Exhibit 2.2

SOLICITATION VERSION

Edward O. Sassower, P.C. (admitted pro hac vice)		Michael A. Condyles (VA 27807)
Joshua A. Sussberg, P.C.		Peter J. Barrett (VA 46179)
Brian E. Schartz (admitted pro hac vice)		Jeremy S. Williams (VA 77469)
KIRKLAND & ELLIS LLP		KUTAK ROCK LLP
KIRKLAND & ELLIS INTERNATIONAL LLP		Bank of America Center
601 Lexington Avenue		1111 East Main Street, Suite 800
New York, New York 10022		Richmond, Virginia 23219
Telephone:	(212) 446-4800	Telephone:	(804) 644-1700
Facsimile:	(212) 446-4900	Facsimile:	(804) 783-6192

- and -

James H.M. Sprayregen, P.C.
Justin R. Bernbrock (admitted pro hac vice)
Benjamin M. Rhode (admitted pro hac vice)
KIRKLAND & ELLIS LLP
KIRKLAND & ELLIS INTERNATIONAL LLP
300 North LaSalle
Chicago, Illinois 60654
Telephone:	(312) 862-2000
Facsimile:	(312) 862-2200

Co-Counsel to the Debtors and Debtors in Possession

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE EASTERN DISTRICT OF VIRGINIA

RICHMOND DIVISION

)
In re:	)	Chapter 11
)
PENN VIRGINIA CORPORATION, et al.,[1]	)	Case No. 16-32395 (KLP)
)
Debtors.	)	(Jointly Administered)
)

DISCLOSURE STATEMENT FOR THE FIRST AMENDED JOINT CHAPTER 11 PLAN OF

REORGANIZATION OF PENN VIRGINIA CORPORATION AND ITS DEBTOR AFFILIATES

[1]	The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number, include: Penn Virginia Corporation (4320); Penn Virginia Holding Corp. (7384); Penn Virginia MC Corporation (0458); Penn Virginia MC Energy L.L.C. (0462); Penn Virginia MC Operating Company L.L.C. (0466); Penn Virginia Oil & Gas Corporation (7929); Penn Virginia Oil & Gas GP LLC (3686); Penn Virginia Oil & Gas LP LLC (8109); Penn Virginia Oil & Gas, L.P. (9487). The location of the Debtors’ service address is: Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087.

IMPORTANT INFORMATION ABOUT THIS DISCLOSURE STATEMENT2

THE DEBTORS ARE PROVIDING THE INFORMATION IN THIS DISCLOSURE STATEMENT TO HOLDERS OF CLAIMS AND INTERESTS FOR PURPOSES OF SOLICITING VOTES TO ACCEPT OR REJECT THE JOINT PLAN OF REORGANIZATION OF PENN VIRGINIA CORPORATION AND ITS DEBTOR AFFILIATES PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE. NOTHING IN THIS DISCLOSURE STATEMENT MAY BE RELIED UPON OR USED BY ANY ENTITY FOR ANY OTHER PURPOSE. BEFORE DECIDING WHETHER TO VOTE FOR OR AGAINST THE PLAN, EACH HOLDER ENTITLED TO VOTE SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION IN THIS DISCLOSURE STATEMENT, INCLUDING THE RISK FACTORS DESCRIBED IN ARTICLE VIII HEREIN.

THE PLAN IS SUPPORTED BY THE DEBTORS, HOLDERS OF 100 PERCENT OF THE RBL CLAIMS, AND HOLDERS OF APPROXIMATELY 86 PERCENT OF THE NOTE CLAIMS. THE DEBTORS URGE HOLDERS OF CLAIMS WHOSE VOTES ARE BEING SOLICITED TO ACCEPT THE PLAN.

IN ADDITION, THE COMMITTEE, WHICH IS A COURT-APPOINTED FIDUCIARY FOR HOLDERS OF UNSECURED CLAIMS AS A WHOLE, RECOMMENDS THAT HOLDERS OF UNSECURED CLAIMS VOTE TO ACCEPT THE PLAN. HOLDERS OF UNSECURED CLAIMS SHOULD ALSO REVIEW THE LETTER FROM THE COMMITTEE WITH THIS DISCLOSURE STATEMENT, WHICH DISCUSSES THE ISSUES THE COMMITTEE HAS SETTLED AND THE PLAN’S PROPOSED TREATMENT OF HOLDERS OF UNSECURED CLAIMS (THE “COMMITTEE LETTER”). THE COMMITTEE URGES HOLDERS OF UNSECURED CLAIMS TO CONSIDER THE COMMITTEE LETTER AND VOTE IN FAVOR OF THE PLAN. THE AD HOC EQUITY GROUP DOES NOT SUPPORT THE PLAN AND URGES EQUITY SECURITY HOLDERS TO OBJECT TO THE PLAN. SEE ARTICLE VII.J OF THIS DISCLOSURE STATEMENT, ENTITLED “The Ad Hoc Equity Group,” WHICH STARTS ON PAGE 41.

THE DEBTORS URGE EACH HOLDER OF A CLAIM TO CONSULT WITH ITS OWN ADVISORS WITH RESPECT TO ANY LEGAL, FINANCIAL, SECURITIES, TAX, OR BUSINESS ADVICE IN REVIEWING THIS DISCLOSURE STATEMENT, THE PLAN, AND THE PROPOSED TRANSACTIONS CONTEMPLATED THEREBY. FURTHERMORE, THE COURT’S APPROVAL OF THE ADEQUACY OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE THE COURT’S APPROVAL OF THE PLAN.

THIS DISCLOSURE STATEMENT CONTAINS, AMONG OTHER THINGS, SUMMARIES OF THE PLAN, CERTAIN STATUTORY PROVISIONS, AND CERTAIN ANTICIPATED EVENTS IN THE CHAPTER 11 CASES. ALTHOUGH THE DEBTORS BELIEVE THAT THESE SUMMARIES ARE FAIR AND ACCURATE, THESE SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY TO THE EXTENT THAT THEY DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS OR STATUTORY PROVISIONS OR EVERY DETAIL OF SUCH ANTICIPATED EVENTS. IN THE EVENT OF ANY INCONSISTENCY OR DISCREPANCY BETWEEN A DESCRIPTION IN THIS DISCLOSURE STATEMENT AND THE TERMS AND PROVISIONS OF THE PLAN OR ANY OTHER DOCUMENTS INCORPORATED HEREIN BY REFERENCE, THE PLAN OR SUCH OTHER DOCUMENTS WILL GOVERN FOR ALL PURPOSES. FACTUAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT HAS BEEN PROVIDED BY THE DEBTORS’ MANAGEMENT EXCEPT WHERE OTHERWISE SPECIFICALLY NOTED. THE DEBTORS DO NOT REPRESENT OR WARRANT THAT THE INFORMATION CONTAINED HEREIN OR ATTACHED HERETO IS WITHOUT ANY MATERIAL INACCURACY OR OMISSION.

IN PREPARING THIS DISCLOSURE STATEMENT, THE DEBTORS RELIED ON FINANCIAL DATA DERIVED FROM THE DEBTORS’ BOOKS AND RECORDS AND ON VARIOUS ASSUMPTIONS REGARDING THE DEBTORS’ BUSINESSES. WHILE THE DEBTORS BELIEVE THAT SUCH FINANCIAL INFORMATION FAIRLY REFLECTS THE FINANCIAL CONDITION OF THE DEBTORS AS OF THE DATE HEREOF AND THAT THE ASSUMPTIONS REGARDING FUTURE EVENTS REFLECT REASONABLE BUSINESS JUDGMENTS, NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OF THE FINANCIAL INFORMATION CONTAINED HEREIN OR ASSUMPTIONS REGARDING THE DEBTORS’ BUSINESSES AND THEIR FUTURE RESULTS AND OPERATIONS. THE DEBTORS EXPRESSLY CAUTION READERS NOT TO PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

[2]	Capitalized terms used but not defined in this disclaimer shall have the meaning ascribed to them elsewhere in this Disclosure Statement.

THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE, AND MAY NOT BE CONSTRUED AS, AN ADMISSION OF FACT, LIABILITY, STIPULATION, OR WAIVER. THE DEBTORS OR ANY OTHER AUTHORIZED PARTY MAY SEEK TO INVESTIGATE, FILE, AND PROSECUTE CLAIMS AND MAY OBJECT TO CLAIMS AFTER THE CONFIRMATION OR EFFECTIVE DATE OF THE PLAN IRRESPECTIVE OF WHETHER THIS DISCLOSURE STATEMENT IDENTIFIES ANY SUCH CLAIMS OR OBJECTIONS TO CLAIMS.

THE DEBTORS ARE MAKING THE STATEMENTS AND PROVIDING THE FINANCIAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT AS OF THE DATE HEREOF, UNLESS OTHERWISE SPECIFICALLY NOTED. ALTHOUGH THE DEBTORS MAY SUBSEQUENTLY UPDATE THE INFORMATION IN THIS DISCLOSURE STATEMENT, THE DEBTORS HAVE NO AFFIRMATIVE DUTY TO DO SO, AND EXPRESSLY DISCLAIM ANY DUTY TO PUBLICLY UPDATE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. HOLDERS OF CLAIMS REVIEWING THIS DISCLOSURE STATEMENT SHOULD NOT INFER THAT, AT THE TIME OF THEIR REVIEW, THE FACTS SET FORTH HEREIN HAVE NOT CHANGED SINCE THIS DISCLOSURE STATEMENT WAS FILED. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION, MODIFICATION, OR AMENDMENT. THE DEBTORS RESERVE THE RIGHT TO FILE AN AMENDED OR MODIFIED PLAN AND RELATED DISCLOSURE STATEMENT FROM TIME TO TIME, SUBJECT TO THE TERMS OF THE PLAN AND THE RESTRUCTURING SUPPORT AGREEMENT.

THE DEBTORS HAVE NOT AUTHORIZED ANY ENTITY TO GIVE ANY INFORMATION ABOUT OR CONCERNING THE PLAN OTHER THAN THAT WHICH IS CONTAINED IN THIS DISCLOSURE STATEMENT. THE DEBTORS HAVE NOT AUTHORIZED ANY REPRESENTATIONS CONCERNING THE DEBTORS OR THE VALUE OF THEIR PROPERTY OTHER THAN AS SET FORTH IN THIS DISCLOSURE STATEMENT.

IF THE PLAN IS CONFIRMED BY THE COURT AND THE EFFECTIVE DATE OCCURS, ALL HOLDERS OF CLAIMS AND INTERESTS (INCLUDING THOSE HOLDERS OF CLAIMS WHO DO NOT SUBMIT BALLOTS TO ACCEPT OR REJECT THE PLAN, WHO VOTE TO REJECT THE PLAN, OR WHO ARE NOT ENTITLED TO VOTE ON THE PLAN) WILL BE BOUND BY THE TERMS OF THE PLAN AND THE RESTRUCTURING TRANSACTION CONTEMPLATED THEREBY.

THE CONFIRMATION AND EFFECTIVENESS OF THE PLAN ARE SUBJECT TO CERTAIN MATERIAL CONDITIONS PRECEDENT DESCRIBED HEREIN AND SET FORTH IN ARTICLE IX OF THE PLAN. THERE IS NO ASSURANCE THAT THE PLAN WILL BE CONFIRMED, OR IF CONFIRMED, THAT THE CONDITIONS REQUIRED TO BE SATISFIED FOR THE PLAN TO GO EFFECTIVE WILL BE SATISFIED (OR WAIVED).

YOU ARE ENCOURAGED TO READ THE PLAN AND THIS DISCLOSURE STATEMENT IN ITS ENTIRETY, INCLUDING ARTICLE VIII, ENTITLED “RISK FACTORS,” WHICH BEGINS ON PAGE 44, BEFORE SUBMITTING YOUR BALLOT TO VOTE ON THE PLAN.

THE COURT’S APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE A GUARANTEE BY THE COURT OF THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN OR AN ENDORSEMENT BY THE COURT OF THE MERITS OF THE PLAN.

SUMMARIES OF THE PLAN AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN. THE SUMMARIES OF THE FINANCIAL INFORMATION AND THE DOCUMENTS ANNEXED TO THIS DISCLOSURE STATEMENT OR OTHERWISE INCORPORATED HEREIN BY REFERENCE ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THOSE DOCUMENTS. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE ONLY AS OF THE DATE OF THIS DISCLOSURE STATEMENT, AND THERE IS NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER SUCH DATE. EXCEPT AS OTHERWISE PROVIDED IN THE PLAN OR IN ACCORDANCE WITH APPLICABLE LAW, THE DEBTORS ARE UNDER NO DUTY TO UPDATE OR SUPPLEMENT THIS DISCLOSURE STATEMENT.

THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS INCLUDED FOR PURPOSES OF SOLICITING ACCEPTANCES TO, AND CONFIRMATION OF, THE PLAN AND MAY NOT BE RELIED ON FOR ANY OTHER PURPOSE. IN THE EVENT OF ANY INCONSISTENCY BETWEEN THE DISCLOSURE STATEMENT AND THE PLAN, THE RELEVANT PROVISIONS OF THE PLAN WILL GOVERN.

THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE AND BANKRUPTCY RULE 3016(B) AND IS NOT NECESSARILY PREPARED IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER SIMILAR LAWS. THIS

DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY SIMILAR FEDERAL, STATE, LOCAL OR FOREIGN REGULATORY AGENCY, NOR HAS THE SEC OR ANY OTHER AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT.

THE DEBTORS HAVE SOUGHT TO ENSURE THE ACCURACY OF THE FINANCIAL INFORMATION PROVIDED IN THIS DISCLOSURE STATEMENT; HOWEVER, THE FINANCIAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT OR INCORPORATED HEREIN BY REFERENCE HAS NOT BEEN, AND WILL NOT BE, AUDITED OR REVIEWED BY THE DEBTORS’ INDEPENDENT AUDITORS UNLESS EXPLICITLY PROVIDED OTHERWISE.

UPON CONFIRMATION OF THE PLAN, CERTAIN OF THE SECURITIES DESCRIBED IN THIS DISCLOSURE STATEMENT WILL BE ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, 15 U.S.C. §§ 77A–77AA, TOGETHER WITH THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE “SECURITIES ACT”), OR SIMILAR FEDERAL, STATE, LOCAL, OR FOREIGN LAWS, IN RELIANCE ON THE EXEMPTION SET FORTH IN SECTION 1145 OF THE BANKRUPTCY CODE. OTHER SECURITIES MAY BE ISSUED PURSUANT TO OTHER APPLICABLE EXEMPTIONS UNDER THE FEDERAL SECURITIES LAWS. TO THE EXTENT EXEMPTIONS FROM REGISTRATION UNDER SECTION 1145 OF THE BANKRUPTCY CODE OR APPLICABLE FEDERAL SECURITIES LAW DO NOT APPLY, THE SECURITIES MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO A VALID EXEMPTION OR UPON REGISTRATION UNDER THE SECURITIES ACT.

THE DEBTORS MAKE STATEMENTS IN THIS DISCLOSURE STATEMENT THAT ARE CONSIDERED FORWARD-LOOKING STATEMENTS UNDER FEDERAL SECURITIES LAWS. THE DEBTORS CONSIDER ALL STATEMENTS REGARDING ANTICIPATED OR FUTURE MATTERS, TO BE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS MAY INCLUDE STATEMENTS ABOUT THE DEBTORS’:

•	BUSINESS STRATEGY;

•	ESTIMATED FUTURE RESERVES AND PRESENT VALUE THEREOF;

•	TECHNOLOGY;

•	FINANCIAL CONDITION, REVENUES, CASH FLOWS, AND EXPENSES;

•	LEVELS OF INDEBTEDNESS, LIQUIDITY, AND COMPLIANCE WITH DEBT COVENANTS;

•	FINANCIAL STRATEGY, BUDGET, PROJECTIONS, AND OPERATING RESULTS;

•	OIL, NATURAL GAS, AND NATURAL GAS LIQUID PRICES;

•	TIMING AND AMOUNT OF FUTURE PRODUCTION OF OIL, NATURAL GAS, AND NATURAL GAS LIQUIDS;

•	AVAILABILITY OF DRILLING AND PRODUCTION EQUIPMENT;

•	AVAILABILITY OF OILFIELD LABOR;

•	AVAILABILITY OF THIRD-PARTY OIL AND NATURAL GAS GATHERING, REFINING, PROCESSING, AND TRANSPORTATION CAPACITY;

•	THE AMOUNT, NATURE, AND TIMING OF CAPITAL EXPENDITURES, INCLUDING FUTURE EXPLORATION AND DEVELOPMENT COSTS;

•	AVAILABILITY AND TERMS OF CAPITAL;

•	DRILLING OF WELLS, INCLUDING THE DEBTORS’ IDENTIFIED DRILLING LOCATIONS;

•	SUCCESSFUL RESULTS FROM THE DEBTORS’ DRILLING;

•	MARKETING OF OIL, NATURAL GAS, AND NATURAL GAS LIQUIDS;

•	THE INTEGRATION AND BENEFITS OF ASSET AND PROPERTY ACQUISITIONS OR THE EFFECTS OF ASSET AND PROPERTY ACQUISITIONS OR DISPOSITIONS ON THE DEBTORS’ CASH POSITION AND LEVELS OF INDEBTEDNESS;

•	INFRASTRUCTURE FOR DISPOSAL OF SALT WATER AND OTHER BYPRODUCTS OF EXPLORATION AND PRODUCTION ACTIVITIES;

•	SOURCES OF ELECTRICITY UTILIZED IN OPERATIONS AND THE RELATED INFRASTRUCTURES;

•	COSTS OF DEVELOPING THE DEBTORS’ PROPERTIES AND CONDUCTING OTHER OPERATIONS;

•	GENERAL ECONOMIC AND BUSINESS CONDITIONS;

•	EFFECTIVENESS OF THE DEBTORS’ RISK MANAGEMENT ACTIVITIES;

•	ENVIRONMENTAL LIABILITIES;

•	COUNTERPARTY CREDIT RISK;

•	THE OUTCOME OF PENDING AND FUTURE LITIGATION;

•	GOVERNMENTAL REGULATION AND TAXATION OF THE OIL AND NATURAL GAS INDUSTRY;

•	DEVELOPMENTS IN OIL-PRODUCING AND NATURAL GAS-PRODUCING COUNTRIES;

•	UNCERTAINTY REGARDING THE DEBTORS’ FUTURE OPERATING RESULTS;

•	PLANS, OBJECTIVES, AND EXPECTATIONS;

•	VARIATIONS IN THE MARKET DEMAND FOR, AND PRICES OF, OIL, NATURAL GAS, AND NATURAL GAS LIQUIDS;

•	UNCERTAINTIES ABOUT THE DEBTORS’ ESTIMATED QUANTITIES OF OIL AND NATURAL GAS RESERVES;

•	THE ADEQUACY OF THE DEBTORS’ CAPITAL RESOURCES AND LIQUIDITY;

•	ACCESS TO CAPITAL;

•	UNCERTAINTIES ABOUT THE DEBTORS’ ABILITY TO REPLACE RESERVES AND ECONOMICALLY DEVELOP THEIR CURRENT RESERVES;

•	RISKS IN CONNECTION WITH ACQUISITIONS;

•	DRILLING RESULTS;

•	THE POTENTIAL ADOPTION OF NEW GOVERNMENTAL REGULATIONS; AND

•	THE DEBTORS’ ABILITY TO SATISFY FUTURE CASH OBLIGATIONS AND ENVIRONMENTAL COSTS.

STATEMENTS CONCERNING THESE AND OTHER MATTERS ARE NOT GUARANTEES OF THE REORGANIZED DEBTORS’ FUTURE PERFORMANCE. THERE ARE RISKS, UNCERTAINTIES, AND OTHER IMPORTANT FACTORS THAT COULD CAUSE THE REORGANIZED DEBTORS’ ACTUAL PERFORMANCE OR ACHIEVEMENTS TO BE DIFFERENT FROM THOSE THEY MAY PROJECT, AND THE DEBTORS UNDERTAKE NO OBLIGATION TO UPDATE THE PROJECTIONS MADE HEREIN. THESE RISKS, UNCERTAINTIES, AND FACTORS MAY INCLUDE: THE DEBTORS’ ABILITY TO CONFIRM AND CONSUMMATE THE PLAN; THE POTENTIAL THAT THE PLAN MAY BE CONVERTED TO A PROCESS TO SELL SUBSTANTIALLY ALL OF

THE DEBTORS’ ASSETS UNDER SECTION 363 OF THE BANKRUPTCY CODE; THE DEBTORS’ ABILITY TO REDUCE THEIR OVERALL FINANCIAL LEVERAGE; THE POTENTIAL ADVERSE IMPACT OF THE CHAPTER 11 CASES ON THE DEBTORS’ OPERATIONS, MANAGEMENT, AND EMPLOYEES, AND THE RISKS ASSOCIATED WITH OPERATING THE DEBTORS’ BUSINESSES DURING THE CHAPTER 11 CASES; CUSTOMER RESPONSES TO THE CHAPTER 11 CASES; THE DEBTORS’ INABILITY TO DISCHARGE OR SETTLE CLAIMS DURING THE CHAPTER 11 CASES; GENERAL ECONOMIC, BUSINESS, AND MARKET CONDITIONS; CURRENCY FLUCTUATIONS; INTEREST RATE FLUCTUATIONS; PRICE INCREASES; EXPOSURE TO LITIGATION; A DECLINE IN THE DEBTORS’ MARKET SHARE DUE TO COMPETITION OR PRICE PRESSURE BY CUSTOMERS; THE DEBTORS’ ABILITY TO IMPLEMENT COST REDUCTION INITIATIVES IN A TIMELY MANNER; THE DEBTORS’ ABILITY TO DIVEST EXISTING BUSINESSES; FINANCIAL CONDITIONS OF THE DEBTORS’ CUSTOMERS; ADVERSE TAX CHANGES; LIMITED ACCESS TO CAPITAL RESOURCES; CHANGES IN DOMESTIC AND FOREIGN LAWS AND REGULATIONS; TRADE BALANCE; NATURAL DISASTERS; GEOPOLITICAL INSTABILITY; AND THE EFFECTS OF GOVERNMENTAL REGULATION ON THE DEBTORS’ BUSINESSES.

TABLE OF CONTENTS

			Page

I.	INTRODUCTION		1

II.	PRELIMINARY STATEMENT		1

III.	QUESTIONS AND ANSWERS REGARDING THIS DISCLOSURE STATEMENT AND PLAN		6
	A.	What is chapter 11?	6
	B.	Why are the Debtors sending me this Disclosure Statement?	6
	C.	Am I entitled to vote on the Plan?	6
	D.	What will I receive from the Debtors if the Plan is consummated?	7
	E.	What will I receive from the Debtors if I hold an Allowed Administrative Claim, DIP Claim, or a Priority Tax Claim?	11
	F.	How do I know if I have a Convenience Claim and what does that mean for my General Unsecured Claim if I do?	13
	G.	Are any regulatory approvals required to consummate the Plan?	14
	H.	What happens to my recovery if the Plan is not confirmed or does not go effective?	14
	I.	If the Plan provides that I get a distribution, do I get it upon Confirmation or when the Plan goes effective, and what is meant by “Confirmation,” “Effective Date,” and “Consummation?”	14
	J.	What are the sources of Cash and other consideration required to fund the Plan?	14
	K.	Are there risks to owning the New Common Stock upon emergence from chapter 11?	14
	L.	Is there potential litigation related to the Plan?	14
	M.	What is the Management Incentive Plan and how will it affect the distribution I receive under the Plan?	15
	N.	Will the final amount of Allowed General Unsecured Claims affect the recovery of holders of Allowed General Unsecured Claims under the Plan?	15
	O.	How will Claims asserted with respect to rejection damages affect my recovery under the Plan?	16
	P.	How will the resolution of certain contingent, unliquidated, and disputed litigation Claims affect my recovery under the Plan?	16
	Q.	How will the preservation of the Causes of Action impact my recovery under the Plan?	16
	R.	How will the release of Avoidance Actions affect my recovery under the Plan?	17
	S.	Will there be releases and exculpation granted to parties in interest as part of the Plan?	18
	T.	What impact does the Claims Bar Date have on my Claim?	21
	U.	What is the deadline to vote on the Plan?	22
	V.	How do I vote for or against the Plan?	22
	W.	Why is the Bankruptcy Court holding a Confirmation Hearing?	22
	X.	When is the Confirmation Hearing set to occur?	22
	Y.	What is the purpose of the Confirmation Hearing?	22
	Z.	What is the effect of the Plan on the Debtors’ ongoing business?	23
	AA.	Will any party have significant influence over the corporate governance and operations of the Reorganized Debtors?	23
	BB.	Who do I contact if I have additional questions with respect to this Disclosure Statement or the Plan?	23
	CC.	Do the Debtors recommend voting in favor of the Plan?	24
	DD.	Who Supports the Plan?	24
	EE.	What is the Rights Offering?	24
	FF.	Are Holders of General Unsecured Claims Entitled to Participate in the Rights Offering?	24
	GG.	What is the Committee’s position on the Plan?	25

EXHIBITS3

EXHIBIT A	Plan of Reorganization

EXHIBIT B	Restructuring Support Agreement

EXHIBIT C	Corporate Organization Chart

EXHIBIT D	Disclosure Statement Order

EXHIBIT E	Rights Offering Procedures

EXHIBIT F	Liquidation Analysis

EXHIBIT G	Financial Projections

EXHIBIT H	Valuation Analysis

[3]	Each Exhibit is incorporated herein by reference.

I.	INTRODUCTION

Penn Virginia Corporation (“Penn Virginia”) and its debtor affiliates, as debtors and debtors in possession (collectively, the “Debtors”), submit this disclosure statement (this “Disclosure Statement”) pursuant to section 1125 of the Bankruptcy Code to holders of Claims against the Debtors in connection with the solicitation of acceptances with respect to the First Amended Joint Chapter 11 Plan of Reorganization of Penn Virginia Corporation and its Debtor Affiliates (the “Plan”), dated June 27, 2016.1 A copy of the Plan is attached hereto as Exhibit A and incorporated herein by reference. The Plan constitutes a separate chapter 11 plan for Penn Virginia and each of the other Debtors.

THE DEBTORS, THE COMMITTEE, HOLDERS OF 100 PERCENT OF THE RBL CLAIMS, AND HOLDERS OF APPROXIMATELY 86 PERCENT OF THE NOTE CLAIMS (COLLECTIVELY, THE “CONSENTING PARTIES”) SUPPORT THE PLAN AND THE DEBTORS BELIEVE THAT THE COMPROMISES CONTEMPLATED UNDER THE PLAN ARE FAIR AND EQUITABLE, MAXIMIZE THE VALUE OF THE DEBTORS’ ESTATES, AND PROVIDE THE BEST RECOVERY TO CLAIM HOLDERS. AT THIS TIME, THE DEBTORS BELIEVE THIS IS THE BEST AVAILABLE ALTERNATIVE FOR COMPLETING THE CHAPTER 11 CASES. THE DEBTORS STRONGLY RECOMMEND THAT YOU VOTE TO ACCEPT THE PLAN.

II.	PRELIMINARY STATEMENT

The Debtors are an oil and natural gas exploration and production (“E&P”) company with corporate headquarters in Radnor, Pennsylvania, and substantial operational and administrative functions located in Houston, Texas. The Debtors are exclusively engaged in the exploration and production of oil and natural gas reserves in the United States. The Debtors’ most significant assets by far are located in the Eagle Ford shale in South Texas, where they own a contiguous position of approximately 100,000 net acres. The Debtors also own oil and natural gas-producing properties in the Granite Wash in Oklahoma and the Marcellus Shale in Pennsylvania; the Debtors’ non-Eagle Ford aggregate holdings are approximately 20,300 net acres. The Debtors primarily produce crude oil, natural gas, and natural gas liquids (“NGLs”). In 2015, the Debtors’ total production was comprised of 80 percent crude oil and NGLs and 20 percent natural gas. Of the Debtors’ 44 MMBOE2 in total proved reserves3 as of December 31, 2015, 84 percent were oil and NGLs and 92 percent of these reserves are located in the Eagle Ford shale.

As of the Petition Date, the Debtors’ capital structure consisted of: (a) approximately $1.2 billion in aggregate funded-debt obligations; and (b) preferred equity interests with a stated aggregate liquidation preference of approximately $211 million. The Debtors’ funded-debt obligations included: (a) approximately $113 million outstanding under a senior secured reserve-based revolving credit facility (the “RBL Facility”); and (b) $1,075 million in principal and approximately $47 million in unpaid interest

[1]	Capitalized terms used but not otherwise defined in this Disclosure Statement shall have the meaning ascribed to such terms in the Plan. The summary of the Plan provided herein is qualified in its entirety by reference to the Plan. In the case of any inconsistency between this Disclosure Statement and the Plan, the Plan will govern.
[2]	“MMBOE” or “million barrels of oil equivalent” is a standard unit of measurement used in the oil and natural gas exploration and production industry. The measurement indicates the amount of energy that is equivalent to the amount of crude oil in a single barrel.
[3]	“Proved reserves” are those quantities of oil and gas that geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward from known reservoirs under existing economic and operating conditions.

outstanding under certain senior unsecured notes (i.e., the Notes). The Debtors also have 3,864 shares of outstanding Series A Preferred Stock and 17,152 shares of outstanding Series B Preferred Stock, each with a stated liquidation preference of $10,000 per share. As of December 31, 2015, the Debtors reported total assets of approximately $518 million and total debt of approximately $1.2 billion. For the twelve months ended December 31, 2015, the Debtors reported approximately $305 million of total revenue—down from approximately $637 million for the twelve months ended December 31, 2014.

Operating and market conditions in the oil and gas industry have undergone a profound transformation in recent years. In the fall of 2014, oil prices plummeted due principally to global oversupply and have yet to recover— falling from over $100 Bbl4 to below $27 per Bbl in February 2016 and currently trading at approximately $46 per Bbl. Simultaneously, natural gas prices, in response to continued growth in domestic production and unseasonably mild weather, sustained a marked decline—falling below $1.70 per MMBtu5 in December 2015 and are currently trading at approximately $2.16 per MMBtu. In response, upstream producers in the Eagle Ford and across the United States have experienced significantly reduced cash flows, which has in turn had a negative impact on their ability to service funded-debt obligations, pay general and administrative costs, and maintain drilling activities so that production remains constant. Indeed, over the course of 2015, the Debtors significantly reduced employee headcount and reduced their number of operating rigs in the Eagle Ford from eight to one. In February 2016, the Debtors suspended their drilling program entirely. The following chart, showing the indexed performance of commodities prices against the trading prices of the Notes and Penn Virginia’s common shares, demonstrates just how closely the Debtors’ success is tied to commodities prices:

[4]	“Bbl,” or “barrel,” is a unit of volume for crude oil and petroleum products. One bbl equals approximately 42 U.S. gallons.
[5]	“MMBtu” is a unit of measurement meaning one million British thermal units.

In line with the general market decline, the trading prices of Penn Virginia’s common shares and the Notes have fallen to a fraction of their historical value—a market reflection of the toll these difficult conditions and substantially lower commodities prices have taken on the Debtors’ businesses. Despite recent gains, the near-term outlook for crude oil and natural gas prices remains uncertain, especially in light of Great Britain’s recent decision to exit the European Union, which is having a significant, negative affect on commodities prices.

Despite the Debtors’ efforts to mitigate the financial strain brought on by current market conditions through non-core asset divestitures and operational “rightsizing,” the capital-intensive nature of the Debtors’ businesses, together with the Debtors’ highly leveraged capital structure, have made it difficult to withstand current headwinds. As a result, in January 2016, the Debtors engaged financial advisors and legal counsel to advise management and the board of directors regarding potential strategic alternatives to enhance the Debtors’ liquidity and address their capital structure. Further, on March 22, 2016, the Debtors appointed R. Seth Bullock of Alvarez & Marsal North America, LLC (“A&M”) as chief restructuring officer. Over the first four months of 2016, the Debtors and their advisors engaged the RBL Agent, the RBL Lenders, and an ad hoc committee of Noteholders (the “Ad Hoc Committee”) regarding various restructuring alternatives—both out-of-court and in-court—to strengthen the Debtors’ balance sheet, provide near-term liquidity support, and create a sustainable capital structure to position the Debtors for long-term success.

The Debtors’ efforts in this regard were ultimately successful. After extensive, hard-fought negotiations, the Debtors, lenders holding 100 percent of the principal amount of the loans arising under the RBL Facility, and holders of approximately 86 percent of the principal amount of the Notes agreed to the terms of the restructuring set forth in the Restructuring Support Agreement, a copy of which is attached hereto as Exhibit B. As discussed herein, in the months immediately preceding the Petition Date, the Debtors explored various leverage points with the RBL Lenders and Noteholders, including the strategic liquidation of certain in-the-money hedging agreements, and arrived at a resolution under which both the RBL Lenders and the Noteholders agreed both to certain concessions and to provide post-emergence sources of liquidity.

The Restructuring Support Agreement contemplates a swift restructuring by which the Debtors will eliminate approximately $1.3 billion in funded-debt obligations and preferred equity interests (as well as common interests) and minimize the time and expense associated with the Chapter 11 Cases. To capture the full benefit of the compromises embodied in the Restructuring Support Agreement, the Debtors must move swiftly through chapter 11. The Restructuring Support Agreement sets forth the following milestones (collectively, the “Milestones”):

•	no later than three days after the Petition Date, the Bankruptcy Court shall have entered an interim order approving the DIP Facility;

•	no later than fifteen days after the Petition Date, the Debtors shall file with the Bankruptcy Court (a) a motion to establish a bar date for filing proofs of claim; and (b) the schedules of assets and liabilities and statements of financial affairs (the “Schedules and Statements”) for each Debtor;

•	no later than thirty days after the Petition Date, (a) the Bankruptcy Court shall have entered the Final DIP Order, (b) the Bankruptcy Court shall have entered an order approving the assumption of the Restructuring Support Agreement and Backstop Commitment Agreement (as defined in the Plan), and (c) the Debtors shall have delivered a proposal with regard to the treatment of material contracts to the Majority Consenting Noteholders (as defined in the Plan);

•	no later than forty-five days after the Petition Date, the Bankruptcy Court shall have entered an order (the “Disclosure Statement Order”) approving the adequacy of this Disclosure Statement and related solicitation procedures (including the Rights Offering procedures);[6]

•	no later than forty-five days after the entry of the Disclosure Statement Order, the Bankruptcy Court shall commence a hearing to confirm the Plan (the “Confirmation Hearing”);

•	no later than five days after the commencement of the Confirmation Hearing, the Bankruptcy Court shall enter an order (the “Confirmation Order”) confirming the Plan; and

•	no later than twenty-five days after entry of the Confirmation Order, the Debtors shall consummate the transactions contemplated by the Plan.

Further, under the Restructuring Support Agreement, the RBL Lenders (in their capacity as DIP Lenders) have agreed to fund a $25 million new money, multi-draw debtor-in-possession credit facility. Additionally, on the Effective Date of the Plan, the Debtors will (a) complete a $50 million rights offering backstopped by certain of the Noteholders as Backstop Parties and (b) enter into a new, reserve-based revolving exit credit facility with an initial availability of up to $128 million funded by the RBL Lenders as Exit Facility Lenders. The DIP Facility, the Rights Offering, and the Exit Facility provide substantial benefits to the Debtors and drive recoveries (in both quantum and form of consideration) for the Debtors’ stakeholders.

The core terms of the Restructuring Support Agreement will be implemented through a chapter 11 plan of reorganization—namely, the Plan (described more fully in Article IV.B of this Disclosure Statement, entitled “The Plan,” which begins on page 26)—under which:

•	holders of administrative and priority Claims shall be paid in full, in cash on the Effective Date;

•	holders of DIP Claims shall receive payment in full, in cash on the Effective Date, funded from cash on hand and the proceeds of the Exit Facility and the Rights Offering;

•	holders of Other Secured Claims shall receive such treatment as to render their claims unimpaired;

•	holders of RBL Claims shall receive payment in full, in cash on the Effective Date, funded from cash on hand and the proceeds of the Exit Facility and the Rights Offering;

•	holders of Note Claims and holders of General Unsecured Claims, collectively, shall each receive their pro rata share of an aggregate of 100% of the New Common Stock on the Effective Date, subject to

[6]	To date, the Debtors have satisfied all of their obligations with respect to each of the first four Milestones and are on schedule to satisfy each of the remaining Milestones.

dilution on account of the Management Incentive Plan Equity, any fees payable in New Common Stock under the terms of the Backstop Commitment Agreement (including the Commitment Premium), and the New Common Stock issued in the Rights Offering;

•	holders of Note Claims shall also be entitled to participate in the Rights Offering in accordance with the Backstop Commitment Agreement, the Restructuring Support Agreement, the Plan, and certain Rights Offering Procedures;

•	all existing Interests in Penn Virginia shall be canceled, extinguished, and discharged; and

•	intercompany Claims and Interests shall be reinstated or canceled at the Debtors’ or the reorganized Debtors’ option.

In short, the Restructuring Support Agreement provides the Debtors with the resources and flexibility to pursue a value-maximizing restructuring transaction. In addition, the compromises and settlements embodied therein, and to be implemented pursuant to the Plan, preserve value by enabling the Debtors to avoid protracted, value-destructive litigation that would delay the Debtors’ emergence from chapter 11. Instead of litigating with the RBL Lenders and Noteholders over potential recoveries, the RBL Lenders have agreed to (a) become parties to the Restructuring Support Agreement, (b) fund the DIP Facility, and (c) participate in the Exit Facility and certain of the Noteholders have agreed to backstop the Rights Offering—each of which commitments provide significant value to the Debtors. As of the Petition Date, holders of approximately 87 percent in principal of the Debtors’ funded-debt obligations have agreed to support the restructuring contemplated by the Restructuring Support Agreement and Plan, including the overwhelming majority of the Noteholders—the Debtors’ single largest unsecured creditor constituency.

Since the Petition Date, the Debtors and the Restructuring Support Parties worked with the Committee to settle any issues that the Committee had with the Plan. To that end, the Plan now reflects a global compromise with the Committee. The compromises and settlements to be implemented pursuant to the Plan, preserve value by enabling the Debtors to avoid costly and time-consuming litigation with the Committee that would delay the Debtors’ emergence from chapter 11. For more information regarding the Committee settlement, see Article VII.M of this Disclosure Statement, entitled “Settlement with the Committee,” which begins on page 43.

The formulation of the Restructuring Support Agreement and Plan is a significant achievement for the Debtors in the face of historic commodity price declines and a depressed operating environment. The Debtors strongly believe that the Plan is in the best interests of the Debtors’ estates, represents the best available alternative, and significantly deleverages the Debtors’ consolidated balance sheet at a critical time when the commodity cycle downturn is negatively affecting highly-leveraged companies within the oil and gas industry as a whole. Given the Debtors’ core strengths, including its experienced management team and the strategic location of its assets, the Debtors are confident that they can implement the Restructuring Support Agreement’s balance sheet restructuring to ensure the Debtors’ long-term viability.

III.	QUESTIONS AND ANSWERS REGARDING THIS DISCLOSURE STATEMENT AND PLAN

A.	What is chapter 11?

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. In addition to permitting debtor rehabilitation, chapter 11 promotes equality of treatment for creditors and similarly situated equity interest holders, subject to the priority of distributions prescribed by the Bankruptcy Code.

The commencement of a chapter 11 case creates an estate that comprises all of the legal and equitable interests of the debtor as of the date the chapter 11 case is commenced. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”

Consummating a plan is the principal objective of a chapter 11 case. A bankruptcy court’s confirmation of a plan binds the debtor, any person acquiring property under the plan, any creditor or equity interest holder of the debtor, and any other entity as may be ordered by the bankruptcy court. Subject to certain limited exceptions, the order issued by a bankruptcy court confirming a plan provides for the treatment of the debtor’s liabilities in accordance with the terms of the confirmed plan.

B.	Why are the Debtors sending me this Disclosure Statement?

The Debtors are seeking to obtain Bankruptcy Court approval of the Plan. Before soliciting acceptances of the Plan, section 1125 of the Bankruptcy Code requires the Debtors to prepare a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment regarding acceptance of the Plan and to share such disclosure statement with all holders of claims and interests whose votes on the Plan are being solicited. This Disclosure Statement is being submitted in accordance with these requirements.

C.	Am I entitled to vote on the Plan?

Your ability to vote on, and your distribution under, the Plan, if any, depends on what type of Claim or Interest you hold. Each category of holders of Claims or Interests, as set forth in Article III of the Plan pursuant to section 1122(a) of the Bankruptcy Code, is referred to as a “Class.” Each Class’s respective voting status is set forth below.

Class	Claim or Interest	Status	Voting Rights

1	Secured Tax Claims	Unimpaired	Presumed to Accept

2	Other Secured Claims	Unimpaired	Presumed to Accept

3	Other Priority Claims	Unimpaired	Presumed to Accept

4	RBL Claims	Unimpaired	Presumed to Accept

5	Note Claims	Impaired	Entitled to Vote

6(a)	General Unsecured Claims	Impaired	Entitled to Vote

6(b)	Convenience Claims	Impaired	Entitled to Vote

7	Intercompany Claims	Unimpaired/Impaired	Not Entitled to Vote

8	Intercompany Interests	Unimpaired/Impaired	Not Entitled to Vote

9	Interests in Penn Virginia	Impaired	Deemed to Reject

D.	What will I receive from the Debtors if the Plan is consummated?

The following chart provides a summary of the anticipated recovery to holders of Claims and Interests under the Plan. Any estimates of Claims and Interests in this Disclosure Statement may vary from the final amounts allowed by the Bankruptcy Court. Your ability to receive distributions under the Plan depends upon the ability of the Debtors to obtain Confirmation and meet the conditions necessary to consummate the Plan.

THE PROJECTED RECOVERIES SET FORTH IN THE TABLE BELOW ARE ESTIMATES ONLY AND THEREFORE ARE SUBJECT TO CHANGE. FOR A COMPLETE DESCRIPTION OF THE DEBTORS’ CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS, REFERENCE SHOULD BE MADE TO THE ENTIRE PLAN.7

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims	Projected Recovery Under the Plan

1	Secured Tax Claims	Except to the extent that a holder of an Allowed Secured Tax Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Secured Tax Claim, each such holder shall receive, as applicable: (A) if the Allowed Secured Tax Claim is due and payable on or before the Effective Date, Cash in an amount equal to such Allowed Secured Tax Claim; or (B) if the Allowed Secured Tax Claim is not due and payable on or before the Effective Date, Cash in an amount as may be due and payable under applicable non-bankruptcy law or in the ordinary course of business.	$0	N/A

[7]	The recoveries set forth below may change based upon changes in the amount of Claims that are “Allowed” as well as other factors related to the Debtors’ business operations and general economic conditions. “Allowed” means with respect to any Claim, except as otherwise provided in the Plan: (a) a Claim that is evidenced by a Proof of Claim Filed by the Claims Bar Date (or for which Claim under the Plan, the Bankruptcy Code, or pursuant to a Final Order a Proof of Claim is not or shall not be required to be Filed); (b) a Claim that is listed in the Schedules as not contingent, not unliquidated, and not disputed, and for which no Proof of Claim, as applicable, has been timely Filed; or (c) a Claim Allowed pursuant to the Plan or a Final Order of the Bankruptcy Court; provided that with respect to a Claim described in clauses (a) and (b) above, such Claim shall be considered Allowed only if and to the extent that with respect to such Claim no objection to the allowance thereof has been interposed within the applicable period of time fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules, or the Bankruptcy Court, or such an objection is so interposed and the Claim, as applicable, shall have been Allowed by a Final Order. Any Claim that has been or is hereafter listed in the Schedules as contingent, unliquidated, or disputed, and for which no Proof of Claim is or has been timely Filed, is not considered Allowed and shall be expunged without further action by the Debtors and without further notice to any party or action, approval, or order of the Bankruptcy Court. Notwithstanding anything to the contrary herein, no Claim of any Entity subject to section 502(d) of the Bankruptcy Code shall be deemed Allowed unless and until such Entity pays in full the amount that it owes such Debtor or Reorganized Debtor, as applicable. For the avoidance of doubt, a Proof of Claim Filed after the Claims Bar Date shall not be Allowed for any purposes whatsoever absent entry of a Final Order allowing such late-filed Claim. “Allow” and “Allowing” shall have correlative meanings.

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims	Projected Recovery Under the Plan
2	Other Secured Claims	Except to the extent that a holder of an Allowed Other Secured Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Other Secured Claim, each such holder shall receive, as the Debtors or the Reorganized Debtors, as applicable, determine: (A) payment in full, in Cash, of the unpaid portion of its Allowed Other Secured Claim on the latest of: (i) on or as soon as reasonably practicable after the Effective Date if such Allowed Other Secured Claim is Allowed as of the Effective Date; (ii) on or as soon as reasonably practicable after the date such Other Secured Claim is Allowed; and (iii) the date such Allowed Other Secured Claim becomes due and payable, or as soon thereafter as is reasonably practicable; (B) the collateral securing its Allowed Other Secured Claim; or (C) such other treatment rendering its Allowed Other Secured Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code.	$0	N/A
3	Other Priority Claims	Except to the extent that a holder of an Allowed Other Priority Claim agrees to less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Other Priority Claim, each holder of an Allowed Other Priority Claim shall receive payment in full, in Cash, of the unpaid portion of its Allowed Other Priority Claim on the latest of: (i) on or as soon as reasonably practicable after the Effective Date if such Allowed Other Priority Claim is Allowed as of the Effective Date; (ii) on or as soon as reasonably practicable after the date such Other Priority Claim is Allowed; and (iii) the date such Allowed Other Priority Claim becomes due and payable, or as soon thereafter as is reasonably practicable.	$0	N/A
4	RBL Claims	Except to the extent that a holder of an Allowed RBL Claim agrees to less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed RBL Claim, each holder of an Allowed RBL Claim shall be paid in full in Cash on the Effective Date on account of such Allowed RBL Claim, funded from Cash on hand, the proceeds from the Exit Facility, and the proceeds from the Rights Offering.	$112,552,819.70	100%

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims	Projected Recovery Under the Plan
5	Note Claims	On the Effective Date, or as soon thereafter as reasonably practicable, except to the extent that a holder of an Allowed Note Claim agrees to a less favorable treatment in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Note Claim: (i) Each holder of an Allowed Note Claim that is an Accredited Investor shall receive (a) its Pro Rata share of the New Common Stock Equity Pool and (b) its Subscription Rights to purchase its Pro Rata Share of the Rights Offerings Shares in accordance with the Rights Offering Procedures on account of such Allowed Note Claim; and (ii) Each holder of Allowed Note Claim that is a Certified Non-Accredited Noteholder shall receive its Pro Rata share of the New Common Stock Equity Pool; provided, however, that the amount of each such holder’s Allowed Note Claim shall be increased by 42.5 percent. Holders of Allowed Note Claims that are not an Accredited Investor will not have the opportunity to participate in the Rights Offering.	$1,122,213,194.44	5–8%
6(a)	General Unsecured Claims	Except to the extent that a holder of an Allowed General Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed General Unsecured Claim, each holder of an Allowed General Unsecured Claim shall either: (i) on the Effective Date or as soon as is reasonably practicable thereafter, if such holder’s General Unsecured Claim is an Allowed General Unsecured Claim as of the Effective Date,	Approximately $132,700,000[8]	5–8%[9]

[8]	The Debtors estimate that the total aggregate amount of Class 6(a) General Unsecured Claims will be in the range of approximately $64 million to approximately $237.4 million, with a midpoint of approximately $132.7 million. The actual amount of Class 6(a) General Unsecured Claims will vary based on, among other things, the Debtors’ decisions with respect to the assumption or rejection of Executory Contracts and Unexpired leases. The Bar Date for filing proofs of claim has not get passed and the estimates of Class 6(a) General Unsecured Claims contained in this Disclosure Statement are based on the Debtors’ books and records and good faith estimates.
[9]	The projected recovery under the Plan for holders of Allowed General Unsecured Claims will vary based on the amount of Allowed General Unsecured Claims. The projected aggregate amount of General Unsecured Claims set forth herein is subject to change and reflects the Debtors’ current view on, among other things, the mid-point of potential Executory Contract and Unexpired Lease rejections pursuant to section 365 of the Bankruptcy Code. Any change in the number, identity, or timing of actual rejected Executory Contracts and Unexpired Leases could have a material impact on both the amount of General Unsecured Claims and recoveries of holders of Allowed General Unsecured Claims.

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims	Projected Recovery Under the Plan

receive its Pro Rata share of the New Common Stock made available in the New Common Stock Equity Pool on account of such Allowed General Unsecured Claim; or (ii) on the next applicable Distribution Date, if such holder’s General Unsecured Claim becomes an allowed General Unsecured Claim after the Effective Date, receive New Common Stock in an amount equal to the amount such holder would have received had such holders’ General Unsecured Claim been an Allowed General Unsecured Claim as of the Effective Date.

In addition to the foregoing, each holder of an Allowed General Unsecured Claim that is an Accredited Investor shall receive its Subscription Rights to purchase its Pro Rata Share of the Rights Offering Shares in accordance with the Rights Offering Procedures, with such Pro Rata Share determined based on 50 percent of the total Allowed amount of such General Unsecured Claim. Holders of Allowed General Unsecured Claims that are Accredited Investors shall only be eligible to participate in the aggregate in $5 million of the total $50 million (i.e., 10 percent) of the Rights Offering.

6(b)	Convenience Claims	On the Effective Date, or as soon thereafter as reasonably practicable, except to the extent that a holder of an Allowed Convenience Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Convenience Claim, each holder of an Allowed Convenience Claim shall receive payment in Cash in an amount equal to $0.061 on account of each dollar of its Allowed Convenience Claim; provided, however, that the total cash payments paid to holders of Allowed Convenience Claims shall not exceed the Convenience Claim Cash Cap. In the event Allowed Convenience Claims exceed the Convenience Claim Cash Cap, Allowed Convenience Claims shall be satisfied in ascending order (i.e., from smallest to largest) and any unsatisfied Claim shall be treated as an Allowed General Unsecured Claim in Class 6(a).	Approximately 9,500,000[10]	6.1%

[10]	The Debtors estimate that the total aggregate amount of Class 6(b) Convenience Claims will be in the range of approximately $7.1 million to approximately $11.9 million, with a midpoint of approximately $9.5 million. The Bar Date for filing proofs of claim has not get passed and the estimates of Class 6(b) Convenience Claims contained in this Disclosure Statement are based on the Debtors’ books and records and good faith estimates.

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims	Projected Recovery Under the Plan
7	Intercompany Claims	Intercompany Claims shall be Reinstated as of the Effective Date or, at the Debtors’ or the Reorganized Debtors’ option, in consultation with the Committee, the DIP Agent, the Ad Hoc Committee, and the RBL Agent, shall be cancelled. No distribution shall be made on account of any Intercompany Claim.	N/A	100%/0%
8	Intercompany Interests	Intercompany Interests shall be Reinstated as of the Effective Date or, at the Debtors’ or the Reorganized Debtors’ option, in consultation with the Committed, the DIP Agent, the Ad Hoc Committee, and the RBL Agent, shall be cancelled. No distribution shall be made on account of any Intercompany Interests.	N/A	100%/0%
9	Interests in Penn Virginia	On the Effective Date, all Interests[11] in Penn Virginia will be cancelled and the holders of Interests in Penn Virginia shall not receive or retain any distribution, property, or other value on account of their Interests in Penn Virginia.	N/A	0%

E.	What will I receive from the Debtors if I hold an Allowed Administrative Claim, DIP Claim, or a Priority Tax Claim?

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, DIP Facility Claims, and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Article III of the Plan.

1.	Administrative Claims

Administrative Claims will be satisfied as set forth in Section 2.1 of the Plan, as summarized herein. Unless otherwise agreed to by the holder of an Allowed Administrative Claim and the Debtors, or the Reorganized Debtors, as applicable, each holder of an Allowed Administrative Claim (other than holders of Professional Claims, DIP Claims, and Claims for fees and expenses pursuant to section 1930 of chapter 123 of title 28 of the United States Code) will receive in full and final satisfaction of its Allowed Administrative Claim an amount of Cash equal to the amount of such Allowed Administrative Claim either: (a) if an Administrative Claim is Allowed on or prior to the Effective Date, on the Effective Date

[11]	“Interests” means the common stock, preferred stock, limited liability company interests, and any other equity, ownership, or profits interests of any Debtor, including, without limitation, the Preferred Stock, and the Penn Virginia Common Stock, and options, warrants, rights, or other securities or agreements to acquire the common stock, preferred stock, limited liability company interests, or other equity, ownership, or profits interests of any Debtor (whether or not arising under or in connection with any employment agreement), including any Claim against the Debtors that is subject to subordination pursuant to section 510(b) of the Bankruptcy Code arising from or related to any of the foregoing, provided, however, that the term “Interests” shall not include the Intercompany Interests.

or as soon as reasonably practicable thereafter (or, if not then due, when such Allowed Administrative Claim is due or as soon as reasonably practicable thereafter); (b) if such Administrative Claim is not Allowed as of the Effective Date, unless otherwise agreed, no later than 30 days after the date on which an order Allowing such Administrative Claim becomes a Final Order, or as soon as reasonably practicable thereafter; (c) if such Allowed Administrative Claim is based on liabilities incurred by the Debtors in the ordinary course of their business after the Petition Date, in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Administrative Claim without any further action by the holders of such Allowed Administrative Claim (for the avoidance of doubt, holders of such Allowed Administrative Claims shall not be required to file a request for payment of administrative claim as provided in the second paragraph of Section 2.1 of the Plan); (d) at such time and upon such terms as may be agreed upon by such holder and the Debtors or the Reorganized Debtors, as applicable; or (e) at such time and upon such terms as set forth in an order of the Bankruptcy Court.

Except as otherwise provided in Section 2.1 of the Plan, and except with respect to Administrative Claims that are Professional Claims, requests for payment of Administrative Claims must be Filed and served on the Reorganized Debtors pursuant to the procedures specified in the Confirmation Order and the notice of entry of the Confirmation Order no later than the Administrative Claims Bar Date. Holders of Administrative Claims that are required to, but do not, File and serve a request for payment of such Administrative Claims by such date shall be forever barred, estopped, and enjoined from asserting such Administrative Claims against the Debtors or their property and such Administrative Claims shall be deemed discharged as of the Effective Date. Objections to such requests, if any, must be Filed and served on the Reorganized Debtors and the requesting party no later than 60 days after the Effective Date. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be Filed with respect to an Administrative Claim previously Allowed.

2.	DIP Claims

DIP Claims will be satisfied as set forth in Section 2.2 of the Plan, as summarized herein. The DIP Claims shall be deemed to be Allowed Secured and superpriority Administrative Claims in the full amount due and owing under the DIP Facility as of the Effective Date. In full satisfaction of and in exchange for each DIP Claim, each DIP Claim will be paid in full in Cash on the Effective Date, funded from Cash on hand, the proceeds of the Exit Facility, and the proceeds of the Rights Offering.

3.	Professional Claims

All requests for payment of Professional Claims for services rendered and reimbursement of expenses incurred prior to the Effective Date must be filed no later than 45 days after the Effective Date. Any requests for Professional Claims must be served in accordance with prior orders of the Bankruptcy Court, including the Interim Compensation Order. The Bankruptcy Court shall determine the Allowed amounts of such Professional Claims after notice and a hearing in accordance with the procedures established by the Bankruptcy Code. The Reorganized Debtors shall pay Professional Claims in Cash in the amount the Bankruptcy Court allows, including from the Professional Fee Escrow Account, which the Reorganized Debtors will establish in trust for the Professionals and fund with Cash equal to the Professional Fee Amount on the Effective Date. Professionals shall deliver to the Debtors their estimates for purposes of the Reorganized Debtors computing the Professional Fee Amount no later than five Business Days prior to the anticipated Effective Date. For the avoidance of doubt, no such estimate shall be deemed to limit the amount of the fees and expenses that are the subject of a Professional’s final request for payment of Professional Claims filed with the Bankruptcy Court. If a Professional does not provide an estimate, the Debtors may estimate the unpaid and unbilled fees and expenses of such Professional. No funds in the Professional Fee Escrow Account shall be property of the Estates or subject to any Lien, including any Lien arising under the Exit Facility Documents. Any funds remaining in the Professional Fee Escrow Account after all Allowed Professional Claims have been paid will be turned over to the Reorganized Debtors.

From and after the Effective Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Reorganized Debtors may employ and pay any Professional in the ordinary course of business without any further notice to or action, order, or approval of the Bankruptcy Court.

4.	Priority Tax Claims

Priority Tax Claims will be satisfied as set forth in Section 2.4 of the Plan, as summarized herein. Each holder of an Allowed Priority Tax Claim against a Debtor due and payable on or before the Effective Date shall receive, in the discretion of the Reorganized Debtors, either (a) on the Effective Date, or as soon as practicable thereafter, from the respective Debtor liable for such Allowed Priority Tax Claim, payment in Cash in an amount equal to the amount of such Allowed Priority Tax Claim or (b) treatment provided in section 1129(a)(9) of the Bankruptcy Code. To the extent any Allowed Priority Tax Claim is not due and owing on the Effective Date, such Claim shall be paid in accordance with the terms of any agreement between the Debtors and the holder of such Claim, or as may be due and payable under applicable non-bankruptcy law, or in the ordinary course of business.

5.	Statutory Fees

All fees payable pursuant to section 1930 of Title 28 of the U.S. Code due and payable through the Effective Date shall be paid by the Debtors, or the Reorganized Debtors, as applicable, on or before the Effective Date. Any deadline for filing a claim in the Chapter 11 Cases shall not apply to fees payable by any of the Debtors pursuant to section 1930 of Title 28 of the U.S. Code or any interest accruing thereon. On and after the Effective Date, the Reorganized Debtors shall pay any and all such fees when due and payable, and shall File with the Bankruptcy Court quarterly reports in a form reasonably acceptable to the U.S. Trustee and consistent with the requirements of the Local Rules of the United States Bankruptcy Court for the Eastern District of Virginia. Each Debtor shall remain obligated to pay fees pursuant to section 1930 of Title 28 of the U.S. Code until the earliest of that particular Debtor’s case being converted to a case under Chapter 7 of the Bankruptcy Code or dismissed or the issuance of a Final Decree.

F.	How do I know if I have a Convenience Claim and what does that mean for my General Unsecured Claim if I do?

Under the Plan, a Convenience Claim is any General Unsecured Claim, the holder of which elects to have such General Unsecured Claim treated as a Convenience Claim on its ballot on a timely basis in accordance with the Disclosure Statement Order, and which either, (i) is Allowed in an amount equal to or less than $2,500,000 or (ii) is Allowed in an amount greater than $2,500,000 but is reduced by such holder to $2,500,000. A Claim may be a Convenience Claim irrespective of whether the holder of such Claim is an Accredited Investor or is not an Accredited Investor. Holders of Allowed Convenience Claims will receive payment in Cash in an amount equal to $0.061 on account of each dollar of its Allowed Convenience Claim; provided, however, that the total cash payments paid to holders of Allowed Convenience Claims shall not exceed the Convenience Claim Cash Cap. In the event Allowed Convenience Claims exceed the Convenience Claim Cash Cap, Allowed Convenience Claims shall be satisfied in ascending order (i.e., from smallest to largest) and any unsatisfied Claim shall be treated as an Allowed General Unsecured Claim in Class 6(a).

G.	Are any regulatory approvals required to consummate the Plan?

No. There are no known regulatory approvals that are required to consummate the Plan.

H.	What happens to my recovery if the Plan is not confirmed or does not go effective?

In the event that the Plan is not confirmed or does not go effective, there is no assurance that the Debtors will be able to reorganize their businesses. It is possible that any alternative may provide holders of Claims with less than they would have received pursuant to the Plan. In the event that the Plan is not confirmed, under certain circumstances, the Debtors may be obligated to pay certain fees in connection with the Backstop Commitment Agreement and the Exit Commitment Letters. For a more detailed description of the consequences of an extended chapter 11 case, or of a liquidation scenario, see Article XI.B of this Disclosure Statement, entitled “Best Interests of Creditors/Liquidation Analysis,” which begins on page 62, and the Liquidation Analysis attached hereto as Exhibit F.

I.	If the Plan provides that I get a distribution, do I get it upon Confirmation or when the Plan goes effective, and what is meant by “Confirmation,” “Effective Date,” and “Consummation?”

“Confirmation” of the Plan refers to approval of the Plan by the Bankruptcy Court. Confirmation of the Plan does not guarantee that you will receive the distribution indicated under the Plan. After Confirmation of the Plan by the Bankruptcy Court, there are conditions that need to be satisfied or waived so that the Plan can go effective. Initial distributions to holders of Allowed Claims will only be made on the date the Plan becomes effective—the “Effective Date”—or as soon as reasonably practicable thereafter, as specified in the Plan. See Article XI of this Disclosure Statement, entitled “Confirmation of the Plan,” which begins on page 62, for a discussion of the conditions precedent to consummation of the Plan.

J.	What are the sources of Cash and other consideration required to fund the Plan?

The Plan will be funded by the following sources of consideration: (a) Cash on hand, including proceeds of the DIP Facility; (b) the issuance of the New Common Stock; (c) new capital provided pursuant to the Exit Facility; and (d) new capital provided pursuant to the Rights Offering.

K.	Are there risks to owning the New Common Stock upon emergence from chapter 11?

Yes. See Article VIII of this Disclosure Statement, entitled “Risk Factors,” which begins on page 44.

L.	Is there potential litigation related to the Plan?

Parties in interest may object to the approval of this Disclosure Statement and may object to Confirmation of the Plan as well, which objections potentially could give rise to litigation. See Article VIII.C.11 of this Disclosure Statement, entitled “The Reorganized Debtors May Be Adversely Affected by Potential Litigation, Including Litigation Arising Out of the Chapter 11 Cases,” which begins on page 57.

In the event that it becomes necessary to confirm the Plan over the objection of certain Classes, the Debtors may seek confirmation of the Plan notwithstanding the dissent of such objecting Classes. The Bankruptcy Court may confirm the Plan pursuant to the “cramdown” provisions of the Bankruptcy Code, which allow the Bankruptcy Court to confirm a plan that has been rejected by an impaired Class if it determines that the Plan satisfies section 1129(b) of the Bankruptcy Code. See Article VIII.A.4 of this Disclosure Statement, entitled “The Debtors May Not Be Able to Secure Confirmation of the Plan,” which begins on page 45.

M.	What is the Management Incentive Plan and how will it affect the distribution I receive under the Plan?

On or after the Effective Date, except as otherwise set forth in any employment agreement, the members of the management team of the Reorganized Debtors will be eligible to participate in the Management Incentive Plan, which will be an equity incentive program pursuant to which up to 5% of the New Common Stock will be reserved for issuance (on a fully diluted basis). The New Board shall determine the allocation and other terms and conditions of the Management Incentive Plan participation, including the types of equity awards to be granted under such plan. The Management Incentive Plan Equity will dilute all of the New Common Stock equally.

As is typical for many of the Debtors’ peer companies, the Debtors anticipate requiring having access to a pool of New Common Stock that the New Board can use to incentivize key employees after the Effective Date. Accordingly, the Plan provides that up to 5% of the New Common Stock may be used to incentivize key employees (and potentially including officers) pursuant to the Management Incentive Plan. After the Effective Date, the New Board will determine allocations of New Common Stock under the Management Incentive Plan, if any. However, as the New Board has not been appointed, no determination has been made at this time regarding whether or to what extent any of the New Common Stock will actually be issued for this purpose (and on what terms). Thus, the only aspect of the Management Incentive Plan established under the Plan is an uncommitted ceiling of 5% of the New Common Stock that may (or may not) be distributed in connection therewith after the Effective Date.

Pursuant to Section 4.16 of the Plan, the terms of the Management Incentive Plan will be determined by the New Board—the Plan does not require that the New Board make any distributions pursuant to the Management Incentive Plan. But, the Plan ensures that the New Board will have the discretion to do so.

N.	Will the final amount of Allowed General Unsecured Claims affect the recovery of holders of Allowed General Unsecured Claims under the Plan?

The mid-point of the Debtors’ estimate of aggregate Allowed General Unsecured Claims and Allowed Convenience Claims is approximately $142.2 million.12 Each holder of an Allowed General Unsecured Claim shall receive its Pro Rata share of the New Common Stock made available in the New Common Stock Equity Pool on account of such Allowed General Unsecured Claim. Although the Debtors’ estimate of Allowed General Unsecured Claims is the result of the Debtors’ and their advisors’ careful analysis of available information, General Unsecured Claims actually asserted against the Debtors may be higher or lower than the Debtors’ estimate provided herein, which difference could be material. Moreover, the Debtors in the future may reject certain Executory Contracts and Unexpired Leases, which may result in additional rejection damages Claims not accounted for in this estimate. Further, the Debtors or the Committee may object to certain proofs of claim, and any such objections ultimately could cause the total amount of Allowed General Unsecured Claims to change. These changes could affect recoveries to holders of Claims in Classes 5 and 6(a), and such changes could be material.

[12]	The projected aggregate amount of General Unsecured Claims set forth herein is subject to change and reflects the Debtors’ current view on, among other things, potential Executory Contract and Unexpired Lease rejections pursuant to section 365 of the Bankruptcy Code. Any change in the number, identity, or timing of actual rejected Executory Contracts and Unexpired Leases could have a material impact on the amount of General Unsecured Claims.

O.	How will Claims asserted with respect to rejection damages affect my recovery under the Plan?

The mid-point of the Debtors’ estimate of aggregate Allowed General Unsecured Claims and Allowed Convenience Claims is approximately $142.2 million, which amount includes a mid-point of approximately $133.2 million in estimated Claims arising from the Debtors’ rejection of Executory Contracts and Unexpired Leases. The projected amount of General Unsecured Claims set forth herein is subject to change and reflects the Debtors’ current view on potential rejection damages. Certain parties in interest, including Republic (as defined below), contend that aggregate Executory Contract and Unexpired Lease rejection damages will be higher than the Debtors’ estimate. Any change in the number, identity, or timing of actual rejected Executory Contracts and Unexpired Leases could have a material impact on the amount of General Unsecured Claims. To the extent that the actual amount of rejection damages Claims changes, the value of recoveries to holders of Claims in Classes 5 and 6(a) could change as well, and such changes could be material.

P.	How will the resolution of certain contingent, unliquidated, and disputed litigation Claims affect my recovery under the Plan?

The mid-point of the Debtors’ estimate of aggregate Allowed General Unsecured Claims and Allowed Convenience Claims is approximately $142.2 million. This amount includes the Debtors’ reasonable estimate of certain contingent, unliquidated, and disputed litigation Claims known to the Debtors as of the date hereof, which, with few exceptions, are considered General Unsecured Claims. As of the Petition Date, the Debtors were parties to certain litigation matters that arose in the ordinary course of operating their businesses and could become parties to additional litigation in the future as a result of conduct that occurred prior to the Petition Date. Although the Debtors have disputed, are disputing, or will dispute in the future the amounts asserted by such litigation counterparties, to the extent these parties are ultimately entitled to a higher amount than is reflected in the amounts estimated by the Debtors herein, the value of recoveries to holders of Claims in Classes 5 and 6(a) could change as well, and such changes could be material.

Q.	How will the preservation of the Causes of Action impact my recovery under the Plan?

The Plan provides for the retention of all Causes of Action other than those that are expressly waived, relinquished, exculpated, released, compromised, or settled.

Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in, or according to the terms of, the Plan, including pursuant to Article VIII of the Plan, the DIP Orders, or by a Final Order, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against them as any indication that the Debtors or the Reorganized Debtors will not pursue any and all available Causes of Action against them. The Debtors and the Reorganized Debtors expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in the Plan. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in, or according to the terms of, the Plan, including pursuant to Article VIII of the Plan, the DIP Orders, or a Bankruptcy Court order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation. For the avoidance of doubt, in no instance will any Cause of Action preserved pursuant to Section 4.17 of the Plan include any claim or Cause of Action with respect to, or against, a Released Party.

In accordance with section 1123(b)(3) of the Bankruptcy Code, any Causes of Action preserved pursuant to the first paragraph of Section 4.17 of the Plan that a Debtor may hold against any Entity shall vest in the Reorganized Debtors. The applicable Reorganized Debtor, through its authorized agents or representatives, shall retain and may exclusively enforce any and all such Causes of Action. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action, or to decline to do any of the foregoing, without the consent or approval of any third party or any further notice to or action, order, or approval of the Bankruptcy Court.

R.	How will the release of Avoidance Actions affect my recovery under the Plan?

On the Effective Date, the Debtors, on behalf of themselves and their estates, shall release any and all Avoidance Actions and the Debtors and the Reorganized Debtors, and any of their successors or assigns, and any Entity acting on behalf of the Debtors or the Reorganized Debtors, shall be deemed to have waived the right to pursue any and all Avoidance Actions, except for Avoidance Actions brought as counterclaims or defenses to claims asserted against the Debtors; provided, that such exception shall not apply to any claims asserted against the Debtors by the Pre-Petition Secured Parties (as defined in the DIP Orders).

As set forth in the Liquidation Analysis attached hereto as Exhibit F, based on the Debtors’ analysis of all available information, with the assistance of their advisors, the Debtors have assigned no value to the Avoidance Actions. The Debtors’ determination that they would not recover any value if they pursued the Avoidance Actions is based on, among other issues, the cost of potential litigation, the uncertainty of the outcome of such litigation, and anticipated defenses to the Avoidance Actions.

According to the Ad Hoc Equity Group (as defined below), the Debtors’ statements of financial affairs disclose almost $400 million of transfers to insiders and third parties in the year before their bankruptcy filings. First, approximately $300 million of such transfers were on account of regular course intercompany payables and receivables as more fully described in the global notes to the Debtors’ schedules and statements. Further, the Debtors disagree with this characterization of their statements of financial affairs, which statements speak for themselves. In any event, the Ad Hoc Equity Group objects to the Debtors’ release of all Avoidance Actions with no explanation.

In response, Debtors believe that any recoveries from estate-owed causes of actions like the Avoidance Actions would first be available to satisfy creditor recoveries with residual value (if any) going to equity. Given that the Debtors believe that common equity is out of the money by more than $1 billion, the Debtors do not believe there is any scenario where the proceeds of the Avoidance Actions against insiders, even if prosecuted at a 100% success rate and without discount for professionals’ fees, would be a source of recovery to holders of Penn Virginia Common Stock or Preferred Stock. In any event, the global resolution embodied in the Restructuring Support Agreement—and which now is supported by the the Committee—reflects the view of the Debtors and their key creditor constituencies that pursuing the restructuring reflected in the Plan, which includes release of all Avoidance Actions, is the best path to maximize value in the Chapter 11 Cases.

S.	Will there be releases and exculpation granted to parties in interest as part of the Plan?

Yes, the Plan proposes to release the Released Parties and to exculpate the Exculpated Parties. The Debtors’ releases, third-party releases, and exculpation provisions included in the Plan are an integral part of the Debtors’ overall restructuring efforts and were an essential element of the negotiations between the Debtors and the Consenting Parties in obtaining their support for the Plan pursuant to the terms of the Restructuring Support Agreement.

All of the Released Parties and the Exculpated Parties have made substantial and valuable contributions to the Debtors’ restructuring through efforts to negotiate and implement the Plan, which will maximize and preserve the going-concern value of the Debtors for the benefit of all parties in interest. Accordingly, each of the Released Parties and the Exculpated Parties warrants the benefit of the release and exculpation provisions.

Importantly, (a) all holders of Claims that are deemed to accept the Plan; (b) all holders of Claims who vote to accept the Plan; (c) all holders of Interests that are deemed to reject the Plan will, subject to entry of the Confirmation Order, be required to provide releases against the Debtors and the Released Parties; and (d) all holders of Claims in voting Classes who abstain from voting on the Plan and who do not opt out of the release provisions contained in Article VIII of the Plan will be deemed to have expressly, unconditionally, generally, individually, and collectively released and discharged all Claims and Causes of Action against the Debtors and the Released Parties. The releases are an integral element of the Plan.

Based on the foregoing, the Debtors believe that the releases and exculpations in the Plan are necessary and appropriate and meet the requisite legal standard promulgated by the United States Court of Appeals for the Fourth Circuit. Moreover, the Debtors will present evidence at the Confirmation Hearing to demonstrate the basis for and propriety of the release and exculpation provisions. The release, exculpation, and injunction provisions that are contained in the Plan are copied below.

1.	Release of Liens

Except as otherwise specifically provided in the Plan, the Exit Facility Documents (including in connection with any express written amendment of any mortgage, deed of trust, Lien, pledge, or other security interest under the Exit Facility Documents), the Swap Contracts, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Effective Date, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title, and interest of any holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtors and their successors and assigns, in each case, without any further approval or order of the Bankruptcy Court and without any action or Filing being required to be made by the Debtors, the DIP Agent, the RBL Agent, or any other holder of a Secured Claim. In addition, at the sole expense of the Debtors or the Reorganized Debtors, the DIP Agent and the RBL Agent shall execute and deliver all documents reasonably requested by the Debtors, Reorganized Debtors or administrative agent(s) for the Exit Facility to evidence the release of such mortgages, deeds of trust, Liens, pledges, and other security interests and shall authorize the Reorganized Debtors and their designees to file UCC-3 termination statements and other release documentation (to the extent applicable) with respect thereto.

2.	Debtor Release

Notwithstanding anything contained in the Plan to the contrary, pursuant to section 1123(b) of the Bankruptcy Code, for good and valuable consideration, on and after the Effective Date, each Released Party is deemed released and discharged by the Debtors, the Reorganized Debtors, and their Estates from any and all Claims and Causes of Action, whether known or unknown, including any derivative claims, asserted on behalf of the Debtors, that the Debtors, the Reorganized Debtors, or their Estates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the management, ownership or operation thereof), the Debtors’ in- or out-of-court restructuring efforts, any Avoidance Actions (but excluding Avoidance Action brought as counterclaims or defenses to Claims asserted against the Debtors), the formulation, preparation, dissemination, negotiation, or Filing of the Restructuring Support Agreement, or any Restructuring Transaction, contract, instrument, release, or other agreement or document (including providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the Plan, the Plan Supplement, the Rights Offering, the RBL Facility, the RBL Credit Agreement, the DIP Facility, the Exit Facility, the DIP Credit Agreement, the Backstop Commitment Agreement, the Exit Commitment Letters, the Chapter 11 Cases, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date related or relating to the foregoing. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release (a) any post-Effective Date obligations of any party or Entity under the Plan, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan or (b) any individual from any claim related to an act or omission that is determined in a Final Order by a court competent jurisdiction to have constituted actual fraud or willful misconduct.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtor Release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that the Debtor Release is: (1) in exchange for the good and valuable consideration provided by the Released Parties; (2) a good faith settlement and compromise of the Claims released by the Debtor Release; (3) in the best interests of the Debtors and all holders of Claims and Interests; (4) fair, equitable, and reasonable; (5) given and made after due notice and opportunity for hearing; and (6) a bar to any of the Debtors, the Reorganized Debtors, or the Debtors’ Estates asserting any Claim or Cause of Action released pursuant to the Debtor Release.

3.	Third-Party Release

Notwithstanding anything contained in the Plan to the contrary, as of the Effective Date, each Releasing Party is deemed to have released and discharged each Debtor, Reorganized Debtor, and Released Party from any and all Claims and Causes of Action, whether known or unknown, including any derivative claims, asserted on behalf of the Debtors, that such Entity would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the management, ownership or operation thereof), the Debtors’ in- or out-of-court restructuring efforts, any Avoidance Actions, the formulation, preparation, dissemination, negotiation, or Filing of the Restructuring Support Agreement, or any Restructuring Transaction, contract, instrument, release, or other agreement or document (including providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the Plan, the Plan Supplement, the Rights Offering, the DIP Facility, the Exit Facility, the Backstop Commitment Agreement, the Exit Commitment Letters, the Chapter 11 Cases, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date related or relating to the foregoing. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release (a) any post-Effective Date obligations of any party or Entity under the Plan, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan or (b) any individual from any claim related to an act or omission that is determined in a Final Order by a court competent jurisdiction to have constituted actual fraud or willful misconduct.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Third-Party Release, which includes by reference each of the related provisions and definitions contained herein, and, further, shall constitute the Bankruptcy Court’s finding that the Third Party Release is: (1) consensual (to the extent applicable); (2) essential to the confirmation of the Plan; (3) given in exchange for the good and valuable consideration provided by the Released Parties; (4) a good faith settlement and compromise of the Claims released by the Third-Party Release; (5) in the best interests of the Debtors and their Estates; (6) fair, equitable, and reasonable; (7) given and made after due notice and opportunity for hearing; and (8) a bar to any of the Releasing Parties asserting any claim or Cause of Action released pursuant to the Third-Party Release. Holders of Interests in Penn Virginia are not receiving a recovery under the Plan, are deemed to reject the Plan, and, subject to entry of the Confirmation Order, will be required to provide releases against the Debtors and the Released Parties.

4.	Exculpation

Notwithstanding anything contained herein to the contrary, no Exculpated Party shall have or incur liability for, and each Exculpated Party is hereby released and exculpated from, any Cause of Action for any claim related to any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, or Filing of the Restructuring Support Agreement and related prepetition transactions, the Disclosure Statement, the Plan, the Plan Supplement, or any Restructuring Transaction, contract, instrument, release or other agreement or document (including providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Exculpated Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Disclosure Statement, the Plan, the Plan Supplement, the Restructuring Support Agreement, the Rights Offering, the DIP Facility, the Exit Facility, the DIP Credit Agreement, the Backstop Commitment Agreement, the Exit Commitment Letters, the Filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance of Securities pursuant to the Plan, or the distribution of property under the Plan, except for claims related to any act or omission that is determined in a Final Order by a court of competent jurisdiction to have constituted actual fraud or willful misconduct, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Exculpated Parties have, and upon completion of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of, and distribution of, consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

5.	Injunction

Except as otherwise provided herein or for obligations issued pursuant hereto, all Entities that have held, hold, or may hold Claims or Interests that have been released pursuant to Section 8.2 or Section 8.3 of the Plan, discharged pursuant to Section 8.1 of the Plan, or are subject to exculpation pursuant to Section 8.4 of the Plan shall be permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, the Released Parties, or the Exculpated Parties: (a) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests; (b) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such Claims or Interests; (c) creating, perfecting, or enforcing any encumbrance of any kind against such Entities or the property or Estates of such Entities on account of or in connection with or with respect to any such Claims or Interests; (d) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such Claims or Interests unless such Entity has timely asserted such setoff right in a document Filed with the Bankruptcy Court explicitly preserving such setoff, and notwithstanding an indication of a Claim or Interest or otherwise that such Entity asserts, has, or intends to preserve any right of setoff pursuant to applicable law or otherwise; and (e) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests discharged, released, exculpated, or settled pursuant to the Plan.

For more detail, see Article VIII of the Plan, entitled “Settlement, Release, Injunction, and Related Provisions,” which is incorporated herein by reference.

T.	What impact does the Claims Bar Date have on my Claim?

The Bankruptcy Court has established June 30, 2016, at 5:00 p.m. (prevailing Eastern Time), as the Claims bar date (the “Bar Date”) in the Chapter 11 Cases. The following entities holding Claims (other than RBL Claims) against the Debtors that arose (or that are deemed to have arisen) prior to the Petition Date, including without limitation Class 6(a) General Unsecured Claims and Class 6(b) Convenience Claims, must file proofs of claim on or before the Bar Date: (1) any entity whose Claim against a Debtor is not listed in the applicable Debtor’s schedules of assets and liabilities (“Schedules”) or is listed in the applicable Debtor’s Schedules as contingent, unliquidated, or disputed if such entity desires to participate in any of the Chapter 11 Cases or share in any distribution in any of the Chapter 11 Cases; (2) any entity that believes its Claim is improperly classified in the Schedules or is listed in an incorrect amount and desires to have its Claim allowed in a different classification or amount from that identified in the Schedules; (3) any entity that believes its Claim as listed in the Schedules is not an obligation of the specific Debtor against which the Claim is listed and that desires to have its Claim allowed against a

Debtor other than that identified in the Schedules; and (4) any entity that believes its Claim against a Debtor is or may be an administrative expense pursuant to section 503(b)(9) of the Bankruptcy Code (but not any entity that believes it holds an administrative expense Claim under section 503(b)(1) of the Bankruptcy Code).

In accordance with Bankruptcy Rule 3003(c)(2), if any person or entity that is required, but fails, to file a proof of claim on or before the Bar Date: (1) such person or entity will be forever barred, estopped, and enjoined from asserting such Claim against the Debtors (or filing a proof of claim with respect thereto); (2) the Debtors and their property may be forever discharged from any and all indebtedness or liability with respect to or arising from such Claim; (3) such person or entity will not receive any distribution in the Chapter 11 Cases on account of such Claim; and (4) such person or entity will not be permitted to vote on any plan or plans of reorganization for the Debtors on account of such barred Claim or receive further notices regarding such Claim.

As described in this Disclosure Statement, the distribution you receive on account of your Claim (if any) may depend, in part, on the amount of Claims for which proofs of claim are filed on or before the Bar Date.

U.	What is the deadline to vote on the Plan?

The Voting Deadline is August 2, 2016, at 5:00 p.m. (prevailing Eastern Time).

V.	How do I vote for or against the Plan?

Detailed instructions regarding how to vote on the Plan are contained on the ballots distributed to holders of Claims that are entitled to vote on the Plan. For your vote to be counted, your ballot must be properly completed, executed, and delivered as directed, so that your ballot or a master ballot including your vote is actually received by the Solicitation Agent on or before the Voting Deadline, i.e. August 2, 2016 at 5:00 p.m. prevailing Eastern Time. See Article IX of this Disclosure Statement, entitled “Solicitation and Voting Procedures,” which begins on page 58 for more information.

W.	Why is the Bankruptcy Court holding a Confirmation Hearing?

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court to hold a hearing on confirmation of the Plan and recognizes that any party in interest may object to Confirmation of the Plan.

X.	When is the Confirmation Hearing set to occur?

The Bankruptcy Court has scheduled the Confirmation Hearing for August 11, 2016, at 10:00 a.m. (prevailing Eastern Time). The Confirmation Hearing may be adjourned from time to time without further notice.

Objections to Confirmation must be filed and served on the Debtors, and certain other parties, by no later than August 1, 2016, at 5:00 p.m. (prevailing Eastern Time) in accordance with the notice of the Confirmation Hearing that accompanies this Disclosure Statement and the Disclosure Statement Order attached hereto as Exhibit D and incorporated herein by reference.

Y.	What is the purpose of the Confirmation Hearing?

The confirmation of a plan of reorganization by a bankruptcy court binds the debtor, any issuer of securities under a plan of reorganization, any person acquiring property under a plan of reorganization, any creditor or equity interest holder of a debtor, and any other person or entity as may be ordered by the bankruptcy court in accordance with the applicable provisions of the Bankruptcy Code. Subject to certain limited exceptions, the order issued by the bankruptcy court confirming a plan of reorganization discharges a debtor from any debt that arose before the confirmation of such plan of reorganization and provides for the treatment of such debt in accordance with the terms of the confirmed plan of reorganization.

Z.	What is the effect of the Plan on the Debtors’ ongoing business?

The Debtors are reorganizing under chapter 11 of the Bankruptcy Code. As a result, the occurrence of the Effective Date means that the Debtors will not be liquidated or forced to go out of business. Following Confirmation, the Plan will be consummated on the Effective Date, which is a date that is the first business day after which all conditions to Consummation have been satisfied or waived. See Article IX of the Plan. On or after the Effective Date, and unless otherwise provided in the Plan, the Reorganized Debtors may operate their businesses and, except as otherwise provided by the Plan, may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules. Additionally, upon the Effective Date, all actions contemplated by the Plan will be deemed authorized and approved.

AA.	Will any party have significant influence over the corporate governance and operations of the Reorganized Debtors?

As of the Effective Date, the term of the current members of the boards of directors of the Debtors shall expire, and the initial boards of directors, including the New Board, as well as the officers of each of the Reorganized Debtors, shall be appointed in accordance with the New Organizational Documents and other constituent documents of each Reorganized Debtor. The initial New Board shall consist of those individuals that are selected in accordance with Section 4.14 of the Plan. Successors will be elected in accordance with the New Organizational Documents, which forms shall be included in the Plan Supplement.

The Ad Hoc Equity Group has requested that the Debtors provide additional detail regarding the identity of the members of the New Board. The Debtors do not have such information available at this time, but will make such information available at or before the Confirmation Hearing.

BB.	Who do I contact if I have additional questions with respect to this Disclosure Statement or the Plan?

If you have any questions regarding this Disclosure Statement or the Plan, please contact the Debtors’ Notice and Claims Agent, Epiq Bankruptcy Solutions, LLC:

By regular mail, hand delivery, or overnight mail at:

Penn Virginia Corporation

c/o Epiq Corporate Restructuring

777 Third Avenue, 12th Floor, New York, NY 10017

By electronic mail at:

tabulation@epiqsystems.com (reference “Penn Virginia” in the subject line)

By telephone at:

+1 (646) 282-2500 (ask for the Solicitation Group)

Copies of the Plan, this Disclosure Statement, and any other publicly filed documents in the Chapter 11 Cases are available upon written request to the Debtors’ Notice and Claims Agent at the address above or by downloading the exhibits and documents from the website of the Debtors’ Notice and Claims Agent at http://dm.epiq11.com/PVA (free of charge) or the Bankruptcy Court’s website at www.vaeb.uscourts.gov (for a fee).

CC.	Do the Debtors recommend voting in favor of the Plan?

Yes. The Debtors believe the Plan provides for a larger distribution to the Debtors’ creditors than would otherwise result from any other available alternative. The Debtors believe the Plan, which contemplates a significant deleveraging of the Debtors’ balance sheet and enables them to emerge from chapter 11 expeditiously, is in the best interest of all holders of Claims, and that any other alternatives (to the extent they exist) fail to realize or recognize the value inherent under the Plan.

DD.	Who Supports the Plan?

The Plan is supported by the Debtors, the Committee, the Consenting RBL Lenders, and the Consenting Noteholders, as set forth in the following chart:

Consenting Parties	Support (expressed as an approximate percentage of the total principal amount of claims outstanding)
Debtors	N/A
Holders of RBL Claims	100%
Holders of Note Claims	86%

EE.	What is the Rights Offering?

The Rights Offering is an opportunity for Accredited Investors to invest up to $50 million to acquire New Common Stock on the Effective Date through Subscription Rights issued under the Rights Offering. Holders of Note Claims that are Accredited Investors will receive Subscription Rights on a Pro Rata basis for the full amount of their Note Claims. Holders of General Unsecured Claims that are Accredited Investors will receive Subscription Rights on a Pro Rata basis for 50% of their General Unsecured Claims, up to an aggregate cap of 10% of the Subscription Rights—i.e., $5 million worth of the New Common Stock issued pursuant to the Rights Offering.

FF.	Are Holders of General Unsecured Claims Entitled to Participate in the Rights Offering?

Yes, but only if such holders are Accredited Investors and only for 50% of their General Unsecured Claims and up to an aggregate cap of 10% of the Subscription Rights—i.e., $5 million worth of the New Common Stock issued pursuant to the Rights Offering. Republic, potentially the largest unsecured creditor in the Chapter 11 Cases, has requested that all holders of General Unsecured Claims that are Accredited Investors be entitled to participate in the Rights Offering on the same terms as holders of Allowed Note Claims. Discussions regarding the terms of participation of holders of General Unsecured Claims in the Rights Offering are ongoing between the Debtors and Republic.

The provision that holders of General Unsecured Claims that are Accredited Investors may participate in the Rights Offering for only 50% of their Allowed Claims is supported by the Committee and, in the Debtors’ view, is reasonable under the circumstances. By virtue of the fact that each of the Debtor entities either issued or guaranteed the Notes, holders of Note Claims hold Claims against each Debtor entity. Holders of General Unsecured Claims generally hold Claims against only one Debtor entity. Accordingly, holders of Note Claims have greater potential sources of recovery than holders of General Unsecured Claims. To account for this disparity, holders of Note Claims are granted greater participation rights with respect to the Rights Offering under the Plan.

Holders of General Unsecured Claims that are Accredited Investors will receive a Subscription Agreement with instructions for participating in the Rights Offering. Holders of disputed, contingent and/or unliquidated General Unsecured Claims will, if such Claims are allowed for voting purposes in accordance with Section C.3(e) of the Voting and Solicitation Procedures, be entitled to participate in the Rights Offering and shall receive Subscription Rights in an amount commensurate with the amount of such Claims that are allowed for voting purposes; provided that, if such Claim becomes fixed and liquidated prior to the Effective Date, such Claim shall receive Subscription Rights in an amount commensurate with the fixed and liquidated amount of such Claim, consistent with the Plan.

GG.	What is the Committee’s position on the Plan?

In light of the fact that the Plan incorporates a comprehensive settlement with the Committee, the Committee recommends that holders of Unsecured Claims vote in favor of the Plan. The Committee, a court-appointed fiduciary for holders of Unsecured Claims generally, is conducting an independent review of the Restructuring Support Agreement, the Plan, and several other issues that relate to the Debtors and the Chapter 11 Cases. These issues include: (a) reviewing for unencumbered assets, to ensure the Plan is providing sufficient value to holders of Unsecured Claims, (b) reviewing potential Causes of Action, including Avoidance Actions, which might be brought to increase recoveries for holders of Unsecured Claims, and (c) analyzing the expected recoveries of the Class 5 Note Claims, the Class 6(a) General Unsecured Claims, and the Class 6(b) Convenience Claims to ensure the relative allocation of risks and benefits to these Classes of Unsecured Claims under the Plan is fair.

Holders of Unsecured Claims will receive with this Disclosure Statement a copy of the Committee Letter, which is a letter from the Committee discussing these matters in more depth. As set forth more fully in the Committee Letter, after conducting its review, the Committee supports the Plan and recommends all holders of Unsecured Claims to vote in favor of the Plan. The Committee recommends holders of Unsecured Claims review the Committee Letter carefully in considering the Plan and this Disclosure Statement.

IV.	THE DEBTORS’ RESTRUCTURING SUPPORT AGREEMENT AND PLAN

A.	Restructuring Support Agreement

On May 10, 2016, the Debtors, a group of RBL Lenders holding 100 percent of the RBL Claims, and a group of Noteholders holding approximately 86 percent of the Note Claims, entered into the Restructuring Support Agreement. Since executing the Restructuring Support Agreement, the Debtors have documented the terms of the prearranged restructuring contemplated thereby, including the Plan.13 As of the Petition Date, the Consenting RBL Lenders and Consenting Noteholders collectively hold an aggregate of approximately 87 percent of the Debtors’ prepetition funded debt in principal amount. The restructuring transactions contemplated by the Plan will significantly reduce the Debtors’ funded-debt obligations and annual interest payments and result in a stronger balance sheet for the Debtors.

The Plan represents a significant step in the Debtors’ months-long restructuring process. The Restructuring Support Agreement together with the Exit Facility and Rights Offering contemplated thereby, will allow—indeed, require—the Debtors to proceed expeditiously through chapter 11 to a successful emergence. The Plan will significantly deleverage the Debtors’ balance sheet and provide the capital injection needed for the Debtors to return to competitive operations going forward.

B.	The Plan

As discussed in Article III herein, the Plan contemplates payment in full of the RBL Claims and conversion of the Notes and General Unsecured Claims into New Common Stock, effectuated through a chapter 11 plan under the following key terms:

1.	New Common Stock

All existing Interests in Penn Virginia will be cancelled as of the Effective Date and Reorganized Penn Virginia will issue the New Common Stock to holders of Claims entitled to receive New Common Stock pursuant to the Plan. The issuance of New Common Stock, including any options for the purchase thereof and equity awards associated therewith, will be authorized without the need for any further corporate action and without any further action by the Debtors, Reorganized Debtors, or Reorganized Penn Virginia, as applicable. Reorganized Penn Virginia’s New Organizational Documents will authorize the issuance and distribution on the Effective Date of New Common Stock to the Distribution Agent for the benefit of holders of Allowed Claims in Classes 5 and 6(a).

All New Common Stock issued under the Plan will be duly authorized, validly issued, fully paid, and non-assessable, and the holders of New Common Stock will be deemed to have accepted the terms of the New Shareholders’ Agreement (solely in their capacity as shareholders of Reorganized Penn Virginia) and to be parties thereto without further action or signature. The New Shareholders’ Agreement will be effective as of the Effective Date and, as of such date, will be deemed to be valid, binding, and enforceable in accordance with its terms, and each holder of New Common Stock will be bound thereby.

2.	Rights Offering

On the Effective Date, the Debtors will consummate the $50 million Rights Offering pursuant to the Backstop Commitment Agreement and in accordance with the Rights Offering Procedures (including the Subscription Agreement). The Rights Offering is backstopped by the Backstop Parties—which means certain Noteholders that are also parties to the Restructuring Support Agreement and that have agreed to backstop the Rights Offering, solely in their capacities as such. Subscription Rights under the Rights Offering are available to all Noteholders on a Pro Rata basis pursuant to Section 3.2(e) of the Plan.

Pursuant to the Rights Offering Procedures and Subscription Agreement, each holder of an Allowed Note Claim will be entitled to subscribe for Rights Offering Shares in accordance with the Rights Offering Procedures. Under the terms of the Backstop Commitment Agreement, in addition to agreeing to fully exercise all Subscription Rights issued to them pursuant to the Plan, the Backstop Parties

[13]	The key terms of the Plan are discussed in greater detail in Article IV.B of this Disclosure Statement, entitled “The Plan,” immediately following this section.

have agreed to purchase all unsubscribed shares under the Rights Offering, at a per share purchase price that reflects a discount of 25 percent to the total settled plan equity value of $125 million. Additionally, under the terms of the Backstop Commitment Agreement, the Backstop Parties will receive a premium in an amount equal to $3,000,000 (which represents 6% of the $50 million aggregate Rights Offering amount) (the “Commitment Premium”).

3.	Exit Facility

On the Effective Date, the Reorganized Debtors will enter into the Exit Facility, the terms of which will be set forth in the Exit Facility Documents. The Exit Facility will be a senior secured revolving credit facility with an initial availability of up to $128 million to be provided by the Exit Facility Lenders. The proceeds of the Exit Facility will be used by the Debtors for: (a) financing certain fees, costs and expenses in connection with their exit from chapter 11 and refinancing certain debt in connection therewith; (b) financing capital expenditures and acquisitions; and (c) working capital and general corporate purposes of the Debtors. The Exit Facility will be secured by a first priority lien on substantially all of the Debtors’ assets.

Confirmation of the Plan will be deemed approval of the Exit Facility and the Exit Facility Documents, and all transactions contemplated thereby, including, without limitation, any supplemental or additional syndication of the Exit Facility, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, and expenses provided for therein, and authorization of the Reorganized Debtors to enter into and execute the Exit Facility Documents and such other documents as may be required to effectuate the treatment afforded by the Exit Facility. On the Effective Date, all of the Liens and security interests to be granted in accordance with the Exit Facility Documents (a) will be deemed to be granted, (b) will be legal, binding, and enforceable Liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the Exit Facility Documents, (c) will be deemed perfected on the Effective Date, subject only to such Liens and security interests as may be permitted under the Exit Facility Documents, and (d) will not be subject to recharacterization or equitable subordination for any purposes whatsoever and will not constitute preferential transfers or fraudulent conveyances under the Bankruptcy Code or any applicable non-bankruptcy law. The Reorganized Debtors and the persons and entities granted such Liens and security interests will be authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect such Liens and security interests under the provisions of the applicable state, provincial, federal, or other law (whether domestic or foreign) that would be applicable in the absence of the Plan and the Confirmation Order (it being understood that perfection will occur automatically by virtue of the entry of the Confirmation Order and any such filings, recordings, approvals, and consents will not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties.

4.	Use of Proceeds

The Exit Facility and Rights Offering proceeds will be used to fund certain distributions under the Plan, the Debtors’ operations, and for general corporate purposes.

5.	Governance

The initial New Board will consist of those individuals selected in accordance with Section 4.14 of the Plan. Successors will be elected in accordance with the New Organizational Documents, which mean the forms of the certificates or articles of incorporation, bylaws, or such other applicable formation documents of Reorganized Penn Virginia, which forms will be included in the Plan Supplement.

6.	Recoveries to Claim Holders

The DIP Lenders and the RBL Lenders will both receive payment in full in Cash on the Effective Date from Cash on hand, proceeds of the Rights Offering, and proceeds from the Exit Facility. Each holder of an Allowed Note Claim will receive (i) its Pro Rata share of the New Common Stock Equity Pool and (ii) if it is an Accredited Investor (as defined in the Securities Act of 1933, as amended), its Subscription Rights to purchase its Pro Rata Share of the Rights Offering Shares in accordance with the Rights Offering Procedures on account of such Allowed Note Claim.

Additionally, each holder of an Allowed General Unsecured Claim will receive its Pro Rata share of the New Common Stock made available in the New Common Stock Equity Pool on account of such Allowed General Unsecured Claim.

7.	General Settlement of Claims and Interests

Pursuant to sections 363 and 1123 of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to the Plan, which distributions and other benefits will be irrevocable and not subject to challenge upon the Effective Date, the provisions of the Plan will constitute a good-faith compromise and settlement of all Claims, Interests, and controversies relating to the contractual and legal rights that a holder of a Claim or Interest may have with respect to any Allowed Claim or Allowed Interest, or any distribution to be made on account of such Allowed Claim, including:

•	the validity, priority, and amount of any pre-petition Liens asserted by the RBL Lenders;

•	the validity, priority, amount, and treatment of the pre-petition Claims asserted by the RBL Lenders and Noteholders;

•	the Committee’s ability to challenge the validity of the prepetition Liens and Claims asserted by the RBL Lenders and Noteholders;

•	any claims arising in connection with the Debtors’ significant prepetition contractual arrangements, described herein;

•	the validity, priority, amount, and treatment of the DIP Claims;

•	any claims arising out of the Debtors’ prepetition hedging arrangements;

•	any Avoidance Actions;

•	the validity, priority, treatment, and amount of any intercompany transfers;

•	any claims arising out of the Debtors’ prepetition restructuring efforts, including the preparation and negotiation of the Restructuring Support Agreement;

•	any claims related to the commencement, administration, and consummation of these chapter 11 cases; and

•	the establishment of the New Common Stock Equity Pool to fund recoveries of holders of Note Claims and General Unsecured Claims.

The Plan will be deemed a motion to approve the good-faith compromise and settlement of all such Claims, Interests, and controversies pursuant to Bankruptcy Rule 9019, and the entry of the Confirmation Order will constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests, and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates, and holders of Claims and Interests and is fair, equitable, and reasonable. In accordance with the provisions of the Plan, pursuant to Bankruptcy Rule 9019, without any further notice to or action, order, or approval of the Bankruptcy Court, after the Effective Date, the Reorganized Debtors may compromise and settle Claims against, and Interests in, the Debtors and their Estates and Causes of Action against other Entities.

Pursuant to Rule 408 of the Federal Rules of Evidence, the Plan, this Disclosure Statement, the Restructuring Support Agreement (and any exhibits or supplements relating to the foregoing) and all negotiations relating thereto will not be admissible into evidence in any proceeding unless and until the Plan is consummated, and then only in accordance with the Plan. In the event the Plan is not consummated, provisions of the Plan, this Disclosure Statement, the Restructuring Support Agreement (and any exhibits or supplements relating to the foregoing) and all negotiations relating thereto will not be binding or probative.

8.	Releases

The Plan contains certain releases (as described more fully in Article III.S of this Disclosure Statement, entitled “Will there be releases and exculpation granted to parties in interest as part of the Plan?,” which begins on page 18), including mutual releases among (a) the Debtors; (b) the Reorganized Debtors; (c) the RBL Lenders; (d) the Noteholders; (e) the DIP Lenders; (f) the DIP Hedge Lenders; (g) the Backstop Parties; (h) the Exit Facility Lenders; (i) the Indenture Trustee; (j) the RBL Agent; (k) the DIP Agent; (l) the Exit Facility Agent; (m) the Consenting Noteholders; (n) the Consenting RBL Lenders and (o) the Committee and each of its members, each solely in their capacity as such. The Plan also provides that (x) all holders of Claims and Interests that are deemed to accept the Plan; (y) all holders of Claims who vote to accept the Plan; and (z) all holders of Claims in voting Classes who abstain from voting on the Plan and who do not opt out of the release provisions contained in Article VIII of the Plan, will be deemed to have expressly, unconditionally, generally, individually, and collectively released and discharged all Claims and Causes of Action against the Debtors and the Released Parties. Holders of Interests in Penn Virginia are not receiving a recovery under the Plan. are deemed to reject the Plan, and, subject to entry of the Confirmation Order, will be required to provide releases against the Debtors and the Released Parties.

V.	THE DEBTORS’ CORPORATE HISTORY, STRUCTURE, AND BUSINESS OVERVIEW

A.	The Debtors’ Corporate History

The Debtors’ corporate history dates back to Penn Virginia’s incorporation in 1882 as Virginia Coal & Iron Co. Until 2001, the Debtors were engaged principally in the management and leasing of coal properties and the subsequent collection of royalties. The Debtors also produced small quantities of natural gas from wells located on their leased coal properties. Beginning in 2001, the Debtors formed a master limited partnership (the “MLP”), in which they maintained a controlling interest, for their coal-related business and, over the next several years, the MLP expanded its business to other resource and land management activities, including timber sales, the leasing of fee-based, coal-related infrastructure, and midstream services, including natural gas processing, gathering, and other related services.

During the same time period and through 2013, the Debtors grew their oil and natural gas exploration and production business significantly, acquiring and/or developing assets in Texas, the mid-continent, Appalachia, Louisiana, and Mississippi. In 2010, the Debtors divested their ownership interest in the MLP—thereby becoming a “pure play” E&P company. From 2010 through 2014, during which time the price of natural gas declined while the price of oil increased, the Debtors successfully transitioned from a heavy concentration on natural gas to an oil and NGL-dominant producer. The Debtors’ current operations focus most heavily on the exploration and production of crude oil in the Eagle Ford, where the vast majority of their assets are located. The Debtors also own more modest oil and natural gas-producing properties in Oklahoma and Pennsylvania.

As of the Petition Date, the Debtors had approximately 96 full-time employees. None of their employees is represented by a collective bargaining unit. A corporate organization chart is attached as Exhibit C. Below is a summary of the Debtors’ key assets and operations.

B.	The Debtors’ Key Assets and Operations

The Debtors’ operations consist primarily of the exploration, production, and development of crude oil, NGLs, and natural gas, principally in the Eagle Ford. Generally, the Debtors own a working interest in leaseholds of properties from which these hydrocarbons are produced and, in most cases, the Debtors act as the operator of the properties. In instances where the Debtors own less than 100 percent of the leasehold working interest in a property, the Debtors and the other working interest owners generally enter into joint operating agreements to govern the parties’ rights and responsibilities with respect to the development and operation of the acreage, including which party will be the operator.

As of the Petition Date, the Debtors’ proved reserves were approximately 44 MMBOE, of which (a) 75 percent were proved developed reserves and (b) 84 percent were oil and NGLs. As of the Petition Date, the Debtors held interests in approximately 255 net productive wells, approximately 86 percent of which the Debtors also operate, and owned approximately 120,000 net acres of leasehold and royalty interests, approximately 54 percent of which were undeveloped. For the December 31, 2015 fiscal year, the Debtors’ total production was comprised of 80 percent crude oil and NGLs and 20 percent natural gas—crude oil and NGLs accounted for 90 percent of product revenues.

The Debtors’ assets are concentrated in the core NGL-rich area or “volatile oil window” of the Eagle Ford. In 2015, the Debtors spent over $300 million in capital expenditures—substantially all of which was on their Eagle Ford operations. The Debtors’ Eagle Ford operations accounted for approximately 88 percent of the Debtors’ total production and approximately 82 percent, of the Debtors’ net productive wells. The Debtors’ crude oil is generally sold at a “CDP” or Central Delivery Point using short-term floating price contracts. Generally speaking, the Debtors’ operations are highly sensitive to oil, NGL, and natural gas prices—although, as described below, such sensitivity is mitigated to a certain extent through the use of hedging arrangements.

As of the date of this Disclosure Statement, the Debtors’ officers include: (a) Ed Cloues, Interim Chief Executive Officer; (b) Steve Hartman, Senior Vice President and Chief Financial Officer; (c) John Brooks, Executive Vice President and Chief Operations Officer; (d) Nancy Snyder, Executive Vice President and Chief Administrative Officer; and (e) Seth Bullock, Chief Restructuring Officer.

C.	The Debtors’ Key Contractual Relationships and Hedging Arrangements.

The Debtors’ most significant contractual arrangements fall into three broad categories. First, the Debtors are party to a number of oil gathering and transportation services and natural gas services contracts—commonly referred to as “midstream services” contracts, the risks associated with which are described in Article VIII.C.9 of this Disclosure Statement, entitled “The Debtors’ Operations Depend, in Part, on the Pricing and Availability of Midstream Services and Access to Water,” which begins on page 56.

Second, the Debtors also have historically entered into well drilling-and-completion contracts in the regular course of business. But, in light of the suspension of their drilling program, the Debtors are not currently party to any active well-drilling and completion contracts.

Finally, the Debtors routinely enter into hedging arrangements (each, a “Swap Contract,” and, collectively, the “Swap Contracts”) with counterparties to insure against declines in oil and natural gas prices. Under the Swap Contracts, depending on market conditions, either: (a) the applicable counterparty pays to the Debtors, on a monthly basis, the positive difference, if any, between the fixed price under the applicable Swap Contract and the market price of oil during the relevant month; or (b) the Debtors pay the absolute value of the price differential to the Swap Contract counterparty if the value is negative. The counterparties under the Swap Contracts have historically been either lenders under the RBL Facility or affiliates of such lenders. Prior to the Petition Date, the Debtors were party to six Swap Contracts. As described in more detail below, the Debtors liquidated their prepetition Swap Contracts in the months immediately preceding the Petition Date in an ultimately successful effort to facilitate restructuring discussions and manage liquidity. As of the Petition Date, the Debtors were not party to any active Swap Contracts, but recognize the importance and value of such contracts.

D.	The Debtor’s Prepetition Capital Structure

As of the date hereof, the Debtors’ funded-debt is comprised of (a) approximately $113 million outstanding under the RBL Facility and (b) approximately $1,075 million in principal and approximately $47 million in unpaid interest outstanding under the Notes. The Debtors have approximately 3,864 shares and 17,152 shares, respectively, outstanding in Series A Preferred Stock and Series B Preferred Stock, with an aggregate liquidation preference of approximately $211 million. Additional details regarding the Debtors’ prepetition funded-debt and preferred equity obligations are provided below.

Funded Debt	Maturity	Balance
RBL Facility	September 28, 2017	$113 million
2019 Notes	April 15, 2019	$300 million
2020 Notes	May 1, 2020	$775 million
Total:		$1,188 million

Preferred Equity	Shares	Liquidation Preference
Series A Preferred Stock	3,864	$39 million
Series B Preferred Stock	17,152	$172 million
Total:		$211 million

1.	RBL Facility

Debtor Penn Virginia Holding Corp. (“PVH”) is the borrower under that certain Credit Agreement, dated as of September 28, 2012 by and among PVH, as borrower, Penn Virginia, as parent, the lenders party thereto, and Wells Fargo Bank, National Association (i.e., the RBL Agent), as administrative agent. The RBL Credit Agreement provides for a reserve-based revolving credit facility, which is scheduled to mature on September 28, 2017. The RBL Facility is guaranteed by Penn Virginia and certain of its Debtor subsidiaries (the “RBL Guarantor Subsidiaries”). The Debtor’s obligations under the RBL Facility are secured primarily by a first priority lien on substantially all of the Debtors’ proved oil and gas reserves and a pledge of the equity interests in the RBL Guarantor Subsidiaries.

In the months leading up to the Petition Date, the Debtors and RBL Agent agreed to the terms of (a) that certain Tenth Amendment to the RBL Facility (the “Tenth RBL Amendment”), dated as of January 8, 2016, (b) that certain Eleventh Amendment to the RBL Facility (the “Eleventh RBL Amendment,” and together with the Tenth RBL Amendment, the “RBL Amendments”), dated as of March 15, 2016, and (c) that certain Amendment to the Eleventh RBL Amendment (the “Amended Eleventh RBL Amendment”), dated as of May 9, 2016, the material terms of each of which are set forth below.

Importantly, availability under the RBL Facility is the lesser of the borrowing base and the “commitment amount.” As of the last borrowing base redetermination on November 9, 2015, the borrowing base for the RBL Facility was $275 million. But, pursuant to the terms of the Eleventh RBL Amendment, each RBL Lender’s commitment was reduced pro rata by an amount equal to certain prepayments of the loans and terminations or expirations of unfunded letters of credit under the RBL Facility—such commitment amounts being reduced to approximately $113 million in the aggregate as of the Petition Date. Thus, there is no incremental availability under the RBL Facility.

2.	2019 Senior Unsecured Notes

Debtor Penn Virginia is the issuer of certain senior unsecured notes (the “2019 Notes”) under that certain Third Supplemental Indenture, dated April 13, 2011, by and among Penn Virginia, as issuer, certain of Penn Virginia’s Debtor subsidiaries as guarantors party thereto (the “2019 Notes Guarantors”), and Wilmington Savings Fund Society (“WSFS”) as successor indenture trustee. The 2019 Notes bear an annual coupon of 7.25% which is payable on April 15 and October 15 of each year. The 2019 Notes are senior to the Debtors’ existing and future subordinated indebtedness and are subordinated to the Debtors’ secured indebtedness, including the RBL Facility, to the extent of the value of the collateral securing that indebtedness. The obligations under the 2019 Notes are fully and unconditionally guaranteed by the 2019 Notes Guarantors. The 2019 Notes mature on April 15, 2019. As of the Petition Date, approximately $300 million in principal and approximately $12 million in unpaid interest remained outstanding under the 2019 Notes.

3.	2020 Senior Unsecured Notes

Debtor Penn Virginia is the issuer of certain senior unsecured notes (the “2020 Notes”) under that certain Fourth Supplemental Indenture, dated April 24, 2013, by and among Penn Virginia, as issuer, certain of Penn Virginia’s Debtor subsidiaries as guarantors party thereto (the “2020 Notes Guarantors”), and WSFS as successor indenture trustee. The 2020 Notes bear an annual coupon of 8.50%, which is payable on May 1 and November 1 of each year. The 2020 Notes are senior to the Debtors’ existing and future subordinated indebtedness and are subordinated to the Debtors’ secured indebtedness, including the RBL Facility, to the extent of the value of the collateral securing that indebtedness. The obligations under the 2020 Notes are fully and unconditionally guaranteed by the 2020 Notes Guarantors. The 2020 Notes mature on May 1, 2020. As of the Petition Date, approximately $775 million in principal and approximately $35 million in unpaid interest remained outstanding under the 2020 Notes.

4.	Preferred and Common Stock

Penn Virginia has two series of preferred stock issued and outstanding, including: (a) 3,864 shares of Series A Preferred Stock; and (b) 17,152 shares of Series B Preferred Stock. The Preferred Stock’s terms require quarterly cash dividend payments at a rate of 6.0 percent per annum to be paid on January 15, April 15, July 15, and October 15 of each year. As part of its ongoing efforts to preserve liquidity while exploring strategic alternatives, Penn Virginia announced a suspension of quarterly dividends on the Series A Preferred Stock and Series B Preferred Stock for the quarter ended September 30, 2015. Such suspension was extended through March 31, 2016. Penn Virginia’s articles of incorporation provide that unpaid preferred stock dividends accumulate if unpaid. Accordingly, as of March 31, 2016, Penn Virginia had accumulated a total of approximately $14 million in unpaid preferred stock dividends, including approximately $2 million attributable to the Series A Preferred Stock and approximately $12 million attributable to the Series B Preferred Stock.

Until recently, Penn Virginia’s common stock was publicly traded on the New York Stock Exchange (the “NYSE”) under the symbol “PVA.” As of the Petition Date, there were approximately 88 million shares of Penn Virginia common stock outstanding, with a par value of $0.01 per share and a total market value as of the Petition Date of approximately $7 million—which reflects a per share price of less than ten cents. On January 12, 2016, the NYSE delisted Penn Virginia’s common stock, which is now publicly traded over the counter under the symbol “PVAH.”

VI.	EVENTS LEADING TO THE CHAPTER 11 FILINGS

A.	Adverse Market Conditions

As noted above, the Debtors’ businesses have recently been under significant pressure from macroeconomic forces beyond their control. Rig counts, a common indicator of new upstream drilling activity, are down nearly 60 percent in North America over the past year. Demonstrating just how closely the Debtors’ success is tied to commodities prices, the price of the Penn Virginia’s publicly-traded common shares has fallen approximately 99 percent since the end of 2014. In response to the recent market contraction, the Debtors have drastically reduced their drilling activities, reducing the number of operating rigs from eight to one over the course of 2015 and suspended their drilling program completely in February 2016.

The Debtors’ difficulties are consistent with difficulties industry-wide. Several E&P companies have been forced to file for chapter 11 protection since the downturn in commodities prices, including American Eagle Energy Corporation, Quicksilver Resources Inc., Saratoga Resources Inc., Sabine Oil & Gas Corporation, Samson Resources Corporation, Magnum Hunter Resources Corporation, Swift Energy Company, Energy & Exploration Partners, LLC, Energy XXI, Ltd., Ultra Petroleum Corporation, and Midstates Petroleum Company, Inc., have filed for chapter 11 protection in 2015 and early 2016. A growing number of other similarly situated companies have defaulted on their debt obligations, negotiated amendments or covenant relief with creditors to avoid defaulting, or have effectuated out-of-court restructurings.

B.	Proactive Approach to Addressing Liquidity Constraints

In response to deteriorating market conditions, the Debtors commenced various cost-saving initiatives and other strategic restructuring efforts in late 2015. As an initial measure, the Debtors sold certain non-core assets, including (a) certain assets in East Texas for net proceeds of approximately $73 million in August 2015 and (b) certain non-core properties in the southwestern portion of the Eagle Ford for net proceeds of approximately $13 million in October 2015. The Debtors have also reduced employee headcount by approximately 40 percent from year-end 2014 levels through administrative and operations restructuring initiatives taken in May and October 2015, and February 2016. Additional liquidity enhancing measures included: (a) reducing drilling and completion costs through (i) contract renegotiations, (ii) improved techniques and (iii) capitalizing on lower industry pricing for related products and services; and (b) as described above, suspending dividend payments with respect to the Class A Preferred Stock and Class B Preferred Stock beginning the quarter ended September 30, 2015.

Recognizing that a near-term solution to their liquidity constraints may not be achievable without a more comprehensive restructuring of their liabilities, the Debtors sought external strategic advice and assistance, engaging Jefferies, LLC as investment banker, Kirkland & Ellis LLP as legal advisor, and

A&M as restructuring advisor in January 2016. Additionally, as stated above, on March 22, 2016, the Debtors appointed R. Seth Bullock of A&M as Chief Restructuring Officer. The advisors were retained to assist the Debtors with exploring strategic alternatives to their current liquidity situation in a manner that will maximize value for all of the Debtors’ stakeholders.

C.	The Restructuring Negotiations, RBL Amendments, and Third-Party Process

The Debtors’ challenges came to a head in early 2016 when their registered independent public accountants issued an opinion with an explanatory paragraph expressing substantial doubt as to the Debtors’ ability to continue as a “going concern.” The RBL Facility requires that the Debtors deliver audited, consolidated financial statements without such a qualification (i.e., a “clean opinion”). As a result of this event of default, and certain cross-default provisions applicable to the Notes, the Debtors classified all of their total outstanding funded-debt obligations—more than $1.2 billion—as short-term as of December 31, 2015. Such classification gave rise to a breach (upon the March 15, 2016 filing of Penn Virginia’s Form 10-K for the fiscal year ended December 31, 2015) of the “current ratio” covenant under the RBL Facility. Further, due to the depressed and declining operating conditions, the Debtors realized that they may not be able to satisfy certain other financial covenants applicable to the RBL Facility.

As an initial stopgap, on January 8, 2016, the Debtors and the RBL Agent agreed to the Tenth RBL Amendment, under which: (i) the Debtors were permitted to convert to or continue LIBOR loans without having to make a solvency representation; and (ii) the RBL Facility’s mortgage requirement was increased from 80% to 100% (subject to certain exceptions) of the Debtors’ proved reserves. In search of a more lasting solution, during the first two months of 2016, the Debtors and their advisors engaged the RBL Agent in discussions regarding an amendment to the RBL Facility that would give the Debtors breathing room to explore more comprehensive restructuring alternatives. On March 15, 2016, the Debtors and the RBL Agent executed the Eleventh RBL Amendment, the core terms of which are as follows:

•	the RBL Agent and the RBL Lenders agreed that certain specified defaults would not become events of default (and, therefore, that the RBL Lenders would not exercise remedies) until the earlier of (a) April 12, 2016 and (b) the date any certain termination event specified in the RBL Amendment occurs, subject to a possible further extension to May 10, 2016;

•	in exchange, the Debtors agreed to liquidate two Swap Contracts, and use the proceeds to pay down the RBL Facility balance;

•	the applicable interest rate for borrowings under the RBL Facility was increased by 1%;

•	the RBL Facility borrowing base would not be subject to a scheduled redetermination until May 15, 2016; and

•	as described above, total commitments under the RBL Facility (a) were reduced to $171.8 million, to match then-current loans outstanding and letters of credit issued, and (b) would be further reduced upon pay down of the RBL Facility balance to match outstanding loans and letters of credit issued.

In accordance with the terms of the Eleventh RBL Amendment, in March 2016, the Debtors liquidated two Swap Contracts for $22.9 million and used the proceeds to pay down the RBL Facility balance. The Debtors’ agreement (made in consultation with the advisors to the Ad Hoc Committee) to liquidate the two Swap Contracts and apply the proceeds to the outstanding RBL Facility balance was a critical first step toward a broader consensus in these chapter 11 cases. The counterparties to all six of the Debtors’ prepetition Swap Contracts were also RBL Lenders or affiliates of RBL Lenders and would have argued for setoff rights with respect to the proceeds from the Swap Contracts, although the Debtors felt they had certain arguments to the contrary. The Debtors’ agreement, in consultation with the advisors to the Ad Hoc Committee, to liquidate the first two Swap Contracts pursuant to the Eleventh RBL Amendment reflects their assessment as to the relative strength of such arguments compared to the benefits of proceeding toward a consensual resolution. Additionally, since the values of the Swap Contracts were declining in light of recent gains in crude oil prices, the Debtors’ strategic decision to liquidate such Swap Contracts avoided further value erosion.

The Debtors’ ability to exercise the extension of the Eleventh RBL Amendment to May 10, 2016 was conditioned on a number of factors, including, most significantly: (a) the representative from the Ad Hoc Committee not notifying the RBL Agent that it did not support the extension; and (b) the Debtors liquidating two further Swap Contracts and using the majority of the proceeds to pay down the RBL Facility balance. The Debtors ultimately satisfied these conditions and secured an extension of the Eleventh RBL Amendment to May 10, 2016. In April 2016, the Debtors liquidated such additional Swap Contracts for $22.6 million. Under the terms of the Eleventh RBL Amendment, the Debtors retained $6 million from the proceeds of such Swap Contracts liquidation to fund working capital needs. The Debtors used the remaining proceeds to pay down the RBL Facility balance.

Again, the Debtors’ decision to liquidate such Swap Contracts reflected progress in their negotiations with the Ad Hoc Committee and the RBL Lenders and, as with the prior liquidation of Swap Contracts, the Debtors’ decision was made with input from the advisors to the Ad Hoc Committee.

The Debtors and their advisors took full advantage of the additional runway afforded by the RBL Amendments and subsequent extension. In addition to engaging with the RBL Agent and RBL Lenders, the Debtors engaged in substantial negotiations with the Ad Hoc Committee. In an exercise of their reasonable business judgment, the Debtors focused on a process by which they would liquidate the Swap Contracts to pay down the RBL Facility balance in return for certain accommodations from the RBL Lenders—most significantly their commitment to fund the Exit Facility. Similarly, the RBL Lenders were hesitant to proceed with a restructuring absent an agreement with the Ad Hoc Committee and some source of post-emergence, non-Exit Facility working capital. Accordingly, the Debtors negotiated the debt-for-equity swap with the Ad Hoc Committee and the terms of the Rights Offering. Ultimately, the Debtors brokered a resolution under which significant stakeholders made both concessions and accommodations for post-emergence liquidity. The terms of this resolution are embodied in the Restructuring Support Agreement, the Plan, and the DIP Facility.

On May 10, 2016, the Debtors, lenders holding 100 percent of the principal amount of loans arising under the RBL Facility, and holders of approximately 86 percent of the principal amount of the Notes executed the Restructuring Support Agreement. On the Petition Date, in accordance with the Milestones, the Debtors commenced these chapter 11 cases. Significantly, as required by the Restructuring Support Agreement, the Debtors liquidated their final two prepetition Swap Contracts in the week preceding the Petition Date, on May 4, 2016 and May 11, 2016, respectively. The Debtors received an aggregate amount of approximately $15.3 million in connection with the final Swap Contract liquidations. In accordance with the Restructuring Support Agreement and the Amended Eleventh RBL Amendment the Debtors retained $5 million to fund ongoing liquidity needs, including the administration of these chapter 11 cases, and used the balance of the aggregate proceeds from the final Swap Contract liquidations to pay down the RBL Facility balance. In return, pursuant to the Amended Eleventh RBL Amendment, the RBL Agent extended the terms of the Eleventh RBL Amendment to May 12, 2016. The last two Swap Contract liquidations represent the final steps in the negotiation process—the Debtors did not agree to liquidate the final Swap Contract, a key source of potential funds for a non-consensual chapter 11 proceeding, until the parties had fully executed the Restructuring Support Agreement.

While the Debtors reasonably chose to liquidate the Swap Contracts to facilitate the discussions that ultimately led to the execution of the Restructuring Support Agreement, the Debtors were left in the precarious position of being unhedged to commodity price risk as of the Petition Date. Due to the volatile nature of oil and gas prices, E&P companies rarely operate without hedging arrangements in place, and the Debtors have not historically done so. To insure against market risk both during these chapter 11 cases and beyond, on the Petition Date, the Debtors filed a motion seeking authority to enter into new, postpetition Swap Contracts (the “Swap Motion”). On May 13, 2016, the Bankruptcy Court entered an order approving the Swap Motion and the Debtors entered into new Swap Contracts shortly thereafter. The new Swap Contracts will help to avoid business disruption during a sensitive time when the Debtors are implementing the terms of an enterprise-saving restructuring transaction. Moreover, as described below, securing the new Swap Contracts is a necessary condition to the Rights Offering and securing the maximum availability of $128 million under the Exit Facility.

Finally, parallel to the Restructuring Support Agreement negotiations, the Debtors and their advisors engaged in a third-party marketing process. With Jefferies’ assistance, the Debtors contacted 16 potential new investors, including both strategic and financial investors. The Debtors ultimately received non-binding restructuring term sheets from four outside parties (the “Third-Party Proposals”). The Debtors and their advisors engaged in an intense, comparative analysis of the transactions contemplated by the Restructuring Support Agreement and the Third-Party Proposals and determined that the Restructuring Support Agreement embodied the best alternative to maximize value for all of the Debtors’ estates.14

D.	The Restructuring Support Agreement and DIP Facility

As part of the Restructuring Support Agreement, the RBL Lenders, in their capacity as DIP Lenders, agreed to fund the DIP Facility. The DIP Facility provides the Debtors with postpetition financing in the form of a senior secured, new money facility in the aggregate principal amount of $25 million. This amount will be made available in 3 installments, the availability of which is tied to certain conditions and funded as follows:

•	$10 million was made available upon entry of an interim order approving the DIP Facility on May 13, 2016;

•	up to $10 million in additional funds were made available upon entry of a final order approving the DIP Facility on June 8, 2016; and

•	up to $5 million will be made incrementally available to the Debtors on a weekly basis following the entry of the Final Order, subject to certain conditions set forth in the DIP Facility Agreement.

Further, the DIP Facility and the Restructuring Support Agreement provide the Debtors with access to the consensual use of the RBL Lenders’ cash collateral. The Debtors conducted a process to gauge third-party interest in providing debtor-in-possession financing, ultimately concluding that such

[14]

Additional details regarding the Debtors prepetition third-party marketing process are set forth in the declaration of R. Seth Bullock in support of the Debtors’ Motion for Entry of an Order (I) Authorizing the Debtors to Assume (A) the Restructuring Support Agreement, (B) the Backstop Commitment Agreement, and (C) the Exit Commitment Letters, (II) Authorizing the Debtors to Pay Certain Fees in Connection Therewith, and (III) Granting Related Relief [Docket No. 21], filed on the Petition Date (the “Approval Motion”).

third-party financing could not be obtained on terms as favorable as those provided by the RBL Lenders.15 In sum, the DIP Facility gives the Debtors sufficient liquidity to stabilize their operations and fund the administration of the Chapter 11 Cases as the Debtors seek to implement the restructuring contemplated by the Restructuring Support Agreement.

The Restructuring Support Agreement provides for the reorganization of the Debtors as a going concern with a substantially deleveraged capital structure and sufficient liquidity to fund the Debtors’ postpetition business plan. The key elements of the reorganization contemplated by the Restructuring Support Agreement are: (a) the refinancing of the RBL Facility through a complete pay-down with funds from the Exit Facility and Rights Offering; (b) the full equitization of the Notes and General Unsecured Claims; and (c) the cancellation of the Debtors’ preferred equity obligations.

The liquidity provided by the Restructuring Support Agreement will be used to fund the following operations of the Reorganized Debtors: field operations, capital expenditures, interest expenses, taxes, general & administrative expenses, and gathering, processing and transportation expenses. The funds will be allocated as as is necessary to the Debtors’ ongoing exploration and production operations after the Chapter 11 Cases. As the New Board is not yet in place, the Debtors are not able to predict with certainty the exact operational allocation of the funds made available by virtue of the transactions contemplated by the Restructuring Support Agreement. The Financial Projections attached to this Disclosure Statement as Exhibit G incorporate all reasonably available information regarding the Debtors’ future operations at this time.

In addition to settling certain disputes that, if litigated, could be costly and could significantly delay the Debtors’ emergence from chapter 11, the Restructuring Support Agreement provides the Debtors’ with significant incremental liquidity by way of the Exit Facility and Rights Offering. The availability of the Exit Facility is of particular significance—traditional banks have become increasingly unwilling to lend to E&P companies in light of current market conditions. To have a bank-funded exit facility fully committed as of the Petition Date is unprecedented in the recent wave of E&P company chapter 11 filings. But, availability of the full $128 million capacity under the Exit Facility is dependent, in part, on the Debtors’ ability to secure “Minimum Hedges” as of the Effective Date. Accordingly, pursuant to the Swap Motion the Debtors sought, and on May 13, 2016 were granted, authority from the Bankruptcy Court to enter into new, postpetition Swap Contracts, thus ensuring the maximum availability under the Exit Facility.

The Debtors filed the Chapter 11 Cases to implement their prearranged restructuring pursuant to the terms of the Restructuring Support Agreement, enhance liquidity, and bolster their long-term growth prospects and operating performance. The Plan represents the successful culmination of months of restructuring efforts and gives the Debtors the best opportunity to withstand current adverse market conditions, generate sufficient liquidity to fund their operations, and maximize value for the benefit of their stakeholders.

[15]	Additional details regarding the third-party debtor-in-possession financing marketing process are set forth in declaration of Richard Morgner in support of the Debtors’ Motion for Entry of Interim and Final Orders (I) Authorizing the Debtors to (A) Obtain Senior Secured Superpriority Postpetition Financing and (B) Utilize Cash Collateral of the Prepetition Secured Parties, (II) Granting Adequate Protection to the Prepetition Secured Parties, (III) Modifying the Automatic Stay, (IV) Scheduling a Final Hearing, and (V) Granting Related Relief [Docket No. 25], filed on the Petition Date.

VII.	MATERIAL DEVELOPMENTS AND ANTICIPATED EVENTS OF THE CHAPTER 11 CASES

A.	Corporate Structure upon Emergence

Except as otherwise provided in the Plan or any agreement, instrument, or other document incorporated in the Plan or the Plan Supplement, on the Effective Date, each Debtor shall continue to exist after the Effective Date as a separate corporation, limited liability company, partnership, or other form of entity, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form of entity, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and by-laws (or other analogous formation documents) in effect before the Effective Date, except to the extent such certificate of incorporation and bylaws (or other analogous formation documents) are amended by the Plan or otherwise, and to the extent such documents are amended, such documents are deemed to be amended pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable state, provincial, or federal law).

B.	Expected Timetable of the Chapter 11 Cases

The Debtors expect the Chapter 11 Cases to proceed quickly. Should the Debtors’ projected timelines prove accurate, the Debtors could emerge from chapter 11 fewer than four months after the Petition Date. Under the terms of the Restructuring Support Agreement, the Exit Facility, and the Rights Offering, the Debtors are required to administer the Chapter 11 Cases in accordance with the Milestones, including exiting the Chapter 11 Cases. No assurances can be made, however, that the Bankruptcy Court will enter various orders on the timetable anticipated by the Debtors.

C.	First Day Relief

On the Petition Date, along with their voluntary petitions for relief under chapter 11 of the Bankruptcy Code (the “Petitions”), the Debtors filed several motions (the “First Day Motions”) designed to facilitate the administration of the Chapter 11 Cases and minimize disruption to the Debtors’ operations, by, among other things, easing the strain on the Debtors’ relationships with employees, vendors, and customers following the commencement of the Chapter 11 Cases. A brief description of each of the First Day Motions and the evidence in support thereof is set forth in the Declaration of R. Seth Bullock, Chief Restructuring Officer of Penn Virginia Corporation, in Support of Chapter 11 Petitions and First Day Motions [Docket No. 4], filed on May 12, 2016.

The First Day Motions, the First Day Declaration, and all orders for relief granted in the Chapter 11 Cases, can be viewed free of charge at http://dm.epiq11.com/PVA.

D.	Other Procedural and Administrative Motions

The Debtors also filed several other motions subsequent to the Petition Date to further facilitate the smooth and efficient administration of the Chapter 11 Cases and reduce the administrative burdens associated therewith, including:

•

Ordinary Course Professionals Motion. On May 23, 2016, the Debtors filed the Debtors’ Motion for Entry of an Order (I) Authorizing the Retention and Compensation of Professionals Utilized in the Ordinary Course of Business and (II) Granting Related Relief [Docket No. 121] (the “OCP Motion”). The OCP Motion seeks to establish procedures for the retention and compensation of certain professionals utilized by the

Debtors in the ordinary course operation of their businesses. On June 9, 2016, the Bankruptcy Court entered an order granting the OCP Motion [Docket No. 258].

•	Claims Bar Date Motion. On May 23, 2016, the Debtors filed the Debtors’ Motion for Entry of an Order (I) Setting Bar Dates for Filing Proofs of Claim, Including Requests for Payment under Section 503(b)(9), (II) Establishing Amended Schedules Bar Date and Rejection Damages Bar Date, (III) Approving the Form of and Manner for Filing Proofs of Claim, Including Section 503(b)(9) Requests, (IV) Approving Notice of Bar Dates, and (V) Granting Related Relief [Docket No. 128] (the “Bar Date Motion”). On June 8, 2016, the Bankruptcy Court entered an order granting the Bar Date Motion [Docket No. 221], establishing (a) June 30, 2016, at 5:00 p.m., prevailing Eastern Time, as the deadline for all non-Governmental Units to File Claims in the Chapter 11 Cases; and (b) November 10, 2016, at 5:00 p.m., prevailing Eastern Time, as the deadline for all Governmental Units to File Claims in the Chapter 11 Cases.

E.	Schedules and Statements

On May 26, 2016, in accordance with the Milestones, the Debtors filed their Schedules of Assets and Liabilities [Docket No. 147] and Statement of Financial Affairs [Docket No. 148].

F.	Appointment of Official Committee

On May 25, 2016, the U.S. Trustee filed the Appointment of Unsecured Creditors Committee [Docket No. 137], notifying parties in interest that the U.S. Trustee had appointed a statutory committee of unsecured creditors (the “Committee”) in the Chapter 11 Cases. On June 2, 2016, the U.S. Trustee filed the Amended Appointment of Unsecured Creditors Committee [Docket No. 178], notifying parties in interest that the U.S. Trustee had appointed certain additional members to the Committee. The Committee is currently composed of the following members: Dominion Transmission, Inc., Thomas Spackman, Wilmington Savings Fund Society, FSB, Patterson-UTI Drilling Company, LLC, and Excalibur Rentals, Inc. The Committee has retained Proskauer Rose LLP and Spotts Fain PC as its legal counsel and FTI Consulting, Inc. as its financial advisor.

G.	Approval Motion

As described more fully herein, before commencing the Chapter 11 Cases, the Debtors, holders of the RBL Claims, and certain holders of Note Claims worked diligently to negotiate the terms of a global restructuring. The result of these efforts was the Restructuring Support Agreement executed prior to the Petition Date, certain material terms of which are incorporated in the Plan. The Restructuring Support Parties are bound to support the restructuring contemplated by the Restructuring Support Agreement so long as the Debtors satisfy the milestone deadlines and other conditions contained in the Restructuring Support Agreement.

On May 12, 2016, the Debtors filed the Approval Motion [Docket No. 21]. Pursuant to the Approval Motion, the Debtors requested entry of an order authorizing the Debtors to assume: (a) the prepetition Restructuring Support Agreement among the Debtors and the Restructuring Support Parties; (b) the Backstop Commitment Agreement; and (c) the Exit Commitment Letters. On June 14, 2016, the Bankruptcy Court entered an order granting the Approval Motion [Docket No. 290].

H.	Other Litigation Matters

In the ordinary course of business, the Debtors are parties to certain lawsuits, legal proceedings, collection proceedings, and claims arising out of their business operations. The Debtors cannot predict with certainty the outcome of these lawsuits, legal proceedings, and claims.

With certain exceptions, the filing of the Chapter 11 Cases operates as a stay with respect to the commencement or continuation of litigation against the Debtors that was or could have been commenced before the commencement of the Chapter 11 Cases. In addition, the Debtors’ liability with respect to litigation stayed by the commencement of the Chapter 11 Cases generally is subject to discharge, settlement, and release upon confirmation of a plan under chapter 11, with certain exceptions. Therefore, certain litigation Claims against the Debtors may be subject to discharge in connection with the Chapter 11 Cases.

I.	Rejection and Assumption of Executory Contracts and Unexpired Leases

Prior to the Petition Date and in the ordinary course of business, the Debtors entered into over one thousand Executory Contracts and Unexpired Leases. The Debtors, with the assistance of their advisors, have reviewed and will continue to review the Executory Contracts and Unexpired Leases to identify contracts and leases to either assume or reject pursuant to sections 365 or 1123 of the Bankruptcy Code. In accordance with the Milestones, the Debtors are required to deliver a proposal with regard to the treatment of material contracts acceptable to the Majority Consenting Noteholders by no later than thirty days after the Petition Date.

The Debtors intend to include information in the Plan Supplement regarding the assumption or rejection of the remainder of their Executory Contracts and Unexpired Leases to be carried out as of the Effective Date, but may also elect to file additional discrete motions seeking to assume or reject various of the Debtors’ Executory Contracts and Unexpired Leases before such time.

Although their analysis is ongoing, the Debtors currently intend to assume Executory Contracts and Unexpired Leases that will generally fall within the scope of the following categories: midstream, real estate leases, drilling, and IT related. Debtors estimate that the cure costs associated with the assumption of Unexpired Leases and Executory Contracts will be less than $1.0 million. Although their analysis is ongoing, the Debtors estimate that the aggregate amount of Claims on account of rejection of Executory Contracts and Unexpired Leases may be in the range of $64.5 million and $238 million.

On June 17, 2016, the Debtors filed the Motion of Penn Virginia Oil & Gas, L.P. for Entry of an Order (I) Authorizing it to Reject Certain Executory Contracts with Republic and (II) Granting Related Relief [Docket No. 320] (the “Republic Rejection Motion”). Pursuant to the Republic Rejection Motion, Debtor Penn Virginia Oil & Gas, L.P. (“PVOG”) seeks authority to reject: (a) a construction and field gathering agreement, by and between Republic Midstream, LLC (“Republic Midstream”) and PVOG (as amended and restated, the “Construction and Gathering Agreement”); (b) a transportation agreement, by and between Republic Midstream and PVOG (the “Transportation Agreement”); and (c) a crude oil marketing agreement, by and between Republic Midstream Marketing, LLC (“Republic Marketing” and, together with Republic Midstream, collectively, “Republic”) and PVOG (the “Marketing Agreement,” and together with the Construction and Gathering Agreement and Transportation Agreement, the “Republic Agreements”). Contemporaneously with filing the Republic Rejection Motion, the Debtors initiated the adversary proceeding captioned Penn Virginia Oil & Gas, L.P. v. Republic Midstream, L.L.C., Case No. 16-03120 (Bankr. E.D. Va.) (the “Republic Adversary Proceeding”), seeking a declaration (in connection with the Republic Rejection Motion) that certain covenants contained in Construction and Gathering Agreement do not “run with the land.”

Republic is one of the Debtors’ most significant midstream services providers—the Republic Agreements document the Debtors’ and Republic’s business relationship. The Republic Agreements date back to mid-2014—i.e., prior to the start of the steady and prolonged decline in oil prices described above. In the Debtors’ view, the Republic Agreements contain above-market pricing terms. Accordingly, in an exercise of their business judgment, the Debtors have determined to reject the Republic Agreements pursuant to section 365 of the Bankruptcy Code. The Debtors expect that Republic will oppose both the Republic Rejection Motion and Republic Adversary Proceeding. To date, Republic has been an active participant in the Chapter 11 Cases, formally opposing both the Approval Motion and the motion seeking approval of the adequacy of this Disclosure Statement.

If the Debtors are successful in rejecting the Republic Agreements, Republic may be entitled to a large, General Unsecured Claim on account of its rejection damages. Republic asserts that it is the holder of the single largest General Unsecured Claim at Debtor Penn Virginia Oil & Gas, L.P.—a contention the Debtors dispute. The size of the Republic rejection damages claim could have a material impact on both the size and projected recovery of the Class 6(a) General Unsecured Claims set forth herein.

The Debtors are in active negotiations with Republic in an attempt to consensually resolve the Republic Rejection Motion and Republic Adversary Proceeding. Even if the Debtors are successful in negotiating a consensual resolution, Republic may nonetheless still be entitled to a significant General Unsecured Claim that could have a material impact on both the size and projected recovery of Class 6(a) General Unsecured Claims set forth herein. The Bankruptcy Court has not yet scheduled a hearing with respect to the Republic Rejection Motion or Republic Adversary Proceeding.

For more information regarding the risks attendant to the Debtors’ reliance on midstream services see Article VIII.C.9 of this Disclosure Statement, entitled “The Debtors’ Operations Depend, in Part, on the Pricing and Availability of Midstream Services and Access to Water,” which begins on page 56.

J.	The Ad Hoc Equity Group

A group of holders of approximately three percent of the Penn Virginia Common Stock (the “Ad Hoc Equity Group”) formally opposed both the Approval Motion and the motion seeking approval of the adequacy of this Disclosure Statement. The Ad Hoc Equity Group has retained the law firm of LeClairRyan, P.C. to represent it in the Chapter 11 Cases.

The Ad Hoc Equity Group’s main contention to date has been that the Debtors are undervaluing their enterprise. The only support for this contention that the Ad Hoc Equity Group has produced is a press release issued by the Debtors on February 18, 2015, in which the Debtors stated that “[b]ased on internal estimates, proved and probable reserves in the Eagle Ford as of year-end 2014 were 1,093 MMBOE with a pretax PV-10 of approximately $3.0 billion, assuming an oil price of $60 per barrel and a natural gas price of $4.00 per MMBtu.” The Ad Hoc Equity Group has not produced a formal valuation analysis to support its contentions. As set forth in the Valuation Analysis attached as Exhibit H to this Disclosure Statement, the Debtors estimate their post-emergence total enterprise value to be approximately $192 million to $290 million, with a mid-point of $241 million, which valuation is consistent with the valuation on which the Restructuring Support Agreement is premised.

On June 20, 2016, the Ad Hoc Equity Group submitted a letter to the U.S. Trustee requesting appointment of an official committee of equity security holders pursuant to section 1102(a) of the Bankruptcy Code. On June 24, 2016, the Debtors submitted a letter to the U.S. Trustee in opposition to the Ad Hoc Equity Group’s request for an official committee of equity security holders, arguing, among other things, that holders of Penn Virginia Common Stock are more than $1 billion out of the money in the Chapter 11 Cases and thus cannot meet the applicable standard under section 1102(a)—i.e., that there is a substantial likelihood that holders of Penn Virginia Common Stock will receive a meaningful distribution in the Chapter 11 Cases. The U.S. Trustee has not yet responded to the Ad Hoc Equity Group’s request. If the U.S. Trustee does not grant the Ad Hoc Equity Group’s request, it may file a motion with the Bankruptcy Court seeking appointment of an official committee. Since the Valuation Analysis indicates that holders of Penn Virginia Common Stock are more than $1 billion out of the money in the Chapter 11 Cases, the Debtors have opposed and expect to continue to oppose any such efforts.

The Debtors further anticipate that the Ad Hoc Equity Group will oppose confirmation of the Plan based on their above-described contentions regarding the Debtors’ enterprise valuation. The Ad Hoc Equity Group has further argued that the Valuation Analysis does not contain adequate information, as required by section 1125 of the Bankruptcy Code, for holders of Claims entitled to vote on the Plan to make an informed judgment with respect their decision of whether to accept or reject the Plan. The Debtors disagree.

As noted elsewhere in this Disclosure Statement, even though the current holders of Penn Virginia Common Stock are deemed to reject the Plan and are not entitled to vote, they are entitled to object to the Plan especially insofar as the Plan proposes to release any claims they may have and is based upon a valuation, which if proven wrong, could entitle them to a recovery if the value of the Debtors’ assets exceeds the Debtors’ liabilities. The Ad Hoc Equity Group is currently participating in the Chapter 11 Cases and seeking status as an official statutory committee (to which the Debtors have objected). If you are an equity holder and are interested in objecting to the Plan or seek more information, please contact Janice Grubin, of LeClairRyan, P.C., at 212 634-5016 or janice.grubin@leclairryan.com, the law firm representing the Ad Hoc Equity Group.

K.	Republic’s Alternative Proposal

On June 6, 2016, Republic filed an objection to the Approval Motion (the “Republic Objection”) [Doc. No. 189]. Republic is a provider of midstream gathering and transportation services and marketing services to debtor Penn Virginia Oil & Gas, L.P., and is a wholly owned subsidiary of a fund managed by ArcLight Capital Partners, LLC, a leading private equity firm that manages over $15 billion of commitments with a focus on energy infrastructure assets.

In the Republic Objection, Republic set forth an alternative proposal to the Rights Offering backstopped by the Ad Hoc Committee. Specifically, Republic proposed to offer up to $30 million in additional equity financing (for a total of up to $80 million), eliminate the 6% ($3 million) Backstop Commitment Premium, reduce the discount associated with the per share purchase price to 20%, and eliminate the $2 million fee in the event the Backstop Commitment Agreement is terminated. Republic calculated that its proposal would increase the recovery of general unsecured creditors by at least 14%.

On June 24, 2016, Republic delivered a further revised alternative proposal. As of the date hereof, the Debtors and their advisors are evaluating such further revised proposal. Additionally, the Debtors and their advisors are discussing the terms of such further revised proposal with Republic and its advisors.

L.	Consideration of Alternative Proposals

Notwithstanding approval of the Approval Motion, the Debtors may determine to terminate the Restructuring Support Agreement if the board of directors or board of managers, as applicable, of any Debtor entity determines, after receiving advice from counsel, that proceeding with the transactions contemplated by the Restructuring Support Agreement (including, without limitation, the Plan or solicitation of the Plan) would be inconsistent with the exercise of its fiduciary duties. At the hearing on the Approval Motion, counsel for each of the Debtors, the Ad Hoc Committee and the RBL Lenders authorized Republic to directly communicate with the lenders providing the Exit Facility regarding Republic’s competing proposal. The Debtors continue to engage in discussions with Republic regarding a potential transaction that produces a higher recovery for the Debtors’ creditors than the proposal sponsored by the Ad Hoc Committee.

M.	Settlement with the Committee

The Debtors have reached a comprehensive settlement with the Committee. The material terms of the settlement are as follows:

	Pre-Settlement Terms	Terms of Settlement

Non-Accredited Noteholder Treatment	• Holders of Note Claims that are not Accredited Investors cannot participate in the Rights Offering, and may assert 100 percent of their Claim.

•    The notional value of Claims of holders of Note Claims that are not Accredited Investors is increased by 42.5 percent for purposes of distribution under the Plan, but such holders cannot participate in the Rights Offering.

General Unsecured Claims	• Holders of General Unsecured Claims cannot participate in the Rights Offering, and may assert 100 percent of their Claim.

•    Holders of General Unsecured Claims that are Accredited Investors may participate in the Rights Offering for 50 percent of their Claim.

•    Holders of General Unsecured Claims may continue to assert their full Claim.

Convenience Class

•    No convenience class.

•    Holders of Convenience Claims receive a recovery under the Plan in line with the recovery of holders of General Unsecured Claims and cannot participate in the Rights Offering.

•    Holders of Convenience Claims are paid in cash at the same recovery rate as implied for General Unsecured Claims.

•    Holders of Convenience Claims, collectively, may receive an aggregate $750,000 in cash on account of such claims, with each such holder limited to asserting up to a $2.5 million participating Convenience Claim.

Other Terms	• N/A.

•    Holders of General Unsecured Claims that are Accredited Investors may participate in the Rights Offering up to a cap of $5 million worth of the Rights Offering Shares—i.e., 10% of the Subscription Rights.

•    The Committee has reasonable consent rights with respect to documents related to minority equityholder protections.

This settlement represents a significant step forward in the Chapter 11 Cases. The compromises and settlements to be implemented pursuant to the Plan preserve value by enabling the Debtors to avoid costly and time-consuming litigation with the Committee that could delay the Debtors’ emergence from chapter 11. Included with this Disclosure Statement is a letter from the Committee urging holders of Unsecured Claims to vote in favor of the Plan.

VIII.	RISK FACTORS

Holders of Claims should read and consider carefully the risk factors set forth below before voting to accept or reject the Plan. Although there are many risk factors discussed below, these factors should not be regarded as constituting the only risks present in connection with the Debtors’ businesses or the Plan and its implementation.

A.	Bankruptcy Law Considerations

The occurrence or non-occurrence of any or all of the following contingencies, and any others, could affect distributions available to holders of Allowed Claims under the Plan but will not necessarily affect the validity of the vote of the Impaired Classes to accept or reject the Plan or necessarily require a re-solicitation of the votes of holders of Claims in such Impaired Classes.

1.	Parties in Interest May Object to the Plan’s Classification of Claims and Interests

Section 1122 of the Bankruptcy Code provides that a plan may place a claim or an equity interest in a particular class only if such claim or equity interest is substantially similar to the other claims or equity interests in such class. The Debtors believe that the classification of the Claims and Interests under the Plan complies with the requirements set forth in the Bankruptcy Code because the Debtors created Classes of Claims and Interests each encompassing Claims or Interests, as applicable, that are substantially similar to the other Claims or Interests, as applicable, in each such Class. Nevertheless, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

In its objection to the adequacy of this Disclosure Statement, Republic argued that the Debtors have not provided a sufficient basis for separately classifying Class 5 Note Claims and Class 6(a) General Unsecured Claims under the Plan. The Debtors disagree. The Debtors are prepared to demonstrate at the Confirmation Hearing that Class 5 Note Claims are properly classified separately from Class 6(a) General Unsecured Claims in light of such holders’ differing rights and obligations as holders of funded-debt claims versus predominantly trade claims. Courts have frequently approved chapter 11 plans that separately classify unsecured funded-debt obligations from general unsecured claims, although there can be no assurance that the Bankruptcy Court will reach the same conclusion.

2.	The Conditions Precedent to the Effective Date of the Plan May Not Occur

As more fully set forth in Article IX of the Plan, the Confirmation Date and the Effective Date of the Plan are subject to a number of conditions precedent. If such conditions precedent are waived or not met, the Confirmation Date or the Effective Date will not take place.

3.	The Debtors May Fail to Satisfy Vote Requirements

If votes are received in number and amount sufficient to enable the Bankruptcy Court to confirm the Plan, the Debtors intend to seek, as promptly as practicable thereafter, Confirmation of the Plan. In the event that sufficient votes are not received, the Debtors may seek to confirm an alternative chapter 11 plan or proceed with a sale of all or substantially all of the Debtors’ assets pursuant to section 363 of the Bankruptcy Code. There can be no assurance that the terms of any such alternative chapter 11 plan or sale pursuant to section 363 of the Bankruptcy Code would be similar or as favorable to the holders of Allowed Claims as those proposed in the Plan.

4.	The Debtors May Not Be Able to Secure Confirmation of the Plan

Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation of a chapter 11 plan, and requires, among other things, a finding by the Bankruptcy Court that: (a) such plan “does not unfairly discriminate” and is “fair and equitable” with respect to any non-accepting classes; (b) confirmation of such plan is not likely to be followed by a liquidation or a need for further financial reorganization unless such liquidation or reorganization is contemplated by the plan; and (c) the value of distributions to non-accepting holders of claims and equity interests within a particular class under such plan will not be less than the value of distributions such holders would receive if the debtors were liquidated under chapter 7 of the Bankruptcy Code.

There can be no assurance that the requisite acceptances to confirm the Plan will be received. Even if the requisite acceptances are received, there can be no assurance that the Bankruptcy Court will confirm the Plan. A non-accepting holder of an Allowed Claim might challenge either the adequacy of this Disclosure Statement or whether the balloting procedures and voting results satisfy the requirements of the Bankruptcy Code or Bankruptcy Rules. Even if the Bankruptcy Court determines that this Disclosure Statement, the balloting procedures, and voting results are appropriate, the Bankruptcy Court could still decline to confirm the Plan if it finds that any of the statutory requirements for Confirmation are not met. If a chapter 11 plan of reorganization is not confirmed by the Bankruptcy Court, it is unclear whether the Debtors will be able to reorganize their business and what, if anything, holders of Allowed Claims against them would ultimately receive on account of such Allowed Claims.

In its objection to the adequacy of this Disclosure Statement, Republic argued that the Debtors have not provided a sufficient basis for treating Class 5 Note Claims and Class 6(a) General Unsecured Claims separately under the Plan. Republic has argued that allowing only holders of Note Claims (that are also Accredited Investors) to participate in the Rights Offering constitutes “unfair discrimination” under section 1129(b) of the Bankruptcy Code. The Debtors disagree. The Debtors are prepared to demonstrate at the Confirmation Hearing that the Plan’s treatments of Class 5 Note Claims and Class 6(a) General Unsecured Claims do not constitute unfair discrimination under the controlling standard in the Fourth Circuit. See In re Jim Beck, Inc., 214 B.R. 305, 307 (W.D. Va. 1997), aff’d, 162 F.3d 1155 (4th Cir. 1998). There can be no assurance that the Bankruptcy Court will agree with the Debtors’ position.

Confirmation of the Plan is also subject to certain conditions as described in Article IX of the Plan. If the Plan is not confirmed, it is unclear what distributions, if any, holders of Allowed Claims will receive on account of such Allowed Claims.

The Debtors, subject to the terms and conditions of the Plan and the Restructuring Support Agreement, reserve the right to modify the terms and conditions of the Plan as necessary for Confirmation. Any such modifications could result in less favorable treatment of any non-accepting Class, as well as any Class junior to such non-accepting Class, than the treatment currently provided in the Plan. Such a less favorable treatment could include a distribution of property with a lesser value than currently provided in the Plan or no distribution whatsoever under the Plan.

5.	Nonconsensual Confirmation

In the event that any impaired class of claims or interests does not accept a chapter 11 plan, a bankruptcy court may nevertheless confirm a plan at the proponents’ request if at least one impaired class (as defined under section 1124 of the Bankruptcy Code) has accepted the plan (with such acceptance being determined without including the vote of any “insider” in such class), and, as to each impaired class that has not accepted the plan, the bankruptcy court determines that the plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired class(es). The Debtors believe that the Plan satisfies these requirements, and the Debtors may request such nonconsensual

Confirmation in accordance with subsection 1129(b) of the Bankruptcy Code. Nevertheless, there can be no assurance that the Bankruptcy Court will reach this conclusion. In addition, the pursuit of nonconsensual Confirmation or Consummation of the Plan may result in, among other things, increased expenses relating to professional compensation.

6.	Continued Risk upon Confirmation

Even if the Plan is consummated, the Debtors will continue to face a number of risks, including certain risks that are beyond their control, such as further deterioration or other changes in economic conditions, changes in the industry, potential revaluing of their assets due to chapter 11 proceedings, changes in demand for, and acceptance of, their oil, natural gas, and NGLs, and increasing expenses. See Article VIII.C of this Disclosure Statement, entitled “Risks Related to the Debtors’ and the Reorganized Debtors’ Businesses,” which begins on page 50. Some of these concerns and effects typically become more acute when a case under the Bankruptcy Code continues for a protracted period without indication of how or when the case may be completed. As a result of these risks and others, there is no guarantee that a chapter 11 plan of reorganization reflecting the Plan will achieve the Debtors’ stated goals.

In addition, at the outset of the Chapter 11 Cases, the Bankruptcy Code provides the Debtors with the exclusive right to propose the Plan and prohibits creditors and others from proposing a plan. The Debtors will have retained the exclusive right to propose the Plan upon filing their Petitions. If the Bankruptcy Court terminates that right, however, or the exclusivity period expires, there could be a material adverse effect on the Debtors’ ability to achieve confirmation of the Plan in order to achieve the Debtors’ stated goals.

Furthermore, even if the Debtors’ debts are reduced and/or discharged through the Plan, the Debtors may need to raise additional funds through public or private debt or equity financing or other various means to fund the Debtors’ businesses after the completion of the proceedings related to the Chapter 11 Cases. Adequate funds may not be available when needed or may not be available on favorable terms.

7.	The Chapter 11 Cases May Be Converted to Cases under Chapter 7 of the Bankruptcy Code

If the Bankruptcy Court finds that it would be in the best interest of creditors and/or the debtor in a chapter 11 case, the Bankruptcy Court may convert a chapter 11 bankruptcy case to a case under chapter 7 of the Bankruptcy Code. In such event, a chapter 7 trustee would be appointed or elected to liquidate the debtor’s assets for distribution in accordance with the priorities established by the Bankruptcy Code. The Debtors believe that liquidation under chapter 7 would result in significantly smaller distributions being made to creditors than those provided for in a chapter 11 plan because of (a) the likelihood that the assets would have to be sold or otherwise disposed of in a disorderly fashion over a short period of time, when commodities prices are at historically low levels, rather than reorganizing or selling the business as a going concern at a later time in a controlled manner, (b) additional administrative expenses involved in the appointment of a chapter 7 trustee, and (c) additional expenses and Claims, some of which would be entitled to priority, that would be generated during the liquidation, including Claims resulting from the rejection of Unexpired Leases and other Executory Contracts in connection with cessation of operations.

8.	The Debtors May Object to the Amount or Classification of a Claim

Except as otherwise provided in the Plan, the Debtors reserve the right to object to the amount or classification of any Claim under the Plan. The estimates set forth in this Disclosure Statement cannot be relied upon by any holder of a Claim where such Claim is subject to an objection. Any holder of a Claim that is subject to an objection thus may not receive its expected share of the estimated distributions described in this Disclosure Statement.

9.	Risk of Non-Occurrence of the Effective Date

Although the Debtors believe that the Effective Date may occur quickly after the Confirmation Date, there can be no assurance as to such timing or as to whether the Effective Date will, in fact, occur.

10.	Contingencies Could Affect Votes of Impaired Classes to Accept or Reject the Plan

The distributions available to holders of Allowed Claims under the Plan can be affected by a variety of contingencies, including, without limitation, whether the Bankruptcy Court orders certain Allowed Claims to be subordinated to other Allowed Claims. The occurrence of any and all such contingencies, which could affect distributions available to holders of Allowed Claims under the Plan, will not affect the validity of the vote taken by the Impaired Classes to accept or reject the Plan or require any sort of revote by the Impaired Classes.

The estimated Claims and creditor recoveries set forth in this Disclosure Statement are based on various assumptions, and the actual Allowed amounts of Claims may significantly differ from the estimates. Should one or more of the underlying assumptions ultimately prove to be incorrect, the actual Allowed amounts of Claims may vary from the estimated Claims contained in this Disclosure Statement. Moreover, the Debtors cannot determine with any certainty at this time, the number or amount of Claims that will ultimately be Allowed. Such differences may materially and adversely affect, among other things, the percentage recoveries to holders of Allowed Claims under the Plan.

11.	Releases, Injunctions, and Exculpations Provisions May Not Be Approved

Article VIII of the Plan provides for certain releases, injunctions, and exculpations, including a release of liens and third-party releases that may otherwise be asserted against the Debtors, Reorganized Debtors, or Released Parties, as applicable. The releases, injunctions, and exculpations provided in the Plan are subject to objection by parties in interest and may not be approved. If the releases are not approved, certain Released Parties may withdraw their support for the Plan.

In their objections to the adequacy of this Disclosure Statement, both the U.S. Trustee and the Ad Hoc Equity Group argued that the Plan’s third-party release and exculpation provisions are impermissibly broad and thus render the Plan patently unconfirmable. In support of its position, the U.S. Trustee cited to Behrmann v. Nat. Heritage Foundation, 663 F.3d 704 (4th Cir. 2011) and In re National Heritage Foundation, Inc., 478 B.R. 216 (Bankr. E.D. Va. 2012). In support of its position, the Ad Hoc Equity Group cited to In re Washington Mutual, Inc., 442 B.R. 312 (Bankr. D. Del. 2011). The Debtors disagree. The Debtors are prepared to demonstrate at the Confirmation Hearing that the Plan’s release, injunction, and exculpation provisions comply with the controlling Fourth Circuit standards. Further, the global resolution embodied in the Restructuring Support Agreement—and which now is supported by the Committee—reflects the view of the Debtors and their key creditor constituencies that pursuing the restructuring reflected in the Plan, including the Plan’s third-party release and exculpation provisions, is the best path to maximize value in the Chapter 11 Cases. There can be no assurance that the Bankruptcy Court will agree with the Debtors’ position.

Further, in its objection to the adequacy of this Disclosure Statement, the U.S. Trustee argued that the Plan’s opt-out procedure is not sufficient to demonstrate consent to the releases contained in the Plan. Again, the Debtors disagree. A number of courts have found that an opt-out procedure, substantially similar to the procedure contemplated by the Plan, is sufficient to demonstrate the consent of parties that do not opt out. See, e.g., In re Indianapolis Downs, LLC, 486 B.R. 286, 305-06 (Bankr. D. Del. 2013). There can be no assurance that the Bankruptcy Court will agree with the Debtors’ position.

The Ad Hoc Equity Group believes that the release and discharge of each Debtor, Reorganized Debtor, and Released Party from any and all Claims and Causes of Action set forth in Section 8.3 of the Plan should not apply to holders of Interests who are deemed to reject the Plan. The Debtors disagree and will address this issue at the Confirmation Hearing.

The releases provided to the Released Parties and the exculpation provided to the Exculpated Parties is necessary to the success of the Debtors reorganization because the Released Parties and Exculpated Parties have made significant contributions to the Debtors’ reorganizational efforts and have agreed to make further contributions, including by agreeing to massive reductions in the amounts of their claims against the Debtors’ estates and funding critical sources of post-emergence liquidity in the form of the Exit Facility and Rights Offering, but only if they receive the full benefit of the Plan’s release and exculpation provisions. The Plan’s release and exculpation provisions are the quid pro quo for the significant deleveraging and financial benefits that are part of the Restructuring Support Agreement and Plan.

The Ad Hoc Equity Group believes that the definition of the “Exculpated Parties” should be limited to the Debtors’ professionals, the Debtors’ officers and directors, and committees and their members. The Debtors disagree and will address this issue at the Confirmation Hearing.

B.	Risks Related to Recoveries under the Plan

1.	The Total Amount of Allowed General Unsecured Claims May Be Higher Than Anticipated By the Debtors

With respect to holders of Allowed General Unsecured Claims, the claims filed against the Debtors’ estates may be materially higher than the Debtors have estimated.

2.	The Debtors May Not Be Able to Achieve their Projected Financial Results

The Reorganized Debtors may not be able to achieve their projected financial results. The Financial Projections set forth in this Disclosure Statement represent the Debtors’ management team’s best estimate of the Debtors’ future financial performance, which is necessarily based on certain assumptions regarding the anticipated future performance of the Reorganized Debtors’ operations, as well as the United States and world economies in general, and the industry segments in which the Debtors operate in particular. While the Debtors believe that the Financial Projections contained in this Disclosure Statement are reasonable, there can be no assurance that they will be realized. If the Debtors do not achieve their projected financial results, the value of the New Common Stock may be negatively affected and the Debtors may lack sufficient liquidity to continue operating as planned after the Effective Date. Moreover, the financial condition and results of operations of the Reorganized Debtors from and after the Effective Date may not be comparable to the financial condition or results of operations reflected in the Debtors’ historical financial statements.

3.	The New Common Stock Initially Will Not Be Publicly Traded

The New Common Stock to be issued under the Plan will not initially be listed or traded on any nationally recognized market or exchange. Accordingly, there can be no assurance that an active trading market for the New Common Stock will develop, nor can any assurance be given as to the prices at which such stock might be traded. In the event an active trading market does not develop, the ability to transfer or sell New Common Stock may be substantially limited.

4.	Certain Holders of New Common Stock May Be Restricted in their Ability to Transfer or Sell their Securities

To the extent that the New Common Stock issued under the Plan is covered by section 1145(a)(1) of the Bankruptcy Code, it may be resold by the holders thereof without registration under the Securities Act unless the holder is an “underwriter,” as defined in section 1145(b) of the Bankruptcy Code with respect to such securities. Resales by Persons who receive New Common Stock pursuant to the Plan that are deemed to be “underwriters” would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or applicable law. Such Persons would only be permitted to sell such securities without registration if they are able to comply with an applicable exemption from registration, including Rule 144 under the Securities Act.

The New Common Stock will not initially be registered under the Securities Act or any state securities laws, and the Debtors make no representation regarding the right of any holder of New Common Stock to freely resell the New Common Stock. See Article XII to this Disclosure Statement, entitled “Certain Securities Law Matters,” which begins on page 67.

5.	Restricted Securities Issued under the Plan May Not Be Resold or Otherwise Transferred Unless They Are Registered Under the Securities Act or an Exemption from Registration Applies

The Rights Offering Shares will be deemed “restricted securities” that may not be sold, exchanged, assigned or otherwise transferred unless they are registered, or an exemption from registration applies, under the Securities Act. Holders of Rights Offering Shares (other than the Backstop Parties) will not be entitled to have their Rights Offering Shares registered and will be required to agree not to resell them except in accordance with the exemption from registration provided by Rule 144 under the Securities Act, when available. Rule 144 permits the public resale of restricted securities if certain conditions are met, and these conditions vary depending on whether the holder of the restricted securities is an “affiliate” of the issuer, as defined in Rule 144. A non-affiliate who has not been an affiliate of the issuer during the preceding three months may resell restricted securities after a six-month holding period unless certain current public information regarding the issuer is not available at the time of sale, in which case the non-affiliate may resell after a one-year holding period. An affiliate may resell restricted securities after a six-month holding period but only if certain current public information regarding the issuer is available at the time of the sale and only if the affiliate also complies with the volume, manner of sale and notice requirements of Rule 144. While the Debtors currently expect that the current public information requirement will be met when the six-month holding period expires, they cannot guarantee that resales of the restricted securities will qualify for an exemption from registration under Rule 144. In any event, Holders of Rights Offering Shares should expect to be required to hold their Rights Offering Shares for at least six months.

Holders of Rights Offering Shares who are deemed to be “underwriters” under Section 1145(b) of the Bankruptcy Code will also be subject to restrictions under the Securities Act on their ability to resell those securities. Resale restrictions are discussed in more detail in Article XII to this Disclosure Statement, entitled “Certain Securities Law Matters,” which begins on page 67.

6.	Certain Tax Implications of the Plan

Holders of Allowed Claims should carefully review Article XII of this Disclosure Statement, entitled “Certain United States Federal Income Tax Consequences of the Plan,” which begins on page 67, to determine how the tax implications of the Plan and the Chapter 11 Cases may adversely affect the Reorganized Debtors and holders of Claims.

7.	The Debtors May Not Be Able to Accurately Report Their Financial Results

The Debtors have established internal controls over financial reporting. However, internal controls over financial reporting may not prevent or detect misstatements or omissions in the Debtors’ financial statements because of their inherent limitations, including the possibility of human error, and the circumvention or overriding of controls or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Debtors fail to maintain the adequacy of their internal controls, the Debtors may be unable to provide financial information in a timely and reliable manner within the time periods required for the Debtors’ financial reporting under SEC rules and regulations and the terms of the agreements governing the Debtors’ indebtedness. Any such difficulties or failure could materially adversely affect the Debtors’ business, results of operations, and financial condition. Further, the Debtors may discover other internal control deficiencies in the future and/or fail to adequately correct previously identified control deficiencies, which could materially adversely affect the Debtors’ businesses, results of operations, and financial condition.

8.	The Debtors May Not Be Able to Obtain Incremental Funding Under the DIP Facility

Under the terms of the DIP Credit Agreement, the $25 million DIP Facility will be made available to the Debtors in the form of two loans of up to $10 million each and a third loan of up to $5 million, available upon: (i) entry of an interim order by the Bankruptcy Court approving the DIP Facility; (ii) entry of a final order by the Bankruptcy Court approving the DIP Facility; and (iii) incrementally on a weekly basis thereafter. Availability of incremental funding under the DIP Facility is subject to a number of conditions precedent, not all of which may occur. If the Debtors do not obtain the incremental funding under the DIP Facility, they may lack sufficient liquidity to continue operating in the ordinary course, may be unable to the consummate the Plan or any other plan of reorganization, or may be forced to seek alternative sources of financing, which may not be available on terms as favorable as those provided under the DIP Facility.

C.	Risks Related to the Debtors’ and the Reorganized Debtors’ Businesses

1.	The Reorganized Debtors May Not Be Able to Generate Sufficient Cash to Service All of their Indebtedness

The Reorganized Debtors’ ability to make scheduled payments on, or refinance their debt obligations, depends on the Reorganized Debtors’ financial condition and operating performance, which are subject to prevailing economic, industry, and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond the Reorganized Debtors’ control. The Reorganized Debtors may be unable to maintain a level of cash flow from operating activities sufficient to permit the Reorganized Debtors to pay the principal, premium, if any, and interest on their indebtedness, including, without limitation, anticipated borrowings under the Exit Facility upon emergence.

2.	The Debtors Will Be Subject to the Risks and Uncertainties Associated with the Chapter 11 Cases

For the duration of the Chapter 11 Cases, the Debtors’ ability to operate, develop, and execute a business plan, and continue as a going concern, will be subject to the risks and uncertainties associated with bankruptcy. These risks include the following: (a) ability to develop, confirm, and consummate the Restructuring Transactions specified in the Plan; (b) ability to obtain Bankruptcy Court approval with respect to motions filed in the Chapter 11 Cases from time to time; (c) ability to maintain relationships with suppliers, service providers, customers, employees, royalty interest holders, working interest holders, and other third parties; (d) ability to maintain contracts that are critical to the Debtors’ operations; (e) ability of third parties to seek and obtain Bankruptcy Court approval to terminate contracts and other agreements with the Debtors; (f) ability of third parties to seek and obtain Bankruptcy Court approval to terminate or shorten the exclusivity period for the Debtors to propose and confirm a chapter 11 plan, to appoint a chapter 11 trustee, or to convert the Chapter 11 Cases to chapter 7 proceedings; and (g) the actions and decisions of the Debtors’ creditors and other third parties who have interests in the Chapter 11 Cases that may be inconsistent with the Debtors’ plans.

These risks and uncertainties could affect the Debtors’ businesses and operations in various ways. For example, negative events associated with the Chapter 11 Cases could adversely affect the Debtors’ relationships with suppliers, service providers, customers, employees, and other third parties, which in turn could adversely affect the Debtors’ operations and financial condition. Also, the Debtors will need the prior approval of the Bankruptcy Court for transactions outside the ordinary course of business, which may limit the Debtors’ ability to respond timely to certain events or take advantage of certain opportunities. Because of the risks and uncertainties associated with the Chapter 11 Cases, the Debtors cannot accurately predict or quantify the ultimate impact of events that occur during the Chapter 11 Cases that may be inconsistent with the Debtors’ plans.

3.	Operating in Bankruptcy for a Long Period of Time May Harm the Debtors’ Businesses

The Debtors’ future results will be dependent upon the successful confirmation and implementation of a plan of reorganization. A long period of operations under Bankruptcy Court protection could have a material adverse effect on the Debtors’ businesses, financial condition, results of operations, and liquidity. So long as the proceedings related to the Chapter 11 Cases continue, senior management will be required to spend a significant amount of time and effort dealing with the reorganization instead of focusing exclusively on business operations. A prolonged period of operating under Bankruptcy Court protection also may make it more difficult to retain management and other key personnel necessary to the success and growth of the Debtors’ businesses. In addition, the longer the proceedings related to the Chapter 11 Cases continue, the more likely it is that customers and suppliers will lose confidence in the Debtors’ ability to reorganize their businesses successfully and will seek to establish alternative commercial relationships.

So long as the proceedings related to the Chapter 11 Cases continue, the Debtors will be required to incur substantial costs for professional fees and other expenses associated with the administration of the Chapter 11 Cases. The chapter 11 proceedings also require the Debtors to seek debtor-in-possession financing to fund operations. If the Debtors are unable to obtain final approval of such financing on favorable terms or at all, or if the Debtors are unable to fully draw on the availability under the DIP Facility, the chances of successfully reorganizing the Debtors’ businesses may be seriously jeopardized, the likelihood that the Debtors will instead be required to liquidate or sell their assets may be increased, and, as a result, creditor recoveries may be significantly impaired.

Furthermore, the Debtors cannot predict the ultimate amount of all settlement terms for the liabilities that will be subject to a plan of reorganization. Even after a plan of reorganization is approved and implemented, the Reorganized Debtors’ operating results may be adversely affected by the possible reluctance of prospective lenders and other counterparties to do business with a company that recently emerged from bankruptcy protection.

4.	Financial Results May Be Volatile and May Not Reflect Historical Trends

During the Chapter 11 Cases, the Debtors expect that their financial results will continue to be volatile as asset impairments, asset dispositions, restructuring activities and expenses, contract terminations and rejections, and/or claims assessments significantly impact the Debtors’ consolidated financial statements. As a result, the Debtors’ historical financial performance likely will not be indicative of their financial performance after the Petition Date.

In addition, if the Debtors emerge from chapter 11, the amounts reported in subsequent consolidated financial statements may materially change relative to historical consolidated financial statements, including as a result of revisions to the Debtors’ operating plans pursuant to a plan of reorganization. The Debtors also may be required to adopt “fresh start” accounting in accordance with Accounting Standards Codification 852 (“Reorganizations”) in which case their assets and liabilities will be recorded at fair value as of the fresh start reporting date, which may differ materially from the recorded values of assets and liabilities on the Debtors’ consolidated balance sheets. The Debtors’ financial results after the application of fresh start accounting also may be different from historical trends. The Financial Projections contained in Exhibit G hereto do not currently reflect the impact of fresh start accounting, which may have a material impact on the Financial Projections.

5.	The Debtors’ Substantial Liquidity Needs May Impact Production Levels and Revenue

The Debtors’ principal sources of liquidity historically have been cash flow from operations, sales of oil and gas properties, borrowings under the RBL Facility, issuances of debt securities, including the Notes, and issuances of equity securities, including the Preferred Stock. If the Debtors’ cash flow from operations remains depressed or decreases as a result of lower commodity prices or otherwise, the Debtors’ ability to expend the capital necessary to replace proved reserves, maintain leasehold acreage, or maintain current production may be limited, resulting in decreased production and proved reserves over time.

The Debtors face uncertainty regarding the adequacy of their liquidity and capital resources and have extremely limited, if any, access to additional financing. In addition to the cash necessary to fund ongoing operations, the Debtors have incurred significant professional fees and other costs in connection with preparing for the Chapter 11 Cases and expect to continue to incur significant professional fees and costs throughout the Chapter 11 Cases. The Debtors cannot guarantee that cash on hand, cash flow from operations, and cash provided by the DIP Facility will be sufficient to continue to fund their operations and allow the Debtors to satisfy obligations related to the Chapter 11 Cases until the Debtors are able to emerge from bankruptcy protection.

The Debtors’ liquidity, including the ability to meet ongoing operational obligations, will be dependent upon, among other things: (a) their ability to comply with the terms and condition of any debtor-in-possession financing and/or cash collateral order entered by the Bankruptcy Court in connection with the Chapter 11 Cases; (b) their ability to maintain adequate cash on hand; (c) their ability to generate cash flow from operations; (d) their ability to develop, confirm, and consummate a chapter 11 plan or other alternative restructuring transaction; (e) the availability of incremental draws under the DIP Facility; and (f) the cost, duration, and outcome of the Chapter 11 Cases. The Debtors’ ability to maintain adequate liquidity depends, in part, upon industry conditions and general economic, financial, competitive, regulatory, and other factors beyond the Debtors’ control. In the event that cash on hand, cash flow from operations, and cash provided under the DIP Facility are not sufficient to meet the Debtors’ liquidity needs, the Debtors may be required to seek additional financing. The Debtors can provide no assurance that additional financing would be available or, if available, offered to the Debtors on acceptable terms. The Debtors’ access to additional financing is, and for the foreseeable future likely will continue to be, extremely limited if it is available at all. In addition, the Debtors’ ability to consummate the Plan is dependent on their ability to satisfy the conditions precedent to the Exit Facility Lenders’ funding under the Exit Financing. The Debtors can provide no assurance that such conditions will be satisfied. The Debtors’ long-term liquidity requirements and the adequacy of their capital resources are difficult to predict at this time.

6.	Oil and Natural Gas Prices Are Volatile, and Continued Low Oil or Natural Gas Prices Could Materially Adversely Affect the Debtors’ Businesses, Results of Operations, and Financial Condition

The Debtors’ revenues, profitability and the value of the Debtors’ properties substantially depend on prevailing oil, natural gas, and NGL prices. Oil, natural gas, and NGLs are commodities, and therefore, their prices are subject to wide fluctuations in response to changes in supply and demand. Oil, natural gas, and NGL prices historically have been volatile and are likely to continue to be volatile in the future, especially given current economic and geopolitical conditions. During 2015, NYMEX-WTI16 oil prices fell from an already depressed $60 per Bbl to as low as $35 per Bbl, ultimately falling to below $27 per Bbl in February 2016. Oil prices continue to hover at or near historical lows—priced at just $46 per Bbl as of close of markets on May 11, 2016. Over the same period, Henry Hub17 natural gas prices fell from as high as $3.70 per MMBtu to as low as $1.80 per MMBtu, with prices closing at $2.16 per MMBtu on May 11, 2016. In line with the overall market trend, prices of the various NGL components—which form a portion of the Debtors’ operations and revenues—have fallen to historical lows. The Debtors expect such volatility to continue in the future. The prices for oil, natural gas, and NGLs are subject to a variety of factors beyond the Debtors’ control, such as:

•	the current uncertainty in the global economy;

•	changes in global supply and demand for oil, natural gas, and NGLs;

•	the condition of the United States and global economies;

•	the actions of certain foreign countries;

•	the price and quantity of imports of foreign oil, natural gas, and NGLs;

•	political conditions, including embargoes, war or civil unrest in or affecting other oil producing activities of certain countries;

•	the level of global oil and natural gas exploration and production activity;

•	the level of global oil, natural gas, and NGLs inventories;

•	production or pricing decisions made by the Organization of Petroleum Exporting Countries (“OPEC”);

•	weather conditions;

•	technological advances affecting energy consumption; and

•	the price and availability of alternative fuels.

[16]	West Texas Intermediate light sweet crude oil delivered to Cushing, Oklahoma and listed with the New York Mercantile Exchange.
[17]	Natural gas delivered to the Henry Hub in Louisiana and listed on the New York Mercantile Exchange.

Oil, natural gas, and NGL prices affect the amount of cash flow available to the Debtors to meet their financial commitments and fund capital expenditures. Oil and natural gas prices also impact the Debtors’ ability to borrow money and raise additional capital. For example, the amount the Debtors will be able to borrow under the Exit Facility will be subject to periodic redeterminations based, in part, on then-current oil, natural gas, and NGL prices and on changing expectations of future prices. Lower oil, natural gas, and NGL prices may not only decrease the Debtors’ revenues on a per-unit basis, but also may reduce the amount of oil, natural gas, and NGLs that the Debtors can produce economically in the future. Higher operating costs associated with any of the Debtors’ oil or natural gas fields will make their profitability more sensitive to oil, natural gas, or NGL price declines. A sustained decline in oil, natural gas, or NGL prices may materially and adversely affect the Debtors’ future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures. In addition, a sustained decline in oil, natural gas, or NGL prices might result in substantial downward estimates of the Debtors’ proved reserves. As a result, if there is a further decline or sustained depression in commodity prices, the Debtors may, among other things, be unable to maintain or increase their borrowing capacity, meet their debt obligations or other financial commitments, or obtain additional capital, all of which could materially adversely affect the Debtors’ businesses, results of operations, and financial condition.

7.	Drilling for and Producing Natural Gas and Oil Are High Risk Activities with Many Uncertainties that Could Adversely Affect the Debtors’ Business, Financial Condition and Results of Operations

The Debtors’ future success will depend on, among other things, the success of their exploitation, exploration, development, and production activities. The Debtors’ oil and natural gas exploration and production activities are subject to numerous risks beyond their control, including the risk that drilling will not result in commercially viable oil or natural gas production. The Debtors’ decisions to purchase, explore, develop, or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analysis, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. The Debtors’ costs of drilling, completing, and operating wells are often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, the Debtors’ future business, financial condition, results of operations, liquidity, or ability to finance planned capital expenditures could be materially and adversely affected by any factor that may curtail, delay, or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	unusual or unexpected geological formations;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment malfunctions, failures, or accidents;

•	unexpected operational events and drilling conditions;

•	pipe or cement failures;

•	casing collapses;

•	lost or damaged oilfield drilling and service tools;

•	loss of drilling fluid circulation;

•	uncontrollable flows of oil, natural gas, and fluids;

•	fires and natural disasters;

•	environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures, and discharges of toxic gases;

•	adverse weather conditions;

•	reductions in oil, natural gas, and NGL prices;

•	natural gas and oil property title problems; and

•	market limitations for oil, natural gas, and NGLs.

If any of these factors were to occur with respect to a particular field, the Debtors could lose all or a part of their investment in the field, or they could fail to realize the expected benefits from the field, either of which could materially and adversely affect their revenue and profitability.

The Debtors estimate future revenues from existing wells18 to be $39.5 million for the four months ended December 31, 2016, $99.4 million for the year ended 2017, and $80.5 million for the year ended 2018. The Debtors estimate future revenues from new wells19 to be $2.6 million for the four months ended December 31, 2016, $13.4 million for the year ended 2017, and $35.2 million for the year ended 2018.

The Debtors’ future revenue projections are based on NYMEX strip pricing as of May 13, 2016. The average oil price is $48.34 per Bbl, $49.40 per Bbl and $50.18 per Bbl for the four months ended December 31, 2016, the year ended 2017 and the year ended 2018, respectively. The average gas price is $2.59 per MMBtu, $2.92 per MMBtu and $2.94 per MMBtu for the four months ended December 31, 2016, the year ended 2017 and the year ended 2018, respectively.

Additionally, the Debtors operating costs are projected to be $20.7 million for the four months ended December 31, 2016, $58.6 million for the year ended 2017, and $59.5 million for the year ended 2018. The Debtors’ operating cost projections are based upon historical realized costs and projected go-forward general and administrative costs.

8.	The Debtors’ Business is Subject to Complex Laws and Regulations That Can Adversely Affect the Cost, Manner, or Feasibility of Doing Business

Exploration, development, production and sale of oil and gas are subject to extensive federal, state and local laws and regulations, including complex environmental laws. The Debtors may be required to make large expenditures to comply with environmental and other governmental regulations. Failure to comply with these laws and regulations may result in the suspension or termination of

[18]	Excluding other revenue.
[19]	Excluding other revenue.

operations and subject the Debtors to administrative, civil and criminal penalties. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, spacing of wells, unitization and pooling of properties, environmental protection (including laws restricting the emission of greenhouse gases and laws regarding the protection of certain species of wildlife or their habitats) and taxation. Additionally, in recent years, the practice of hydraulic fracturing has come under increased scrutiny by the environmental community. The Debtors’ operations create the risk of environmental liabilities to the government or third parties for any unlawful discharge of oil, gas or other pollutants into the air, soil or water. In the event of environmental violations, the Reorganized Debtors may be charged with remedial costs and land owners may file claims for alternative water supplies, property damage or bodily injury. Laws and regulations protecting the environment have become more stringent in recent years, and may, in some circumstances, result in liability for environmental damage regardless of negligence or fault. In addition, pollution and similar environmental risks generally are not fully insurable. These liabilities and costs could have a material adverse effect on the business, financial condition, results of operations and cash flows of the Reorganized Debtors.

9.	The Debtors’ Operations Depend, in Part, on the Pricing and Availability of Midstream Services and Access to Water

“Midstream” services include oil and natural gas gathering—i.e., intricate pipelines that transport and combine extracted hydrocarbons from the various upstream wellheads to larger transportation pipelines—and transportation services. The Debtors frequently enter into long-term agreements with midstream providers for these services. Such midstream services agreements frequently include protections in favor of the midstream service provider—including acreage dedication and minimum volume throughput provisions—that have the effect of locking the Debtors into certain long-term pricing for midstream services and, in the case of minimum throughput obligations, potentially paying for services the Debtors cannot use. As they do not participate in the midstream sector in any meaningful way, the Debtors must contract with third parties for the provision of midstream services. In light of current, historically low oil, natural gas, and NGL prices, as described in Article VIII.C.6 of this Disclosure Statement, entitled “Oil and Natural Gas Prices Are Volatile, and Continued Low Oil or Natural Gas Prices Could Materially Adversely Affect the Debtors’ Businesses, Results of Operations, and Financial Condition,” which begins on page 53, the pricing contained in the Debtors’ midstream services agreements is, in some instances, well above market. Failure to negotiate for improved economic terms could have a material, adverse effect on the Debtors’ businesses. Moreover, any attempt to reject certain of the Debtors’ midstream services agreements in the Chapter 11 Cases could lead to costly, protracted litigation with the midstream services provider.

The Debtors’ operations also rely on the availability of water, which is crucial to conducting hydraulic fracturing. A significant amount of water is necessary for drilling and completing each well with hydraulic fracturing in the Eagle Ford. In the past, the Eagle Ford has experienced severe droughts that have limited the water supplies that are necessary to conduct hydraulic fracturing. Although the Debtors have taken measures to secure their water supply, the Debtors can make no assurances that sufficient water resources will be available in the short or long term to carry out future activity.

10.	Commodity Prices and Hedging May Present Additional Risks

The Debtors may not be able to enter into new commodity derivatives covering additional estimated future production on favorable terms or at all. If the Debtors cannot or choose not to enter into commodity derivatives in the future, the Debtors could be more affected by changes in commodity prices than their competitors that engage in hedging arrangements. The Debtors’ inability to hedge the risk of low commodity prices in the future, on favorable terms or at all, could have a material adverse impact on their businesses, financial condition, and results of operations.

If the Debtors are able to enter into any commodity derivatives, such derivatives may limit the benefit the Debtors would receive from increases in commodity prices. These arrangements would also expose the Debtors to the risk of financial losses in some circumstances, including the following: (a) the Debtors’ production could be materially less than expected; or (b) the counterparties to the contracts could fail to perform their contractual obligations.

If the Debtors’ actual production and sales for any period are less than the production covered by any commodity derivatives (including reduced production due to operational delays) or if the Debtors are unable to perform their exploration and development activities as planned, the Debtors might be required to satisfy a portion of their obligations under those commodity derivatives without the benefit of the cash flow from the sale of that production, which may materially impact the Debtors’ liquidity. Additionally, if market prices for production exceed collar ceilings or swap prices, the Debtors would be required to make monthly cash payments, which could materially adversely affect their liquidity.

11.	The Reorganized Debtors May Be Adversely Affected by Potential Litigation, Including Litigation Arising Out of the Chapter 11 Cases

In the future, the Reorganized Debtors may become parties to litigation. In general, litigation can be expensive and time consuming to bring or defend against. Such litigation could result in settlements or damages that could significantly affect the Reorganized Debtors’ financial results. It is also possible that certain parties will commence litigation with respect to the treatment of their Claims under the Plan. It is not possible to predict the potential litigation that the Reorganized Debtors may become party to, nor the final resolution of such litigation. The impact of any such litigation on the Reorganized Debtors’ businesses and financial stability, however, could be material.

12.	The Loss of Key Personnel Could Adversely Affect the Debtors’ Operations

The Debtors’ operations are dependent on a relatively small group of key management personnel, including the Debtors’ executive officers. The Debtors’ recent liquidity issues and the Chapter 11 Cases have created distractions and uncertainty for key management personnel and employees. As a result, the Debtors have experienced and may continue to experience increased levels of employee attrition. Because competition for experienced personnel in the oil and gas industry can be significant, the Debtors may be unable to find acceptable replacements with comparable skills and experience and the loss of such key management personnel could adversely affect the Debtors’ ability to operate their businesses. In addition, a loss of key personnel or material erosion of employee morale at the corporate and/or field levels could have a material adverse effect on the Debtors’ ability to meet customer and counterparty expectations, thereby adversely affecting the Debtors’ businesses and the results of operations.

13.	Certain Claims May Not Be Discharged and Could Have a Material Adverse Effect on the Debtors’ Financial Condition and Results of Operations

The Bankruptcy Code provides that the confirmation of a plan of reorganization discharges a debtor from substantially all debts arising prior to confirmation. With few exceptions, all Claims that arise prior to the Debtors’ filing of their Petitions or before confirmation of the plan of reorganization (a) would be subject to compromise and/or treatment under the plan of reorganization and/or (b) would be discharged in accordance with the terms of the plan of reorganization. Any Claims not ultimately discharged through a plan of reorganization could be asserted against the reorganized entity and may have an adverse effect on the Reorganized Debtors’ financial condition and results of operations.

IX.	SOLICITATION AND VOTING PROCEDURES

This Disclosure Statement, which is accompanied by a Ballot or Ballots to be used for voting on the Plan, is being distributed to the holders of Claims in those Classes that are entitled to vote to accept or reject the Plan. The procedures and instructions for voting and related deadlines are set forth in the exhibits annexed to the Disclosure Statement Order, which is attached hereto as Exhibit D.

The Disclosure Statement Order is incorporated herein by reference and should be read in conjunction with this Disclosure Statement in formulating a decision to vote to accept or reject the Plan.

THE DISCUSSION OF THE SOLICITATION AND VOTING PROCESS SET FORTH IN THIS DISCLOSURE STATEMENT IS ONLY A SUMMARY.

PLEASE REFER TO THE DISCLOSURE STATEMENT ORDER ATTACHED HERETO FOR A MORE COMPREHENSIVE DESCRIPTION OF THE SOLICITATION AND VOTING PROCESS.

A.	Holders of Claims Entitled to Vote on the Plan

Under the provisions of the Bankruptcy Code, not all holders of claims against a debtor are entitled to vote on a chapter 11 plan. The table in Article III.C of this Disclosure Statement, entitled “Am I entitled to vote on the Plan?” which begins on page 6, provides a summary of the status and voting rights of each Class (and, therefore, of each holder within such Class absent an objection to the holder’s Claim) under the Plan.

As shown in the table, the Debtors are soliciting votes to accept or reject the Plan only from holders of Claims in Classes 5, 6(a), and 6(b) (collectively, the “Voting Classes”). The holders of Claims in the Voting Classes are Impaired under the Plan and may, in certain circumstances, receive a distribution under the Plan. Accordingly, holders of Claims in the Voting Classes have the right to vote to accept or reject the Plan.

The Debtors are not soliciting votes from holders of Claims and Interests in Classes 1, 2, 3, 4, 7, 8, and 9. Additionally, the Disclosure Statement Order provides that certain holders of Claims in the Voting Classes, such as those holders whose Claims have been disallowed or are subject to a pending objection, are not entitled to vote to accept or reject the Plan.

B.	Voting Record Date

The Voting Record Date is June 27, 2016. The Voting Record Date is the date on which it will be determined which holders of Claims in the Voting Classes are entitled to vote to accept or reject the Plan and whether Claims have been properly assigned or transferred under Bankruptcy Rule 3001(e) such that an assignee or transferee, as applicable, can vote to accept or reject the Plan as the holder of a Claim.

C.	Voting on the Plan

The Voting Deadline is August 2, 2016, at 5:00 p.m. (prevailing Eastern Time). In order to be counted as votes to accept or reject the Plan, all ballots must be properly executed, completed, and delivered as directed, so that your ballot or the master ballot containing your vote is actually received by the Notice and Claims Agent on or before the Voting Deadline. Ballots or master ballots returned by facsimile will not be counted.

To vote, complete, sign, and date your ballot and return it (with an original signature) promptly in the enclosed reply envelope or to one of the below addresses.

If sent by first-class mail Penn Virginia Ballot Processing Center c/o Epiq Bankruptcy Solutions, LLC P.O. Box 4422 Beaverton, OR 97076-4422	If sent by personal delivery or overnight courier: Penn Virginia Ballot Processing Center c/o Epiq Bankruptcy Solutions, LLC 10300 SW Allen Blvd. Beaverton, OR 97005

PLEASE SELECT JUST ONE OPTION TO VOTE.

EITHER RETURN THIS PAPER BALLOT WITH YOUR VOTE

OR

VOTE ELECTRONICALLY AS INSTRUCTED BELOW.

To submit your ballot via the Solicitation Agent’s online portal, please visit https://dm.epiq11.com/PVA. Click on the “E-Ballot” section of the website and follow the instructions to submit your Ballot. Creditors who cast a ballot using the Solicitation Agent’s online portal should NOT also submit a paper Ballot.

If you are a noteholder and received an envelope addressed to your nominee, please return your ballot to your nominee, allowing enough time for your nominee to cast your vote on a master ballot before the Voting Deadline.

IF YOU HAVE ANY QUESTIONS ABOUT THE SOLICITATION OR VOTING PROCESS, PLEASE CONTACT THE SOLICITATION AGENT AT +1 (646) 282-2500 (ASK FOR SOLICITATION GROUP) OR VIA ELECTRONIC MAIL TO TABULATION@EPIQSYSTEMS.COM (REFERENCE “PENN VIRGINIA” IN THE SUBJECT LINE).

D.	Ballots Not Counted

No ballot will be counted toward Confirmation if, among other things: (1) it is illegible or contains insufficient information to permit the identification of the holder of the Claim; (2) it was transmitted by facsimile or other means other than as specifically set forth in the ballots; (3) it was cast by an entity that is not entitled to vote on the Plan; (4) it was cast for a Claim listed in the Debtors’ schedules as contingent, unliquidated, or disputed for which the applicable Bar Date has passed and no proof of claim was timely filed; (5) it was cast for a Claim that is subject to an objection pending as of the Voting Record Date (unless temporarily allowed in accordance with the Disclosure Statement Order); (6) it was sent to the Debtors, the Debtors’ agents/representatives (other than the Notice and Claims Agent), an the Indenture Trustee, or the Debtors’ financial or legal advisors instead of the Notice and Claims Agent; (7) it is unsigned; or (8) it is not clearly marked to either accept or reject the Plan or it is marked both to accept and reject the Plan. Please refer to the Disclosure Statement Order for additional requirements with respect to voting to accept or reject the Plan.

ANY BALLOT RECEIVED AFTER THE VOTING DEADLINE OR THAT IS OTHERWISE NOT IN COMPLIANCE WITH THE DISCLOSURE STATEMENT ORDER WILL NOT BE COUNTED.

X.	RIGHTS OFFERING PROCEDURES[20]

The procedures and instructions for exercising Subscription Rights are set forth in the Rights Offering Procedures, which are attached hereto as Exhibit E. The Rights Offering Procedures are incorporated herein by reference and should be read in conjunction with this Disclosure Statement in formulating a decision to exercise Subscription Rights. The discussion of the Rights Offering Procedures set forth in this Disclosure Statement is only a summary. Please refer to the Rights Offering Procedures attached hereto for a more comprehensive description.

IN ORDER TO PARTICIPATE IN THE RIGHTS OFFERING, A HOLDER OF AN ALLOWED NOTE CLAIM MUST BE AN ACCREDITED INVESTOR AND MUST TIMELY AND VALIDLY COMPLETE AND RETURN THE ACCREDITED INVESTOR COVER LETTER CONFIRMING THAT IT IS AN ACCREDITED INVESTOR WITH THE SUBSCRIPTION FORM, AS PROVIDED FOR IN THE COVER LETTER OF THE DEBTORS TO HOLDERS OF ALLOWED NOTE CLAIMS.

Pursuant to the Plan, each Eligible Holder will receive Subscription Rights to subscribe for its pro rata Rights Offering Shares, provided that it timely and properly executes and delivers its Beneficial Holder Subscription Form (with accompanying IRS Form W-9 or appropriate IRS Form W-8, as applicable) to the Subscription Agent or its Nominee, as applicable in advance of the Subscription Expiration Deadline. Each Nominee will receive a Master Subscription Form which it shall use to summarize the Subscription Rights exercised by each Eligible Holder that timely returns a properly filled out Beneficial Holder Subscription Form to such Nominee. Please note that all Beneficial Holder Subscription Forms (with accompanying IRS Form W-9 or appropriate IRS Form W-8, as applicable) must be returned to the applicable Nominee in sufficient time to allow such Nominee to process and deliver the Master Subscription Form and copies of all Beneficial Holder Subscription Forms (and accompanying IRS Forms) prior to the Subscription Expiration Deadline.

No Eligible Holder shall be entitled to participate in the Rights Offering unless the aggregate Purchase Price (as defined below) for the Rights Offering Shares it subscribes for is received by the Subscription Agent (i) in the case of an Eligible Holder that is not a Backstop Party, by the Subscription Expiration Deadline, and (ii) in the case of an Eligible Holder that is a Backstop Party, on the second (2nd) Business Day following receipt of a written notice (a “Funding Notice”) delivered by the Debtors to the Backstop Parties in accordance with Section 2.4 of the Backstop Commitment Agreement (the “Backstop Funding Deadline”). No interest is payable on any advanced funding of the Purchase Price. If the Rights Offering is terminated for any reason, the Purchase Price will be returned to the Eligible Holder promptly. No interest will be paid on any returned Purchase Price. Any Eligible Holder submitting payment via its Nominee must coordinate such payment with its Nominee in sufficient time to allow the Nominee to forward such payment to the Subscription Agent by the Subscription Expiration Deadline or the Backstop Funding Deadline, as applicable.

IN ORDER TO PARTICIPATE IN THE RIGHTS OFFERING, EACH ELIGIBLE HOLDER MUST COMPLETE ALL THE STEPS OUTLINED IN THE RIGHTS OFFERING PROCEDURES. IF ALL OF THE STEPS OUTLINED IN THE RIGHTS OFFERING PROCEDURES ARE NOT COMPLETED BY THE SUBSCRIPTION EXPIRATION DEADLINE OR THE BACKSTOP FUNDING DEADLINE, AS APPLICABLE. IF THE ELIGIBLE HOLDER FAILS TO DO SO, IT SHALL BE DEEMED TO HAVE FOREVER AND IRREVOCABLY RELINQUISHED AND WAIVED ITS RIGHT TO PARTICIPATE IN THE RIGHTS OFFERING.

[20]	Capitalized terms used in this Article X but not otherwise defined in this Disclosure Statement or the Plan shall have the meanings ascribed to them in the Subscription Agreement.

In order to validly exercise its Subscription Rights, each Eligible Holder that is not a Backstop Party must:

(a)	return a duly executed Subscription Agreement along with a duly completed and executed Beneficial Holder Subscription Form (with accompanying IRS Form W-9 or appropriate IRS Form W-8, as applicable) to the Subscription Agent or its Nominee, as applicable, so that such documents are actually received by the Subscription Agent by the Subscription Expiration Deadline; and

(b)	at the same time it returns its Subscription Agreement and Beneficial Holder Subscription Form to the Subscription Agent or its Nominee, as applicable, but in no event later than the Subscription Expiration Deadline, pay, or arrange for the payment by its Nominee of, the applicable Purchase Price to the Subscription Agent by wire transfer ONLY of immediately available funds in accordance with the instructions included in Item 4 of the Beneficial Holder Subscription Form.

In order to validly exercise its Subscription Rights, each Eligible Holder that is a Backstop Party must:

(a)	return a duly executed Subscription Agreement along with a duly completed and executed Beneficial Holder Subscription Form (with accompanying IRS Form W-9 or appropriate IRS Form W-8, as applicable) to the Subscription Agent or its Nominee, as applicable, so that such documents are actually received by the Subscription Agent by the Subscription Expiration Deadline; and

(b)	no later than the Backstop Funding Deadline, pay the applicable Purchase Price to the Subscription Agent by wire transfer ONLY of immediately available funds in accordance with the instructions included in Item 4 of the Beneficial Holder Subscription Form.

ALL BACKSTOP PARTIES MUST PAY THEIR APPLICABLE PURCHASE PRICE DIRECTLY TO THE SUBSCRIPTION AGENT AND SHOULD NOT PAY THEIR NOMINEES, IF ANY.

With respect to the requirements above, for those Eligible Holders that hold Allowed Note Claims through a Nominee, such Eligible Holders must duly complete, execute and return their Beneficial Holder Subscription Forms in accordance with the instructions in the Rights Offering Procedures to their Nominees in sufficient time to allow their Nominees to process their instructions and deliver to the Subscription Agent the Master Subscription Form, their completed Beneficial Holder Subscription Form (with accompanying IRS Form W-9 or appropriate IRS Form W-8, as applicable), Subscription Agreement, and, solely with respect to the Eligible Holders that are not Backstop Parties, payment of the applicable Purchase Price, payable for the Rights Offering Shares elected to be purchased by such Eligible Holder, by the Subscription Expiration Deadline.

Any Eligible Holder that does not hold an Allowed Note Claim through a Nominee must deliver their completed Beneficial Holder Subscription Form (with accompanying IRS Form W-9 or appropriate IRS Form W-8, as applicable), Subscription Agreement and payment of the applicable Purchase Price payable for the Rights Offering Shares elected to be purchased by such Eligible Holder (with respect to the Eligible Holders that are not Backstop Parties) directly to the Subscription Agent on or before the Subscription Expiration Deadline. In all cases, Eligible Holders that are Backstop Parties must deliver their payment of the applicable Purchase Price payable for the Rights Offering Shares elected to be purchased by such Eligible Holder directly to the Subscription Agent no later than the Backstop Funding Deadline.

In the event that the funds received by the Subscription Agent from any Eligible Holder do not correspond to the Purchase Price payable for the Rights Offering Shares elected to be purchased by such Eligible Holder, the number of the Rights Offering Shares deemed to be purchased by such Eligible Holder will be the lesser of (i) the number of the Rights Offering Shares elected to be purchased by such Eligible Holder and (ii) a number of the Rights Offering Shares determined by dividing the amount of the funds received by the Purchase Price.

The cash paid to the Subscription Agent in accordance with the Rights Offering Procedures will be deposited and held by the Subscription Agent in a segregated account until administered in connection with the settlement of the Rights Offering on the Effective Date. The Subscription Agent may not use such cash for any other purpose prior to the Effective Date and may not encumber or permit such cash to be encumbered with any lien or similar encumbrance. The cash held by the Subscription Agent pursuant to the Rights Offering Procedures shall not be deemed part of the Debtors’ bankruptcy estates.

XI.	CONFIRMATION OF THE PLAN

A.	Requirements for Confirmation of the Plan

Among the requirements for Confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code are: (1) the Plan is accepted by all Impaired Classes of Claims or Interests, or if rejected by an Impaired Class, the Plan “does not discriminate unfairly” and is “fair and equitable” as to the rejecting Impaired Class; (2) the Plan is feasible; and (3) the Plan is in the “best interests” of holders of Claims and Interests.

At the Confirmation Hearing, the Bankruptcy Court will determine whether the Plan satisfies all of the requirements of section 1129 of the Bankruptcy Code. The Debtors believe that: (1) the Plan satisfies, or will satisfy, all of the necessary statutory requirements of chapter 11 for plan confirmation; (2) the Debtors have complied, or will have complied, with all of the necessary requirements of chapter 11 for plan confirmation; and (3) the Plan has been proposed in good faith.

B.	Best Interests of Creditors/Liquidation Analysis

Often called the “best interests” test, section 1129(a)(7) of the Bankruptcy Code requires that a bankruptcy court find, as a condition to confirmation, that a chapter 11 plan provides, with respect to each impaired class, that each holder of a claim or an equity interest in such impaired class either (1) has accepted the plan or (2) will receive or retain under the plan property of a value that is not less than the amount that the non-accepting holder would receive or retain if the debtors liquidated under chapter 7.

Attached hereto as Exhibit F and incorporated herein by reference is a liquidation analysis (the “Liquidation Analysis”) prepared by the Debtors with the assistance of the Debtors’ advisors. As reflected in the Liquidation Analysis, the Debtors believe that liquidation of the Debtors’ businesses under chapter 7 of the Bankruptcy Code would result in substantial diminution in the value to be realized by holders of Claims as compared to distributions contemplated under the Plan. Consequently, the Debtors and their management believe that Confirmation of the Plan will provide a substantially greater return to holders of Claims than would a liquidation under chapter 7 of the Bankruptcy Code.

If the Plan is not confirmed, and the Debtors fail to propose and confirm an alternative plan of reorganization, the Debtors’ businesses may be liquidated pursuant to the provisions of a chapter 11 liquidating plan. In liquidations under chapter 11, the Debtors’ assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under chapter 7. Thus, a chapter 11 liquidation may result in larger recoveries than a chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs. Any distribution to holders of Claims under a chapter 11 liquidation plan would most likely be substantially delayed. Most importantly, the Debtors believe that any distributions to creditors in a chapter 11 liquidation scenario would fail to capture the significant going concern value of their businesses, which is reflected in the New Common Stock to be distributed under the Plan. Accordingly, the Debtors believe that a chapter 11 liquidation would not result in distributions as favorable as those under the Plan.

C.	Feasibility

Section 1129(a)(11) of the Bankruptcy Code requires that confirmation of a plan of reorganization is not likely to be followed by the liquidation, or the need for further financial reorganization of the debtor, or any successor to the debtor (unless such liquidation or reorganization is proposed in such plan of reorganization).

To determine whether the Plan meets this feasibility requirement, the Debtors, with the assistance of Jefferies, have analyzed their ability to meet their respective obligations under the Plan. As part of this analysis, the Debtors have prepared their projected consolidated balance sheet, income statement, and statement of cash flows, each covering the four months ended December 31, 2016 and the fiscal years 2017 and 2018. The Financial Projections are based on an assumed Effective Date of August 31, 2016 and certain assumptions regarding the Debtors’ production estimates and planned revenues. To the extent that the Effective Date occurs before or after August 31, 2016, recoveries on account of Allowed Claims could be impacted. Creditors and other interested parties should review Article VIII of this Disclosure Statement, entitled “Risk Factors,” which begins on page 44, for a discussion of certain factors that may affect the future financial performance of the Reorganized Debtors.

The Financial Projections are attached hereto as Exhibit G and incorporated herein by reference. Based upon the Financial Projections, the Debtors believe that they will be a viable operation following the Chapter 11 Cases and that the Plan will meet the feasibility requirements of the Bankruptcy Code.

As set forth in Article VIII.C.8 of this Disclosure Statement, entitled “The Debtors’ Business is Subject to Complex Laws and Regulations That Can Adversely Affect the Cost, Manner, or Feasibility of Doing Business,” which begins on page 55, the Debtors are subject to extensive federal, state, and local regulations, including significant and complex environmental laws and regulations. The Financial Projections expect that the Debtors will continue to comply with all applicable regulations, including state-law environmental regulations—the costs associated with such compliance fall within the purview of Corporate G&A (as defined in the Financial Projections). Such regulations include any state-law imposed well “plugging, restoration, and abandonment” obligations, including under the laws of the Commonwealth of Pennsylvania or any other state in which the Debtors operate. Based on the Financial Projections, the Debtors assert that they will satisfy any state-law plugging and abandonment obligations and otherwise continue to comply with any applicable environmental regulations during and following the Chapter 11 Cases.

D.	Acceptance by Impaired Classes

The Bankruptcy Code requires, as a condition to confirmation, except as described in the following section, that each class of claims or equity interests impaired under a plan, accept the plan. A class that is not “impaired” under a plan is deemed to have accepted the plan and, therefore, solicitation of acceptances with respect to such a class is not required.21

Section 1126(c) of the Bankruptcy Code defines acceptance of a plan by a class of impaired claims as acceptance by holders of at least two-thirds in dollar amount and more than one-half in a number of allowed claims in that class, counting only those claims that have actually voted to accept or to reject the plan. Thus, a class of claims will have voted to accept the plan only if two-thirds in amount and a majority in number of the Allowed Claims in such class that vote on the Plan actually cast their ballots in favor of acceptance.

Pursuant to Section 3.5 of the Plan, if a Class contains Claims or Interests eligible to vote and no holder of Claims or Interests eligible to vote in such Class votes to accept or reject the Plan, the Plan shall be presumed accepted by the holders of such Claims or Interests in such Class.

E.	Confirmation without Acceptance by All Impaired Classes

Section 1129(b) of the Bankruptcy Code allows a bankruptcy court to confirm a plan even if all impaired classes have not accepted it; provided, that the plan has been accepted by at least one impaired class. Pursuant to section 1129(b) of the Bankruptcy Code, notwithstanding an impaired class’s rejection or deemed rejection of the plan, the plan will be confirmed, at the plan proponent’s request, in a procedure commonly known as a “cramdown” so long as the plan does not “discriminate unfairly” and is “fair and equitable” with respect to each class of claims or equity interests that is impaired under, and has not accepted, the plan.

If any Impaired Class rejects the Plan, the Debtors reserve the right to seek to confirm the Plan utilizing the “cramdown” provision of section 1129(b) of the Bankruptcy Code. To the extent that any Impaired Class rejects the Plan or is deemed to have rejected the Plan, the Debtors may request Confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code. The Debtors reserve the right to alter, amend, modify, revoke, or withdraw the Plan or any Plan Supplement document, including the right to amend or modify the Plan or any Plan Supplement document to satisfy the requirements of section 1129(b) of the Bankruptcy Code.

1.	No Unfair Discrimination

The “unfair discrimination” test applies to classes of claims or interests that are of equal priority and are receiving different treatment under a plan. The test does not require that the treatment be the same or equivalent, but that treatment be “fair.” In general, bankruptcy courts consider whether a plan discriminates unfairly in its treatment of classes of claims of equal rank (e.g., classes of the same legal character). Bankruptcy courts will take into account a number of factors in determining whether a plan discriminates unfairly. A plan could treat two classes of unsecured creditors differently without unfairly discriminating against either class.

[21]	A class of claims is “impaired” within the meaning of section 1124 of the Bankruptcy Code unless the plan (a) leaves unaltered the legal, equitable and contractual rights to which the claim or equity interest entitles the holder of such claim or equity interest or (b) cures any default, reinstates the original terms of such obligation, compensates the holder for certain damages or losses, as applicable, and does not otherwise alter the legal, equitable, or contractual rights to which such claim or equity interest entitles the holder of such claim or equity interest.

2.	Fair and Equitable Test

The “fair and equitable” test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receive more than 100 percent of the amount of the allowed claims in the class. As to the dissenting class, the test sets different standards depending upon the type of claims or equity interests in the class.

The Debtors submit that if the Debtors “cramdown” the Plan pursuant to section 1129(b) of the Bankruptcy Code, the Plan is structured so that it does not “discriminate unfairly” and satisfies the “fair and equitable” requirement. With respect to the unfair discrimination requirement, all Classes under the Plan are provided treatment that is substantially equivalent to the treatment that is provided to other Classes that have equal rank. With respect to the fair and equitable requirement, no Class under the Plan will receive more than 100 percent of the amount of Allowed Claims in that Class. The Debtors believe that the Plan and the treatment of all Classes of Claims and Interests under the Plan satisfy the foregoing requirements for nonconsensual Confirmation of the Plan.

F.	Valuation of the Debtors

In conjunction with formulating the Plan and satisfying its obligations under section 1129 of the Bankruptcy Code, the Debtors determined that it was necessary to estimate the post-Confirmation going concern value of the Debtors. Accordingly, the Debtors, with the assistance of Jefferies, produced the Valuation Analysis that is set forth in Exhibit H attached hereto and incorporated herein by reference. As set forth in the Valuation Analysis, the Debtors’ going concern value is substantially less than the aggregate amount of its funded-debt obligations. Accordingly, the Valuation Analysis further supports the Debtors conclusion that the treatment of Classes under the Plan is fair and equitable and otherwise satisfies the Bankruptcy Code’s requirements for confirmation.

The Ad Hoc Equity Group is in the process of gathering information to conduct its own independent valuation of the Debtors and their operations. At this time, the Ad Hoc Equity Group is not able to assign a valuation to the Debtors’ enterprise; however, it believes that the Debtors’ professed valuation is drastically understated. Part of the Ad Hoc Equity Holders’ belief is based upon the Debtors’ statement in a February 15, 2015 press release that “[b]ased on internal estimates, proved and probable reserves in the Eagle Ford as of year-end 2014 were 1,093 MMBOE with a pretax PV-10 of approximately $3.0 billion, assuming an oil price of $60 per barrel and a natural gas price of $4.00 per MMBtu.” Unless and until the Ad Hoc Equity Group is permitted to conduct meaningful discovery and obtain and analyze the various reserve reports, valuations, accounting work papers and related materials, the Ad Hoc Equity Group does not believe that the true value of the Debtors will be ascertained.

The Debtors disagree. First and foremost, the Debtors have engaged in extensive marketing efforts and valuation analysis (see Article VI.C of this Disclosure Statement, entitled “The Restructuring Negotiations, RBL Amendments, and Third-Party Process,” which begins on page 34), including the Valuation Analysis attached to this Disclosure Statement as Exhibit G. The Debtors will present evidence, as necessary, at the Confirmation Hearing to support their view of valuation.

Moreover, the Ad Hoc Equity Group’s focus on the book value of the Debtors’ assets is misplaced—the great weight of authority recognizes that book value is not indicative of the true value of a debtor’s business.22

[22]	See Protective Comm. for Indep. Stockholders of TMT Trailer Ferry, Inc. v. Anderson, 390 U.S. 414, 443 (1968) (“going-concern value, not book or appraisal value, must govern” valuation in bankruptcy); In re Roblin Indus., Inc., 78 F.3d 30, 36 (2d Cir. 1996) (“[B]ook values are not ordinarily an accurate reflection of the market value of an asset.”); Cellmark Paper, Inc. v. Ames Merch. Corp. (In re Ames Dep’t Stores Inc.), 470 B.R. 280, 283 (S.D.N.Y. 2012) (same); Hunter v. Sylvester Material Co. (In re Turkeyfoot Concrete, Inc.), 198 B.R. 506, 510 (Bankr. N.D. Ohio 1996) (“It is commonly accepted that book value, which is usually the price paid for the property at acquisition less accumulated depreciation, does not likely bear any relation to the asset’s fair market value . . . [Book value] may have little to do with the actual declining fair market value of the asset.”).

The recent ruling of Judge Kevin R. Huennekens in the Alpha Natural Resources, Inc. bankruptcy proceeding is directly on point. On August 3, 2015, Alpha Natural Resources, Inc. and certain of its subsidiaries (“Alpha”) filed voluntary petitions for relief under chapter 11. Alpha is a coal company—thus, like the Debtors, operating in an industry suffering under the weight of the depressed commodities markets.

At the time of its filing, Alpha was liable for approximately $4.17 billion in funded-debt obligations. Certain of Alpha’s equity holders filed a motion seeking appointment of an equity committee. The equity holders argued, among other things, that Alpha was solvent based on their prepetition public filings, which indicated significant equity value. Judge Huennekens denied the motion based on a fluid, market-based approach to valuing Alpha’s assets. Hr’g Tr. at 59–62, In re Alpha Natural Resources, Inc., No. 15-33896 (Bankr. E.D. Va. Dec. 17, 2015). Judge Huennekens found that the Bankruptcy Code’s use of the phrase “fair value” in section 101(32)’s definition of “insolvent” did not refer to the book value provided in the debtors’ public filings (calculated in accordance with United States Generally Accepted Accounting Principles), but instead was a matter of market expectations. Id. Ultimately, Judge Heunnekens found that evidence of market expectations did not support a finding that there was a substantial likelihood of meaningful recovery for Alpha’s equity holders. Id.

Judge Kevin Gross recently reached a similar conclusion to Judge Heunnekens in his decision denying appointment of an equity committee in the Magnum Hunter Resources Corporation bankruptcy proceeding. Like the Debtors, Magnum Hunter Resources Corporation and its subsidiaries (“Magnum”) are an E&P company and have been severely impacted by recent market conditions. Judge Gross determined that equityholders had “no reasonable prospect of receiving a meaningful distribution,” and further found that the equityholders’ reliance on the Magnum debtors’ book value was misplaced. Hr’g Tr. at 79-84, In re Magnum Hunter Resources Corp., No. 15-12533 (Bankr D. Del. Apr. 18, 2016). Judge Gross specifically commented that “[b]ook value, liquidation value, and going concern value are distinct metrics. . . . Numerous courts have noted that book value is not indicative of the true value of a business.” Id. at 83. Judge Gross ultimately determined that the going concern valuation prepared by Magnum’s investment banker, similar to the Valuation Analysis attached to this Disclosure Statement as Exhibit H, was more indicative of Magnum’s true enterprise value.

Additionally, as set forth in Penn Virginia’s most recent 2015 Form 10-K, the Debtors’ most recently disclosed book value takes into account an impairment charge of approximately $1.4 billion. The Debtors strictly adhered to FASB Accounting Standards Codifications (“ASC”) 932-360-35 and 360-10-35 to account for the impairment of their assets. Moreover, it is important to point out that Penn Virginia’s 2015 Form 10-K is supported by the attestation of KPMG LLP (one of the country’s premier accounting firms), in which KPMG stated that “[i]n our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Penn Virginia Corporation and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.”

XII.	CERTAIN SECURITIES LAW MATTERS

A.	New Common Stock

1.	The Reorganized Debtors May Not Be Able to Generate Sufficient Cash to Service All of their Indebtedness

As discussed herein, the Plan provides for the Reorganized Debtors to distribute New Common Stock to holders of Note Claims and Allowed General Unsecured Claims. New Common Stock will also be distributed under the Management Incentive Plan after the Effective Date.

The Debtors believe that the class of New Common Stock will be “securities,” as defined in section 2(a)(1) of the Securities Act, section 101 of the Bankruptcy Code and any applicable state securities law (a “Blue Sky Law”). The Debtors further believe that the offer and sale of the New Common Stock pursuant to the Plan is, and subsequent transfers of the New Common Stock by the holders thereof that are not “underwriters” (as defined in section 2(a)(11) of the Securities Act and in the Bankruptcy Code) will be, exempt from federal and state securities registration requirements under various provisions of the Securities Act, the Bankruptcy Code, and any applicable state Blue Sky Law as described in more detail below. The New Common Stock underlying the Management Incentive Plan will be issued pursuant to a registration statement or another available exemption from registration under the Securities Act and other applicable law.

1.	Issuance and Resale of New Common Stock under the Plan

Private Placement Exemption

All shares of New Common Stock issued under the Plan will be issued without registration under the Securities Act or any similar federal, state, or local law in reliance upon either (a) section 1145 of the Bankruptcy Code or (b) section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder. All shares of New Common Stock issued pursuant to the exemption from registration set forth in section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder will be considered “restricted securities” and may not be transferred except pursuant to an effective registration statement under the Securities Act or an available exemption therefrom.

Persons who purchase the New Common Stock pursuant to the exemption from registration set forth in section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder will hold “restricted securities.” Resales of such restricted securities would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Holders of restricted securities would, however, be permitted to resell New Common Stock without registration if they are able to comply with the applicable provisions of Rule 144 or Rule 144A or any other registration exemption under the Securities Act, or if such securities are registered with the Securities and Exchange Commission.

All shares of New Common Stock issued (a) to Holders of Allowed Note Claims and Holders of Allowed General Unsecured Claims on account of their Claims and (b) to any Backstop Parties as a backstop premium pursuant to the Backstop Commitment Agreement, will be issued without registration under the Securities Act or any similar federal, state, or local law in reliance on Section 1145(a) of the Bankruptcy Code. All shares of New Common Stock issued (x) to the Backstop Parties pursuant to the Backstop Commitment Agreement in satisfaction of their obligations to purchase any unsubscribed shares in the Rights Offering and (y) to Holders of Allowed Note Claims in the Rights Offering upon exercise of their rights will be issued without registration under the Securities Act or any similar federal, state, or local law in reliance on Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder.

Recipients of the New Common Stock are advised to consult with their own legal advisors as to the availability of any exemption from registration under the Securities Act and any applicable state Blue Sky Law.

Resale of New Common Stock; Definition of Underwriter

Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as one who, except with respect to “ordinary trading transactions” of an entity that is not an “issuer”: (a) purchases a claim against, interest in, or claim for an administrative expense in the case concerning, the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such claim or interest; (b) offers to sell securities offered or sold under a plan for the holders of such securities; (c) offers to buy securities offered or sold under a plan from the holders of such securities, if such offer to buy is (i) with a view to distribution of such securities and (ii) under an agreement made in connection with the plan, with the consummation of the plan, or with the offer or sale of securities under the plan; or (d) is an issuer of the securities within the meaning of section 2(a)(11) of the Securities Act. In addition, a person who receives a fee in exchange for purchasing an issuer’s securities could also be considered an underwriter within the meaning of section 2(a)(11) of the Securities Act.

The definition of an “issuer” for purposes of whether a person is an underwriter under section 1145(b)(1)(D) of the Bankruptcy Code, by reference to section 2(a)(11) of the Securities Act, includes as “statutory underwriters” all persons who, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, an issuer of securities. The reference to “issuer,” as used in the definition of “underwriter” contained in section 2(a)(11) of the Securities Act, is intended to cover “Controlling Persons” of the issuer of the securities. “Control,” as defined in Rule 405 of the Securities Act, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. Accordingly, an officer or director of a reorganized debtor or its successor under a plan of reorganization may be deemed to be a “Controlling Person” of the debtor or successor, particularly if the management position or directorship is coupled with ownership of a significant percentage of the reorganized debtor’s or its successor’s voting securities. In addition, the legislative history of section 1145 of the Bankruptcy Code suggests that a creditor who owns ten percent or more of a class of securities of a reorganized debtor may be presumed to be a “Controlling Person” and, therefore, an underwriter.

Resales of the New Common Stock by entities deemed to be “underwriters” (which definition includes “Controlling Persons”) are not exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Under certain circumstances, holders of New Common Stock who are deemed to be “underwriters” may be entitled to resell their New Common Stock pursuant to the limited safe harbor resale provisions of Rule 144 of the Securities Act. Generally, Rule 144 of the Securities Act would permit the public sale of securities received by such Person if the required holding period has been met and, under certain circumstances, current information regarding the issuer is publicly available and volume limitations, manner of sale requirements and certain other conditions are met. Whether any particular Person would be deemed to be an “underwriter” (including whether the Person is a “Controlling Person”) with respect to the New Common Stock would depend upon various facts and circumstances applicable to that Person. Accordingly, the Debtors express no view as to whether any Person would be deemed an “underwriter” with respect to the New Common Stock and, in turn, whether any Person may freely resell New Common Stock. The Debtors recommend that potential recipients of New Common Stock consult their own counsel concerning their ability to freely trade such securities without compliance with the federal law and any applicable state Blue Sky Law.

New Common Stock / Management Incentive Plan

The percentage of New Common Stock to be set aside for the Management Incentive Plan shall be up to a percentage determined by the Debtors and the Backstop Parties prior to the Confirmation Hearing, which maximum percentage shall be disclosed either in the Plan Supplement or the Confirmation Order. The parameters, incentives, and eligible executives with respect to this Management Incentive Plan shall be determined by the compensation committee of the New Board, with input to be provided to the New Board designees by the Backstop Parties prior to the Effective Date. The Confirmation Order shall authorize the New Board to adopt and enter into the Management Incentive Plan, on the terms set forth in Section 4.16 of the Plan. The issuance of New Common Stock under the Management Incentive Plan would dilute all of the New Common Stock.

B.	The Rights Offering Shares and Commitment Premium

1.	Issuance

Section 4(a)(2) of the Securities Act provides that the issuance of securities by an issuer in transactions not involving any public offering are exempt from registration under the Securities Act. Regulation D is a non-exclusive safe harbor from registration promulgated by the SEC under section 4(a)(2) of the Securities Act.

The Debtors believe that the Rights Offering Shares and any shares of New Common Stock issued as the Commitment Premium are issuable without registration under the Securities Act in reliance upon the exemption from registration provided under section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. These shares will be subject to resale restrictions and may be resold, exchanged, assigned or otherwise transferred only pursuant to registration, or an applicable exemption from registration, under the Securities Act and other applicable law, as described below.

2.	Subsequent Transfers

Unlike the securities that will be issued pursuant to section 1145(a)(1) of the Bankruptcy Code, the Rights Offering Shares and any shares of New Common Stock issued as the Commitment Premium will be deemed “restricted securities” that may not be offered, sold, exchanged, assigned or otherwise transferred unless they are registered under the Securities Act, or an exemption from registration under the Securities Act is available.

The Rights Offering Shares and any shares of New Common Stock issued as the Commitment Premium will not initially be registered under the Securities Act. The Debtors do not plan to register the Rights Offering Shares held by persons other than the Backstop Parties. Thus, persons who receive Rights Offering Shares (other than the Backstop Parties) will not be permitted to offer, sell or otherwise transfer their Rights Offering Shares except pursuant to an available exemption from registration.

All persons (other than Backstop Parties) who purchase Rights Offering Shares will be required to agree that they will not offer, sell or otherwise transfer any Rights Offering Shares except in accordance with the exemption from registration provided by Rule 144 under the Securities Act, if and when available.

Rule 144 provides an exemption for the public resale of “restricted securities” if certain conditions are met. These conditions vary depending on whether the holder of the restricted securities is an affiliate of the issue. An affiliate is defined as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.”

A non-affiliate who has not been an affiliate of the issuer during the preceding three months may resell restricted securities after a six-month holding period if at the time of the sale there is available certain current public information regarding the issuer, and may sell the securities after a one-year holding period whether or not there is current public information regarding the issuer. Adequate current public information is available for a reporting issuer if the issuer has filed all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the twelve months preceding the sale of the restricted securities. If the issuer is a non-reporting issuer, adequate current public information is available if certain information about the issuer is made publicly available. The Debtors currently expect that the Reorganized Debtors will continue to be a reporting issuer and file all such required periodic reports and that current public information will be available to allow resales by non-affiliates when the six-month holding period expires (approximately six months after the emergence date).

An affiliate may resell restricted securities after the six-month holding period if at the time of the sale certain current public information regarding the issuer is available. As noted above, the Debtors currently expect that this information requirement will be satisfied. The affiliate must also comply with the volume, manner of sale and notice requirements of Rule 144. First, the rule limits the number of restricted securities (plus any unrestricted securities) sold for the account of an affiliate (and related persons) in any three-month period to the greater of 1% of the outstanding securities of the same class being sold, or, if the class is listed on a stock exchange, the greater of 1% of the average weekly reported volume of trading in such restricted securities during the four weeks preceding the filing of a notice of proposed sale on Form 144. Second, the manner of sale requirement provides that the restricted securities must be sold in a broker’s transaction, which generally means they must be sold through a broker and handled as a routine trading transaction. The broker must receive no more than the usual commission and cannot solicit orders for the sale of the restricted securities except in certain situations. Third, if the sale exceeds 5,000 restricted securities or has an aggregate sale price greater than $50,000, an affiliate must file with the SEC three copies of a notice of proposed sale on Form 144. The sale must occur within three months of filing the notice unless an amended notice is filed.

The Debtors believe that the Rule 144 exemption will not be available with respect to any Rights Offering Shares (whether held by non-affiliates or affiliates) until at least six months after the Effective Date. Accordingly, holders of Rights Offering Shares will be required to hold their Rights Offering Shares for at least six months and, thereafter, to sell them only in accordance with the applicable requirements of Rule 144.

All Rights Offering Shares will be issued in certificated or book-entry form and will bear a restrictive legend. Except with respect to the Backstop Parties, each certificate or book-entry representing, or issued in exchange for or upon the transfer, sale or assignment of, any Rights Offering Share shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON [ISSUANCE DATE], AND HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY OTHER APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE ACT PROVIDED BY RULE 144 THEREUNDER, WHEN AVAILABLE.”

The Reorganized Debtors will reserve the right to require certification or other evidence of compliance with Rule 144 as a condition to the removal of such legend or to any resale of the Rights Offering Shares. The Reorganized Debtors will also reserve the right to stop the transfer of any Rights Offering Shares if such transfer is not in compliance with Rule 144. Any person who purchases Rights Offering Shares pursuant to the Rights Offering will be required to acknowledge and agree not to resell such securities except in accordance with Rule 144, when available, and that the securities will be subject to the other restrictions described above.

Any persons receiving “restricted securities” under the Plan should consult with their own counsel concerning the availability of an exemption from registration for resale of these securities under the Securities Act and other applicable law.

BECAUSE OF THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER OR AN AFFILIATE AND THE HIGHLY FACT-SPECIFIC NATURE OF THE AVAILABILITY OF EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT, INCLUDING THE EXEMPTIONS AVAILABLE UNDER SECTION 1145 OF THE BANKRUPTCY CODE AND RULE 144 UNDER THE SECURITIES ACT, NONE OF THE DEBTORS OR THE REORGANIZED DEBTORS MAKE ANY REPRESENTATION CONCERNING THE ABILITY OF ANY PERSON TO DISPOSE OF THE SECURITIES TO BE DISTRIBUTED UNDER THE PLAN. THE DEBTORS RECOMMEND THAT POTENTIAL RECIPIENTS OF THE SECURITIES TO BE ISSUED UNDER THE PLAN CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH SECURITIES.

XIII.	CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

A.	Introduction

The following discussion summarizes certain United States (“U.S.”) federal income tax consequences of the implementation of the Plan to the Debtors, the Reorganized Debtors, and certain holders of Claims. This summary is based on the Internal Revenue Code of 1986, as amended (the “Tax Code”), the U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions and published administrative rules, and pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date hereof (collectively, “Applicable Tax Law”). Changes in the rules or new interpretations of the rules may have retroactive effect and could significantly affect the U.S. federal income tax consequences described below. The Debtors have not requested, and will not request, any ruling or determination from the IRS or any other taxing authority with respect to the tax consequences discussed herein, and the discussion below is not binding upon the IRS or the courts. No assurance can be given that the IRS would not assert, or that a court would not sustain, a different position than any position discussed herein.

This summary does not address foreign, state, or local tax consequences of the Plan, nor does it purport to address all aspects of U.S. federal income taxation that may be relevant to a holder in light of its individual circumstances or to a holder that may be subject to special tax rules (such as Persons who are related to the Debtors within the meaning of the Tax Code, foreign taxpayers, broker-dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax exempt organizations, pass-through entities, beneficial owners of pass-through entities, subchapter S corporations, persons who hold Claims or who will hold the New Common Stock as part of a straddle, hedge, conversion transaction, or other integrated investment, persons using a mark-to-market method of accounting, and holders of Claims who are themselves in bankruptcy). Furthermore, this summary assumes that a holder of a Claim holds only Claims in a single Class and holds a Claim only as a “capital asset” (within the meaning of section 1221 of the Tax Code). This summary also assumes that the various debt and other arrangements to which any of the Debtors are a party will be respected for U.S. federal income tax purposes in accordance with their form, and that the Claims constitute interests in the Debtors “solely as a creditor” for purposes of section 897 of the Tax Code. This summary does not discuss differences in tax consequences to holders of Claims that act or receive consideration in a capacity other than any other holder of a Claim of the same Class or Classes, and the tax consequences for such holders may differ materially from that described below.

For purposes of this discussion, a “U.S. holder” is a holder of a Claim that is: (1) an individual citizen or resident of the United States for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of the source of such income; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. For purposes of this discussion, a “non-U.S. holder” is any holder of a Claim that is not a U.S. holder other than any partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a holder of a Claim, the tax treatment of a partner (or other beneficial owner) generally will depend upon the status of the partner (or other beneficial owner) and the activities of the entity. Partners (or other beneficial owners) of partnerships (or other pass-through entities) that are holders of Claims should consult their respective tax advisors regarding the U.S. federal income tax consequences of the Plan.

ACCORDINGLY, THE FOLLOWING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM OR INTEREST. ALL HOLDERS OF CLAIMS OR INTERESTS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME, ESTATE, AND OTHER TAX CONSEQUENCES OF THE PLAN.

B.	Certain U.S. Federal Income Tax Consequences to the Debtors and the Reorganized Debtors

1.	Cancellation of Debt and Reduction of Tax Attributes

In general, absent an exception, a debtor will realize and recognize cancellation of debt income (“COD Income”), for U.S. federal income tax purposes, upon satisfaction of its outstanding indebtedness for total consideration less than the amount of such indebtedness. The amount of COD Income, in general, is the excess of (a) the adjusted issue price of the indebtedness satisfied, over (b) the sum of (i) the amount of Cash paid, (ii) the issue price of any new indebtedness of the taxpayer issued, and (iii) the fair market value of any other new consideration (including stock of the debtor) given in satisfaction of such indebtedness at the time of the exchange.

Under section 108 of the Tax Code, a debtor is not required to include COD Income in gross income if the debtor is under the jurisdiction of a court in a case under chapter 11 of the Bankruptcy Code and the discharge of debt occurs pursuant to that proceeding. Instead, as a consequence of such exclusion, a debtor must reduce its tax attributes by the amount of COD Income that it excluded from gross income pursuant to the rule discussed in the preceding sentence. In general, tax attributes will be reduced in the following order: (a) NOLs and NOL carryforwards; (b) general business credit carryovers; (c) minimum tax credit carryovers; (d) capital loss carryovers; (e) tax basis in assets; (f) passive activity loss and credit carryovers; and (g) foreign tax credit carryovers. Alternatively, a debtor with COD

Income may elect first to reduce the basis of its depreciable assets pursuant to section 108(b)(5) of the Tax Code. The reduction in tax attributes occurs only after the tax for the year of the debt discharge has been determined. Any excess COD Income over the amount of available tax attributes is not subject to U.S. federal income tax and has no other U.S. federal income tax impact.

The Treasury Regulations address the method and order for applying tax attribute reduction to an affiliated group of corporations. Under these Treasury Regulations, the tax attributes of each member of an affiliated group of corporations that is excluding COD Income is first subject to reduction. To the extent the debtor member’s tax basis in stock of a lower-tier member of the affiliated group is reduced, a “look through rule” requires that a corresponding reduction be made to the tax attributes of the lower-tier member. If a debtor member’s excluded COD Income exceeds its tax attributes, the excess COD Income is applied to reduce certain remaining consolidated tax attributes of the affiliated group.

As a result of the Restructuring Transactions, the Debtors expect to realize significant COD Income, which will result in material reductions in NOLs, NOL carryforwards, and other tax attributes.

2.	Limitation of NOL Carryforwards and Other Tax Attributes

As of December 31, 2015, the Debtors had approximately $509.8 million of NOLs. Following the Effective Date, the Debtors anticipate that any NOL carryovers, capital loss carryovers, tax credit carryovers, and certain other tax attributes (such as losses and deductions that have accrued economically but are unrecognized as of the date of the ownership change) of the Reorganized Debtors allocable to periods before the Effective Date (collectively, the “Pre-Change Losses”) may be subject to limitation under sections 382 and 383 of the Tax Code as a result of an “ownership change” of the Reorganized Debtors by reason of the transactions consummated pursuant to the Plan.

Under sections 382 and 383 of the Tax Code, if a corporation undergoes an “ownership change,” the amount of its Pre-Change Losses that may be utilized to offset future taxable income generally is subject to an annual limitation. The rules of section 382 of the Tax Code are complicated, but as a general matter, the Debtors anticipate that the distribution of the New Common Stock pursuant to the Plan will result in an “ownership change” of the Reorganized Debtors for these purposes, and that the Reorganized Debtors’ use of their Pre-Change Losses will be subject to limitation unless an exception to the general rules of section 382 of the Tax Code applies.

For this purpose, if a corporation (or consolidated group) has a net unrealized built-in loss at the time of an ownership change (taking into account most assets and items of “built-in” income and deductions), then generally built-in losses (including amortization or depreciation deductions attributable to such built-in losses) recognized during the following five years (up to the amount of the original net unrealized built-in loss) will be treated as Pre-Change Losses and similarly will be subject to the annual limitation. In general, a corporation’s (or consolidated group’s) net unrealized built-in loss will be deemed to be zero unless it is greater than the lesser of (a) $10,000,000 or (b) 15 percent of the fair market value of its assets (with certain adjustments) before the ownership change.

(a)	General Section 382 Annual Limitation

In general, the amount of the annual limitation to which a corporation that undergoes an “ownership change” would be subject is equal to the product of (a) the fair market value of the stock of the corporation immediately before the “ownership change” (with certain adjustments) multiplied by (b) the “long-term tax-exempt rate” (which is the highest of the adjusted federal long-term rates in effect for any month in the 3-calendar-month period ending with the calendar month in which the “ownership change” occurs: 2.24 percent for May 2016). The section 382 Limitation may be increased to the extent that the Debtors recognize certain built-in gains in their assets during the five-year period following the ownership change, or are treated as recognizing built-in gains pursuant to the safe harbors provided in IRS Notice 2003-65. Section 383 of the Tax Code applies a similar limitation to capital loss carryforwards and tax credits. Any unused limitation may be carried forward, thereby increasing the annual limitation in the subsequent taxable year. As discussed below, however, special rules may apply in the case of a corporation that experiences an ownership change as the result of a bankruptcy proceeding.

(b)	Special Bankruptcy Exceptions

An exception to the foregoing annual limitation rules generally applies when so-called “qualified creditors” of a debtor corporation in chapter 11 receive, in respect of their Claims, at least 50 percent of the vote and value of the stock of the reorganized debtor (or a controlling corporation if also in chapter 11) pursuant to a confirmed chapter 11 plan (the “382(l)(5) Exception”). Under the 382(l)(5) Exception, a debtor’s Pre-Change Losses are not limited on an annual basis, but, instead, NOL carryforwards will be reduced by the amount of any interest deductions claimed during the three taxable years preceding the effective date of the plan of reorganization, and during the part of the taxable year prior to and including the effective date of the plan of reorganization, in respect of all debt converted into stock in the reorganization. If the 382(l)(5) Exception applies and the Reorganized Debtors undergo another “ownership change” within two years after the Effective Date, then the Reorganized Debtors’ Pre-Change Losses effectively would be eliminated in their entirety.

Where the 382(l)(5) Exception is not applicable to a corporation in bankruptcy (either because the debtor does not qualify for it or the debtor otherwise elects not to utilize the 382(l)(5) Exception), a second special rule will generally apply (the “382(l)(6) Exception”). Under the 382(l)(6) Exception, the annual limitation will be calculated by reference to the lesser of the value of the debtor corporation’s new stock (with certain adjustments) immediately after the ownership change or the value of such debtor corporation’s assets (determined without regard to liabilities) immediately before the ownership change. This differs from the ordinary rule that requires the fair market value of a debtor corporation that undergoes an “ownership change” to be determined before the events giving rise to the change. The 382(l)(6) Exception also differs from the 382(l)(5) Exception in that under it the debtor corporation is not required to reduce its NOL carryforwards by the amount of interest deductions claimed within the prior three-year period, and the debtor may undergo an ownership change within two years without triggering the elimination of its Pre-Change Losses.

The Debtors have not yet determined whether that the Restructuring Transactions will qualify for the 382(l)(5) Exception, but even if the Restructuring Transactions qualify for the 382(l)(5) Exception, the Debtors or the Reorganized Debtors may decide to elect out of the 382(l)(5) Exception, particularly if it appears likely that another ownership change will occur within two years after emergence. Regardless of whether the Reorganized Debtors take advantage of the 382(l)(6) Exception or the 382(l)(5) Exception, the Reorganized Debtors’ use of their Pre-Change Losses after the Effective Date may be adversely affected if an “ownership change” within the meaning of section 382 of the Tax Code were to occur after the Effective Date.

3.	Alternative Minimum Tax

In general, an alternative minimum tax (“AMT”) is imposed on a corporation’s alternative minimum taxable income (“AMTI”) at a 20 percent rate to the extent such tax exceeds the corporation’s regular federal income tax for the year. AMTI is generally equal to regular taxable income with certain adjustments. For purposes of computing AMTI, certain tax deductions and other beneficial allowances are modified or eliminated. For example, except for alternative tax NOLs generated in certain years, which can offset 100 percent of a corporation’s AMTI, only 90 percent of a corporation’s AMTI may be offset by available alternative tax NOL carryforwards. The effect of this rule could cause the

Reorganized Debtors to owe some federal income tax on taxable income in future years even if NOL carryforwards are available to offset that taxable income. Additionally, under section 56(g)(4)(G) of the Tax Code, an ownership change (as discussed above) that occurs with respect to a corporation having a net unrealized built-in loss in its assets will cause, for AMT purposes, the adjusted basis of each asset of the corporation immediately after the ownership change to be equal to its proportionate share (determined on the basis of respective fair market values) of the fair market value of the assets of the corporation, as determined under section 382(h) of the Tax Code, immediately before the ownership change, the effect of which may increase the amount of AMT owed by the Reorganized Debtors.

C.	Certain U.S. Federal Income Tax Consequences to Certain U.S. Holders of Claims

The following discussion assumes that the Debtors will undertake the Restructuring Transactions currently contemplated by the Plan. Holders of Claims and Interests are urged to consult their tax advisors regarding the tax consequences of the Restructuring Transactions.

1.	U.S. Federal Income Tax Consequences to U.S. Holders of Allowed Note Claims and Allowed General Unsecured Claims

Pursuant to the Plan, except to the extent that a U.S. holder of an Allowed Note Claim or Allowed General Unsecured Claim agrees to a less favorable treatment in exchange for full and final satisfaction, settlement, release and discharge of the Note Claims or General Unsecured Claims, respectively, the U.S. holder of such Claims shall receive a Pro Rata distribution of the New Common Stock Equity Pool and, with respect to the U.S. holder of an Allowed Note Claim only, the right to purchase its Pro Rata Share of the Rights Offerings Shares.

Whether and the extent to which the U.S. holder of a Note Claim or General Unsecured Claim recognizes gain or loss as a result of the exchange of its claim for the New Common Stock depends on whether the debt underlying the Note Claim or General Unsecured Claim surrendered is treated as a “security” for purposes of the reorganization provisions of the Tax Code, as further described below.

(a)	Treatment of a Debt Instrument as a “Security”

Where U.S. holder exchanges its Allowed Note Claim or Allowed General Unsecured Claim for New Common Stock, such exchange may qualify for tax-free treatment if the debt underlying the surrendered Claim is a security of Penn Virginia. Whether a debt instrument constitutes a “security” for U.S. federal income tax purposes is determined based on all the relevant facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether such instrument is a security for U.S. federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that could be taken into account in determining whether a debt instrument is a security, including the security for payment, the creditworthiness of the obligor, the subordination or lack thereof to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable, or contingent, and whether such payments are made on a current basis or accrued. Since the obligations underlying the Note Claims were issued by Penn Virginia and have terms of more than five years it is likely that such Note Claims constitute securities of Penn Virginia for U.S. federal income tax purposes. In general, General Unsecured Claims are unlikely to be securities of Penn Virginia for U.S. federal income tax purposes.

(b)	U.S. Holder Exchanges its Allowed Note Claim or Allowed General Unsecured Claim, which Claim is not a Security

If a U.S. holder’s Allowed Note Claim or Allowed General Unsecured Claim is not a security for U.S. federal income tax purposes, such U.S. holder will be treated as exchanging such Claim for New Common Stock, in a taxable exchange under section 1001 of the Tax Code. Accordingly, each U.S. holder of such Claim should recognize gain or loss equal to the difference between (1) the fair market value of New Common Stock received in exchange for the Claim; and (2) such U.S. holder’s adjusted basis, if any, in such Claim. The character of such gain or loss as capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the U.S. holder, the nature of the Claim in such U.S. holder’s hands, whether the Claim was purchased at a discount, and whether and to what extent the U.S. holder previously has claimed a bad debt deduction with respect to its Claim. The deductibility of capital losses is subject to certain limitations as discussed below. See Articles XIII.C.2 and XIII.C.3 of this Disclosure Statement, entitled “Accrued Interest” and “Market Discount,” respectively, which begin on page 76. A U.S. holder’s tax basis in any New Common Stock received should equal the fair market value of such New Common Stock as of the date such New Common Stock is distributed to the holder. A U.S. holder’s holding period for the New Common Stock received should begin on the day following the Effective Date.

(c)	U.S. Holder Exchanges Its Allowed Note Claim, which Claim is a Security

If a U.S. holder’s Allowed Note Claim or Allowed General Unsecured Claim is treated as a security for U.S. federal income tax purposes, the exchange of such Claim for New Common Stock would be treated as an exchange of securities pursuant to a tax-free reorganization to which Reorganized Penn Virginia is treated as a party under the reorganization provisions of the Tax Code (a “Reorganization”) and a U.S. holder should not recognize loss with respect to the exchange and should not recognize gain (subject to “Accrued Interest,” as discussed in Article XIII.C.2 of this Disclosure Statement entitled “Accrued Interest,” which begins on page 76). Such U.S. holder’s total combined tax basis in its New Common Stock received should equal the U.S. holder’s tax basis in the Allowed Note Claim or Allowed General Unsecured Claim surrendered therefor increased by gain, if any, recognized by such U.S. holder in the transaction. Subject to Article XIII.C.2 of this Disclosure Statement, entitled “Accrued Interest,” which begins on page 76, a U.S. holder’s holding period for its interest in the New Common Stock should include the holding period for the Allowed Note Claim or Allowed General Unsecured Claim surrendered therefor.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE RECOGNITION OF GAIN OR LOSS, FOR FEDERAL INCOME TAX PURPOSES, ON THE SATISFACTION OF THEIR CLAIMS.

2.	Accrued Interest

To the extent that any amount received by a U.S. holder of a Claim is attributable to accrued but unpaid interest on the debt instruments constituting the surrendered Claim, the receipt of such amount should be taxable to the U.S. holder as ordinary interest income (to the extent not already taken into income by the U.S. holder). Conversely, a U.S. holder of a Claim may be able to recognize a deductible loss (or, possibly, a write off against a reserve for worthless debts) to the extent that any accrued interest previously was included in the U.S. holder’s gross income but was not paid in full by the Debtors. Such loss may be ordinary, but the tax law is unclear on this point.

If the fair value of the consideration is not sufficient to fully satisfy all principal and interest on Allowed Claims, the extent to which such consideration will be attributable to accrued interest is unclear.

Under the Plan, the aggregate consideration to be distributed to holders of Allowed Claims in each Class will be allocated first to the principal amount of Allowed Claims, with any excess allocated to unpaid interest that accrued on these Claims, if any. Certain legislative history indicates that an allocation of consideration as between principal and interest provided in a chapter 11 plan of reorganization is binding for U.S. federal income tax purposes, while certain Treasury Regulations treat payments as allocated first to any accrued but unpaid interest. The IRS could take the position that the consideration received by the holder should be allocated in some way other than as provided in the Plan. U.S. Holders of Claims should consult their own tax advisors regarding the proper allocation of the consideration received by them under the Plan.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE ALLOCATION OF CONSIDERATION RECEIVED IN SATISFACTION OF THEIR CLAIMS AND THE FEDERAL INCOME TAX TREATMENT OF ACCRUED BUT UNPAID INTEREST.

3.	Market Discount

Under the “market discount” provisions of the Tax Code, some or all of any gain realized by a U.S. holder of a Claim who exchanges the Claim for an amount on the Effective Date may be treated as ordinary income (instead of capital gain), to the extent of the amount of “market discount” on the debt instruments constituting the exchanged Claim. In general, a debt instrument is considered to have been acquired with “market discount” if it is acquired other than on original issue and if its holder’s adjusted tax basis in the debt instrument is less than (a) the sum of all remaining payments to be made on the debt instrument, excluding “qualified stated interest” or (b) in the case of a debt instrument issued with original issue discount, its adjusted issue price, by at least a de minimis amount (equal to 0.25 percent of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity).

Any gain recognized by a U.S. holder on the taxable disposition of a Claim that had been acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while the Claim was considered to be held by the U.S. holder (unless the U.S. holder elected to include market discount in income as it accrued). To the extent that the Allowed Claims that were acquired with market discount are exchanged in a tax-free transaction for other property, any market discount that accrued on the Allowed Claims (i.e., up to the time of the exchange) but was not recognized by the U.S. holder is carried over to the property received therefor and any gain recognized on the subsequent sale, exchange, redemption, or other disposition of the property is treated as ordinary income to the extent of the accrued, but not recognized, market discount.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF THE MARKET DISCOUNT RULES TO THEIR CLAIMS.

4.	Limitation on Use of Capital Losses

A U.S. holder of a Claim who recognizes capital losses as a result of the distributions under the Plan will be subject to limits on the use of such capital losses. For a non-corporate U.S. holder, capital losses may be used to offset any capital gains (without regard to holding periods), and also ordinary income to the extent of the lesser of (a) $3,000 ($1,500 for married individuals filing separate returns) or (b) the excess of the capital losses over the capital gains. A non-corporate U.S. holder may carry over unused capital losses and apply them against future capital gains and a portion of their ordinary income for an unlimited number of years. For corporate U.S. holders, capital losses may only be used to offset capital gains. A corporate U.S. holder that has more capital losses than may be used in a tax year may carry back unused capital losses to the three years preceding the capital loss year or may carry over unused capital losses for the five years following the capital loss year.

5.	Exercise of Rights

A U.S. holder of an Allowed Note Claim that elects not to exercise the Subscription Rights may be entitled to claim a (likely short-term capital) loss equal to the amount of tax basis allocated to the Subscription Rights, subject to any limitations on such U.S. holder’s ability to utilize capital losses.

SUCH U.S. HOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF ELECTING NOT TO EXERCISE THE RIGHTS.

A U.S. holder that elects to exercise the Subscription Rights will be treated as purchasing, in exchange for its Subscription Rights and the amount of cash funded by the U.S. holder to exercise the Subscription Rights, the additional New Common Stock it is entitled to pursuant to the Subscription Rights. Such a purchase will generally be treated as the exercise of an option under general tax principles, and as such U.S. holder should not recognize income, gain, or loss for U.S. federal income tax purposes when it exercises the Subscription Rights. A U.S. holder’s aggregate tax basis in the New Common Stock will equal the sum of (i) the amount of Cash paid by the U.S. holder to exercise its Subscription Rights plus (ii) such U.S. holder’s tax basis in its Subscription Rights immediately before the option is exercised. A U.S. holder’s holding period for the New Common Stock received on the Effective Date pursuant to the exercise of the Subscription Rights should begin on the day following the Effective Date.

D.	Certain U.S. Federal Income Tax Consequences to Certain Non-U.S. Holders of Claims

1.	Consequences to Non-U.S. Holders of Allowed Note Claims and General Unsecured Claims

This following discussion includes only certain U.S. federal income tax consequences of the Restructuring Transactions to non-U.S. holders. The discussion does not include any non-U.S. tax considerations. The rules governing the U.S. federal income tax consequences to non-U.S. holders are complex. Each non-U.S. holders should consult its own tax advisor regarding the U.S. federal, state, and local and the foreign tax consequences of the consummation of the Plan to such non-U.S. holders and the ownership and disposition of the New Common Stock, as applicable.

Whether a non-U.S. holder realizes gain or loss on the exchange and the amount of such gain or loss is determined in the same manner as set forth above in connection with U.S. holders.

(a)	Gain Recognition

Any gain realized by a non-U.S. holder on the exchange of its Claim generally will not be subject to U.S. federal income taxation unless (i) the non-U.S. holder is an individual who was present in the United States for 183 days or more during the taxable year in which the Restructuring Transactions occur and certain other conditions are met or (ii) such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business in the United States (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such non-U.S. holder in the United States).

If the first exception applies, to the extent that any gain is taxable and does not qualify for deferral pursuant to a Reorganization as described above, the non-U.S. holder generally will be subject to

U.S. federal income tax at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which such non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the exchange. If the second exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to any gain realized on the exchange if such gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States in the same manner as a U.S. holder. In order to claim an exemption from withholding tax, such non-U.S. holder will be required to provide a properly executed IRS Form W-8ECI (or such successor form as the IRS designates). In addition, if such a non-U.S. holder is a corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

(b)	Accrued Interest

Payments to a non-U.S. holder that are attributable to accrued but untaxed interest generally will not be subject to U.S. federal income or withholding tax, provided that the withholding agent has received or receives, prior to payment, appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E) establishing that the non-U.S. holder is not a U.S. person, unless:

(i)	the non-U.S. holder actually or constructively owns 10% or more of the total combined voting power of all classes of Penn Virginia’s stock entitled to vote;

(ii)	the non-U.S. holder is a “controlled foreign corporation” that is a “related person” with respect to Penn Virginia (each, within the meaning of the Tax Code);

(iii)	the non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Tax Code; or

(iv)	such interest is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (in which case, provided the non-U.S. holder provides a properly executed IRS Form W-8ECI (or successor form) to the withholding agent, the non-U.S. holder (x) generally will not be subject to withholding tax, but (y) will be subject to U.S. federal income tax in the same manner as a U.S. holder (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such non-U.S. holder’s effectively connected earnings and profits that are attributable to the accrued but untaxed interest at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty)).

A non-U.S. holder that does not qualify for exemption from withholding tax with respect to accrued but untaxed interest that is not effectively connected income generally will be subject to withholding of U.S. federal income tax at a 30% rate (or at a reduced rate or exemption from tax under an applicable income tax treaty) on payments that are attributable to accrued but untaxed interest. For purposes of providing a properly executed IRS Form W-8BEN or W-BEN-E, special procedures are provided under applicable Treasury Regulations for payments through qualified foreign intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.

E.	Information Reporting and Back-Up Withholding

The Debtors will withhold all amounts required by law to be withheld from payments of interest and dividends. The Debtors will comply with all applicable reporting requirements of the Tax Code. In general, information reporting requirements may apply to distributions or payments made to a holder of a Claim under the Plan. In addition, backup withholding of taxes will generally apply to payments in respect of an Allowed Claim under the Plan unless, in the case of a U.S. holder, such U.S. Holder provides a properly executed IRS Form W-9 and, in the case of non-U.S. holder, such non-U.S. holder provides a properly executed applicable IRS Form W-8 (or otherwise establishes such Non-U.S. holder’s eligibility for an exemption).

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS (generally, a federal income tax return).

In addition, from an information reporting perspective, the Treasury Regulations generally require disclosure by a taxpayer on its U.S. federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, certain transactions that result in the taxpayer’s claiming a loss in excess of specified thresholds. Holders are urged to consult their tax advisors regarding these regulations and whether the transactions contemplated by the Plan would be subject to these regulations and require disclosure on the holders’ tax returns.

THE FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN ARE COMPLEX. THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF SUCH HOLDER’S CIRCUMSTANCES AND INCOME TAX SITUATION. ALL HOLDERS OF CLAIMS AND INTERESTS SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS CONTEMPLATED BY THE PLAN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS, AND OF ANY CHANGE IN APPLICABLE TAX LAWS.

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XIV.	RECOMMENDATION

In the opinion of the Debtors, the Plan is preferable to all other available alternatives and provides for a larger distribution to the Debtors’ creditors than would otherwise result in any other scenario. Accordingly, the Debtors recommend that holders of Claims entitled to vote on the Plan vote to accept the Plan and support Confirmation of the Plan.

Dated: June 27, 2016	PENN VIRGINIA CORPORATION on behalf of itself and all other Debtors

R. Seth Bullock Chief Restructuring Officer Four Radnor Corporate Center, Suite 200 100 Matsonford Road Radnor, Pennsylvania 19087

Exhibit A

Plan of Reorganization

Exhibit B

Restructuring Support Agreement

Exhibit C

Corporate Organization Chart

Exhibit D

Disclosure Statement Order

Exhibit E

Rights Offering Procedures

Exhibit F

Liquidation Analysis

Exhibit G

Financial Projections

Exhibit H

Valuation Analysis